ARS

P.E. 12-31-03

Hometown AUTO RETAILERS INC

2003 ANNUAL REPORT



MOTOR TREND TRUCK OF THE YEAR 2004 FORD F-150

GAINING MOMENTUM



MOTOR TREND CAR OF THE YEAR 2004 TOYOTA PRIUS

Statement

OF CORPORATE VISION



"What we do believe in is the never-ending quest to be brilliant in the basics. We believe that slow and steady will not only win the race, but is winning the race. We believe in working hard to make our balance sheet stronger each year. We believe we get our best results with the customers we already have. We believe in constantly thinking outside of the box to improve traffic into our show-rooms without compromising integrity.

We believe these concepts comprise the everyday blocking and tackling basics of car and truck sales and service. We also believe in making sure our relationships with our manufacturers are at the highest levels possible, so that when an opportunity to grow comes, we will not only meet with manufacturer approval, but better yet, the manufacturer will be excited and pleased to have us."

Corey Shaker,
President and CEO,
Hometown Auto Retailers

Hometown
AUTO RETAILERS

FINANCIAL HIGHLIGHTS

Millions Except Per Share Amounts	***2003***	*2002*	*2001*
Revenues	***$279.8***	$269.7	$275.8
Net income (loss) before cumulative effect of accounting change[a]	***$ 2.4***	$ 0.8	$ (2.1)
Cumulative effect of accounting change[b]	—	(23.7)	—
Net income (loss)	***$ 2.4***	$ (22.9)	$ (2.1)
Earnings (loss) per share, basic and diluted			
Before cumulative effect of accounting change[a]	***$ 0.33***	$ 0.10	$ (0.32)
Cumulative effect of accounting change[b]	—	(3.30)	—
Earnings (loss) per share, basic and diluted	***$ 0.33***	$ (3.20)	$ (0.32)
Weighted average shares outstanding, basic and diluted	**7.2**	7.2	6.6
Total Assets	**$ 65.3**	$ 63.8	$ 81.8
Total Debt	***$ 51.1***	$ 52.7	$ 46.2
Total Stockholders' Equity	**$ 6.9**	$ 4.6	$ 27.5

(a) 2003 reflects a net gain on sale of a Chrysler/Jeep Sales and Service Franchise of $0.6 million or $0.08 per share. 2003 reflects a reduction in an income tax valuation allowance plus other tax adjustments totaling $0.6 million or $0.09 per share.

2001 reflects a write-off of an investment in CarDay, Inc. of $2.1 million or $0.32 per share.

(b) Represents a write-off of goodwill in accordance with the adoption of SFAS 142 in 2002.

To Our Shareholders

67%



"I AM VERY PLEASED TO WRITE TO YOU REPORTING OUR THIRD CONSECUTIVE YEAR OF IMPROVEMENT AND A 67% INCREASE IN PRE-TAX PROFIT OVER LAST YEAR"

I am very pleased to report our third consecutive year of improvement and a 67 percent increase in pre-tax profit over last year's results, results that were generated even without the profitable sale of one of our Chrysler Jeep stores earlier in 2003. Thank you for your support in helping us have a successful 2003.

As I contemplated writing this letter to you, I realized that you the shareholder take a risk every day you invest in this company. Given this fact, I thought you might appreciate learning a little more about the people running the company you are investing in—Hometown Auto Retailers.

Around 1910, my grandfather, Joseph Shaker, came to this country from Lebanon when he was 10 years old. In 1920, after serving in this nation's armed forces during World War One, he traveled back to Lebanon and married. With time running out on his visa, Joseph came back to the United States in 1927, leaving behind a wife and three infant children. In 1928 he sent for them.

My young grandmother came to the United States in tourist class on a ship with these three children, none older than five and two of whom were in diapers. The trip took thirty-three very long days. As you might imagine, there were no nannies or mother's helpers or disposable diapers or medicines for ear infections during this trip. Once reunited in America, my young grandparents had another son.

Joseph opened his first service station around 1932. Three of his four children would eventually join him to help run his business, two of which would have a combined total of seven children. By the mid-1940s, Joseph had begun selling vehicles in addition to servicing them. Over the years the family business has sold RIO trucks, Kaiser-Frazer vehicles, Willys (which later became the Jeep brand), Fords, including the Edsel, and Lincoln Mercuries. We even opened the first Ford Auto Care service station in the country.

It seemed that almost every day our grandmother (who lived in a home behind the dealership shown in the picture above) would make lunch and dinner for as many as 14 of us—my brother, sister and parents, cousins, aunts, uncles, and grandparents—the whole gang. In addition, among the many other things that my grandmother did to support my grandfather, she made a great contribution to the long-term success of the "family business". As I write this, with the exception of my grandparents (who have since passed away), my father, uncle and aunt still come to work every day, and the seven children they had are all still working together—three generations strong.

But it's to my grandfather's daughter, Rose, that I would like to dedicate this profitable year. She is our hero. At eighty-something, (no one seems to know her real age) Aunt Rose still comes to work every day before 8:00 a.m.

As it turned out, Aunt Rose never married. In fact, she spent most of her life supporting her dad, mom and two brothers at work. And her job at work was simple—Rose had the checkbook! As a result she watched every dime like it was the company's last.

When I was younger and going to auctions buying cars, I knew that I had better have a good reason for going to see Aunt Rose for a check to buy those cars. "Why on earth did I need a check," she would ask, when she knew we hadn't sold all the used cars we already had on the lot?

Most importantly, Rose set the absolute highest example of honesty and integrity in her personal and professional life. With Rose there have always been two rules regarding honesty and integrity: the right way and the wrong way.

One day as a teenager, I was complaining about how many cars I had washed that day and how much clean up was necessary at the dealership. And on top of that, I complained, my uncle had kept me late for a car swap. (A car swap is where a customer may be interested in a car the dealership doesn't have on hand, so the dealership has to search other dealerships to see if they have the car or truck the customer wants to buy and then send for it.)

After complaining about all the hard work, my Aunt Rose looked me square in the eye and said, "I would not have expected anything less from you!" Now whenever things get a little challenging at the company, I remember this statement and the truth of her statement comes back to me.

Recently, public companies have had some sweeping legislation to deal with, most of it for the good. In the wake of Enron and others, the Sarbanes-Oxley Act has forced companies to place stricter controls on their day-to-day operations and has forced CEOs and CFOs to certify, under penalty of law, their financials.

This is nothing new to us at Hometown Auto Retailers. We have had to answer to a much higher authority in our Aunt Rose. I can't imagine a role model more special and unique than her, and I have spent most of my life trying to be worthy of her example. Which brings me to our senior managers.

As I have said in the past, we have the right management team in place at Hometown. We are very lucky to have in Bill Muller, a regional vice president who not only gets results, but an executive who believes in running his operations with honesty and integrity. He must have an Aunt Rose in his past too.

Bill is in charge of our award-winning Toyota stores, our very beautiful Chevrolet store, as well as our Westwood Lincoln Mercury in Emerson, New Jersey. Bill's leadership ability has also been recognized by Toyota Motor Sales as well. Bill has been president of the Toyota Dealer Advertising Association in New York. Now Bill is treasurer of this important branch of Toyota's advertising strategy. At this post, Bill and the other Association officers are responsible for a 58 million dollar ad budget in one of the most important markets in the country. Both as president and treasurer, Bill is on the cutting edge of Toyota's current and future plans. It's a pleasure to work with him.

Joe Shaker, my cousin, has been chosen to be the chairman of the national dealer counsel for all Mazda dealerships in the country. Joe's responsibilities include representing dealers' issues to the manufacturers, and like Bill, Joe is on the cutting edge with Mazda. Ford Motor Company, which owns 33 percent of Mazda, has challenged Mazda to help them produce 10 vehicles that will allow product integration with Ford and Lincoln Mercury stores, providing new product for these brands. Since we have three Lincoln



BRAND NEW FACILITY IN FRAMINGHAM, MASSACHUSETTS.

Mercury stores and one Ford store in our network, we are certainly interested in this new product! Joe oversees our beautiful Baystate Lincoln Mercury store and our Wellesley Mazda dealership.

Our CFO, Chuck Schwartz, is also a very important member of our team. In the automotive business, there are just so many moving parts. Many of these moving parts appear as assets on our balance sheets in the form of receivables, parts inventories, and of course, new and used car inventories. With all these moving parts, it's imperative to have a strong financial person heading our corporate office to not only comply with the new reporting regulations, but to know where every one of those important assets are.

When I first met Chuck, I was pleased to see he does things only the right way. Having Chuck on our team gives our board a high level of comfort. This is very important, as boards have taken on more and more responsibility for the accurate financial reporting of the company. In addition, even though the company is listed on the OTC Bulletin Board "OTC BB", Chuck and the company have embraced a code of business conduct and ethics, and a code of ethics for the CEO and CFO, both of which are stricter guidelines associated with fully listed companies.

I think there is an important additional point to be made about our management team. We don't have unnecessary multiple levels of management inside the company. Bill Muller, Chuck Schwartz and the Shakers are working every day to not only help guarantee Hometown's success, but to protect the value of the roughly 3,500,000 shares we own. Just call around to the dealerships on any given Saturday and you will find us all pretty much at the stores.

I am also most fortunate to have an excellent outside board. Our outside board members now outweigh the number of inside board members. This is also important as the SEC has been pushing for this trend. These four gentlemen have given us invaluable advice and guidance during the past year, and I am very grateful for their participation.

We are pleased with the results of 2003. Revenue was up $10.1 million or 3.7 percent for the year. And of course profits were up as well. We finished 2003 with $2.0 million in pre-tax profits without the benefit of our sale of a Chrysler Jeep store. This compares with a pre-tax profit of $1.2 million in 2002, before the goodwill write-off, meaning that we generated a 67 percent increase in pre-tax profits in 2003 versus 2002.

There are some not so obvious improvements at Hometown as well. During the last two years we have built a brand new facility in Framingham, Massachusetts and have made considerable improvements to our Westwood Lincoln Mercury facility in Emerson, New Jersey. It's important to note that these expenditures were not undertaken with additional debt. In simple terms, we used our own money from operations to fund these efforts.

I must write that I was a little hesitant at first to take what may be perhaps an old fashioned and simple approach in this letter. After all, I haven't mentioned raising money, subordinated debt, expensive equity raises, or anything like that in this letter. This is not what we believe in.

What we do believe in is the never-ending quest to be brilliant in the basics. We believe that slow and steady will not only win the race, but is winning the race. We believe in working hard to make our balance sheet stronger each year. We believe we get our best results with the customers we already have. We believe in constantly thinking outside of the box to improve traffic into our showrooms without compromising integrity.

We believe these concepts comprise the everyday blocking and tackling basics of car and truck sales and service. We also believe in making sure our relationships with our manufacturers are at the highest levels possible, so that when an opportunity to grow comes, we will not only meet with manufacturer approval, but better yet, the manufacturer will be excited and pleased to have us.

Can we succeed and gain momentum using these methods?

AUNT ROSE WOULD EXPECT NOTHING LESS.

Corey Shaker,
President and CEO,
Hometown Auto Retailers

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORT PURSUANT TO SECTIONS 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

☐**TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 000-24669

HOMETOWN AUTO RETAILERS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	06-1501703
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

774 Straits Turnpike
Watertown, CT 06795
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: ***(860) 945-6900***

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, par value $.001 per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2003 was approximately $1,172,000. Non-affiliates are defined as holders of Class A Common Stock that do not also hold Class B Common Stock. Hometown used closing selling price in the calculation.

The number of shares outstanding of the registrant's Class A and Class B Common Stock, $.001 par value, as of March 3, 2004 was 7,175,105 shares.

DOCUMENTS INCORPORATED BY REFERENCE

NONE

HOMETOWN AUTO RETAILERS, INC.
Form 10-K Annual Report
TABLE OF CONTENTS

FORWARD LOOKING STATEMENT INFORMATION

Certain statements made in this Annual Report on Form 10-K are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Hometown Auto Retailers, Inc. ("Hometown") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Hometown's plans and objectives are based, in part, on assumptions involving the continued expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Hometown. Although Hometown believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation by Hometown or any other person that the objectives and plans of Hometown will be achieved. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth herein under the headings "Business," "Certain Factors That May Affect Future Growth" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PART I

ITEM 1. BUSINESS

Hometown was founded by merger, on June 27, 1997, between Dealer-Co., Inc., a New York Corporation, organized on March 10, 1997 and Hometown Auto Retailers, Inc., a Delaware corporation, organized on June 6, 1997. Until the closing of its initial public offering on July 31, 1998, Hometown conducted no operations under its own name and all revenues were generated by its predecessor companies. On July 31, 1998, Hometown acquired three dealerships, and the predecessor companies, which operate six dealerships, a collision repair center and a factory authorized freestanding service center. In 1999, Hometown also acquired freestanding Lincoln Mercury and Toyota dealerships and added both a Mazda and a Jeep dealership to existing locations. In 2000, Hometown acquired a high-end used car operation, which was added to its Massachusetts location. In 2001, Hometown sold its Morristown, NJ dealership, Lincoln Mercury franchise back to Lincoln Mercury. In 2002, the high-end used car operation was significantly scaled down. In 2003, Hometown sold the Chrysler/Jeep Sales and Service Franchise for its Waterbury CT store.

General

Hometown sells new and used cars and light trucks, provides maintenance and repair services, sells replacement parts and provides related financing, insurance and service contracts through 9 franchised dealerships located in New Jersey, New York, Connecticut, Massachusetts and Vermont. Hometown's dealerships offer 10 American and Asian automotive brands, including Chevrolet, Chrysler, Dodge, Ford, Jeep, Lincoln, Mazda, Mercury, Oldsmobile, and Toyota. Hometown also is active in a "niche" area of the automotive market, the sale of Lincoln town cars and limousines to livery car and livery fleet operators.

Hometown's "Lincoln Mercury Autocare" center located in Connecticut was the pilot facility for Ford's authorized free-standing neighborhood service center concept for the maintenance and light repair of cars and trucks. Free-standing neighborhood service centers are an innovative attempt by the automobile retail industry to recapture repair and maintenance business which has been lost in recent decades to chain and independent service businesses. These service centers are designed to enhance customer convenience by operating during extended hours, servicing vehicles without prior appointment and offering quick turnaround.

Operating Strategy

Hometown will seek to consolidate operations and increase the profitability of its existing dealerships by using a strategy that combines its "best in class" operating practices with the advantages of its established customer base, local presence and name recognition. Each of Hometown's dealerships will use a core operating strategy specifically designed to produce a high "shop absorption rate," a high rate of service retention and a high ratio of retail used to new car sales, all in order to maximize profitability and provide insulation from the cyclical nature of new car sales. "Shop absorption rate" is the percentage of a dealership's fixed expenses that are covered or absorbed by the gross profit of the parts and service departments.

Hometown believes that the following factors, coupled with its established organizational structure, will help it achieve its operating strategy:

- *Strong Regional Focus.* Hometown's nine franchised dealerships are located in New Jersey, New York, Connecticut, Massachusetts and Vermont. Hometown believes that proximity of its dealerships to one another will contribute to ease of management, more effective control of dealership operations, increased sales from coordinated marketing of new cars, used cars and livery vehicles and cost savings from coordinated auction purchasing, car transport and other activities.

- *Established Customer Base.* Hometown believes that its existing dealerships have good local reputations and have strong local name recognition. Through "owner-loyalty" and similar programs, Hometown believes it has established a customer base that looks to its existing "hometown" dealership as its first choice in buying replacement vehicles. See "Dealership Operations – Parts and Service" for a description of "owner-loyalty program".

- *Experienced Management.* Hometown's management is comprised of second and third generation members of dealer families who have been leaders in the automotive retailing industry. The executive officers and key managers of Hometown have over 200 years of combined experience in the automotive retailing industry and are members of families who have owned dealerships since 1947. They are recognized leaders in the automotive retailing industry and have served at various times in leadership positions in state and national industry organizations. Hometown has also received numerous awards based on high customer satisfaction index ("CSI") ratings and other performance measures regularly compiled and monitored by the automobile Manufacturers. See "Item 10. Directors and Executive Officers of the Registrant" for additional information as to the numerous Manufacturer awards and citations earned by Hometown's senior management and dealerships in recent years.

- *Focus on Higher Margin Operations*

  - *Parts and Service.* Hometown's dealerships emphasize sales of parts and service, which typically have a higher profit margin than vehicle sales. As part of their emphasis Hometown operates "Lincoln Mercury Autocare" a freestanding neighborhood service center for the maintenance and light repair of cars and trucks, which operates during extended hours, provides comfortable customer waiting areas and quickly services vehicles without prior appointment. It is also, through its Westwood subsidiary, a major seller of Lincoln Town Cars and limousines to livery car and livery fleet operators. These sales tend to generate significant maintenance and repair business since the primary concern of livery operators is keeping their cars in use and on the road for a maximum number of hours per day.

  - *Used Car Sales.* The sale of used vehicles is emphasized at each of Hometown's dealerships. Typically, used vehicle sales generate higher gross margins than new vehicle sales. Hometown seeks to attract customers and enhance buyer satisfaction by offering multiple financing options and extended warranties on used vehicles.

- *Ability To Source High Quality Used Vehicles.* An important component in selling used vehicles and maintaining high margins on such sales is the ability to obtain high quality used vehicles at reasonable prices. Hometown obtains its used vehicles through trade-ins and off-lease programs as well as regular auction buying. Key executives at each dealership have developed the skills necessary for making effective purchases at regularly scheduled auctions. Hometown believes that auction buying activities is enhanced by its ability to use common buyers to fill the needs of several dealerships, handle its own transportation of vehicles from the auction to the dealership and obtain discounted prices.

- *Brand Diversity.* Hometown's dealerships offer 10 American and Asian automotive brands including Chevrolet, Chrysler, Dodge, Ford, Jeep, Lincoln, Mazda, Mercury, Oldsmobile, and Toyota. Hometown believes that brand diversity helps to insulate it from changes in consumer preferences, short supplies of particular automotive models and negative publicity concerning a particular Manufacturer or vehicle model.

- *Quality Personnel.* Hometown employs professional management practices in all aspects of its operations, including information technology, advanced employee sales training, profit-based compensation and cash management. Each dealership is managed as a profit center by a trained and experienced general manager who has primary responsibility for decisions relating to inventory, pricing and personnel. Hometown compensates its general managers and department managers pursuant to various formulas based upon dealership or department profitability, rather than on sales volume. Senior management uses computer-based management information systems to monitor each dealership's sales, profitability and inventory on a daily basis and to identify areas requiring improvement and provide additional training where necessary.

Dealership Operations

Hometown's established operating practices and procedures, including the management and pricing of inventories of new and used vehicles, are regularly reviewed and updated by the Chief Executive Officer and members of Hometown's operating management. Each of Hometown's dealerships use a management structure that promotes and rewards the achievement of benchmarks set by senior management. Each local general manager of a Hometown dealership is ultimately responsible for the operation, personnel and financial performance of that dealership. Each general manager is complemented with a management team generally consisting of a new vehicle sales manager, a used vehicle sales manager, service and parts managers and finance and insurance ("F&I") managers. The general manager and the other members of each dealership management team, as long-time members of their local communities, are typically best able to judge how to conduct day-to-day operations based on the team's experience in and familiarity with its local market. Certain members of Hometown's senior management also serve as general managers of particular dealerships. Each dealership engages in a number of inter-related businesses: new vehicle sales; used vehicle sales; service and parts operations; and F&I.

New Vehicle Sales. Hometown's dealerships represent 10 American and Asian brands of lower, mid and higher priced sport and family cars and light trucks, including sport utility vehicles. Hometown believes that offering numerous new vehicle brands appeals to a variety of customers, minimizes dependence on any one Manufacturer and reduces its exposure to supply problems and product cycles.

The following table sets forth for 2003 and 2002, certain information relating to the brands of new vehicles sold at retail by Hometown:

	For the Years Ended December 31,			
	2003		2002	
BRANDS	Number	Percentage	Number	Percentage
TOYOTA	3,227	46.7%	2,985	46.4%
LINCOLN/MERCURY	1,398	20.2%	1,296	20.2%
CHEVROLET	772	11.2%	517	8.0%
FORD	703	10.2%	672	10.5%
MAZDA	393	5.7%	277	4.3%
JEEP	167	2.4%	318	4.9%
DODGE	108	1.6%	124	1.9%
CHRYSLER	89	1.3%	165	2.6%
OLDSMOBILE	50	0.7%	41	0.6%
OTHER	3	0.0%	37	0.6%
Total	6,910	100.0%	6,432	100.0%

Hometown seeks to provide customer-oriented service designed to meet the needs of its customers and establish lasting relationships that will result in repeat and referral business. This is accomplished by: (i) engaging in extensive follow-up after a sale in order to develop long-term relationships with its customers; (ii) training its sales staff to be able to meet customer needs; (iii) employing more efficient, non-confrontational selling systems; and (iv) using computer technology that decreases the time necessary to purchase a vehicle. Hometown believes that its ability to share "best practices" among its dealerships gives it an advantage over smaller dealerships.

Hometown acquires substantially all of its new vehicle inventory from Manufacturers of the vehicle brands it sells. The Manufacturers allocate a limited inventory among their franchised dealers based primarily on sales volume and input from dealers. Hometown finances its inventory purchases through revolving credit arrangements known in the industry as "floor plan" financing. New vehicle sales have also been helped by the continuation of consumer financing deals, such as zero percent financing and heavy rebating by certain manufacturers.

Used Vehicle Sales. Hometown sells used vehicles at each of its franchised dealerships. Used vehicles typically generate higher gross margins than new vehicles because of their limited comparability and the somewhat subjective nature of their valuation. Hometown intends to emphasize used vehicle sales by maintaining a high quality inventory, providing competitive prices and arranging extended service contracts for its used vehicles and continuing to promote used vehicle sales. Hometown will also certify that its used cars meet specified testing and quality standards. Consumer demand for used vehicles has decreased as an increase in consumer financing deals, such as zero percent financing and heavy rebating by certain manufacturers has lured customers to new vehicles.

The following table shows actual vehicle sales by Hometown from 1999 through 2003.

	Number of Used and New Vehicles Sold				
	2003	2002	2001	2000	1999
Used Vehicles – Retail	3,683	4,128	4,874	4,549	4,790
Used Vehicles – Wholesale	3,144	2,857	3,105	3,208	3,319
New Vehicles	6,910	6,432	6,230	6,731	6,892
Total Sales	13,737	13,417	14,209	14,488	15,001

Sales of used vehicles are dependent on the ability of the dealerships to obtain a supply of high quality used vehicles and effectively manage that inventory. New vehicle operations provide a supply of such vehicles through trade-ins and off-lease vehicles. Hometown supplements its used vehicle inventory with used vehicles purchased at auctions where Manufacturers re-market lease return, rental buy back and Manufacturer demonstration cars. To maintain a broad selection of high quality used vehicles and to meet local preferences, Hometown acquires used vehicles from trade-ins and a variety of sources throughout the Northeast, including direct purchases and Manufacturers' and independent auctions.

Hometown follows an inventory management strategy pursuant to which used vehicles are offered at progressively lower gross profit margins the longer they stay in inventory and if not sold at retail by the end of approximately 12 weeks are sold to another dealer or sold at auction. Unsold, excess or unsuitable vehicles received as trade-ins are sold at auctions or sold directly to other dealers and wholesalers. Trade-ins may be transferred among Hometown dealerships to provide balanced inventories of used vehicles at each location.

Hometown has taken steps to build customer confidence in its used vehicle inventory, including participation in the Manufacturers' certification processes to make used vehicles eligible for new vehicle benefits such as new vehicle finance rates and extended Manufacturer warranties.

Hometown believes that franchised dealership strengths in offering used vehicles include: (i) access on new vehicle purchase to trade-ins which are typically lower mileage and higher quality relative to trade-ins on used car purchases, (ii) access to late-model, low mileage off-lease vehicles, rental returns and Manufacturer demos, and (iii) the availability of Manufacturer certification and extended Manufacturer warranties for higher quality used vehicles. Hometown believes that a well-managed used vehicle operation at each location affords it an opportunity to: (i) generate additional customer traffic from a wide variety of prospective buyers, (ii) increase new and used vehicle sales by aggressively pursuing customer trade-ins, (iii) generate incremental revenues from customers financially unable or unwilling to purchase a new vehicle, and (iv) increase ancillary product sales, particularly F&I, to improve overall profitability. Hometown also maintains a "virtual" used car lot through its website "htauto.com". Customers can see digital images of most of Hometown's pre-owned inventory, updated weekly, at all their locations. In addition, sales people and managers can search other Hometown locations to fulfill customer needs for used cars or trucks not at the specific location that a customer may be in. This potentially eliminates many customers from leaving one Hometown location without seeing what they need.

Parts and Service. Hometown regards service and repair activities as an integral part of its overall approach to customer service, providing an opportunity to foster ongoing relationships with its customers and deepen customer loyalty. Hometown provides parts and service at each of its franchised dealerships for the vehicle brands sold by these dealerships. Maintenance and repair services are provided at 9 dealership locations, one factory authorized neighborhood service center and one collision repair center (included in one of the 9 dealerships).

Hometown implemented an "owner loyalty program" to encourage customers to return to the dealership for all maintenance and light repair work. The program provides customers with information as to recommended intervals of service and details all charges for a wide range of maintenance activities and expected replacements at such intervals. Customers who maintain their vehicles in accordance with the owner loyalty program recommendations receive various items of maintenance, such as oil changes, loaner vehicles, certain scheduled maintenance, wiper blades, spark plugs and towing without charge and also receive specified rebates against new or used vehicle purchases for money spent in Hometown's service departments. The owner loyalty program is designed to combat the quantity of repair and maintenance work to be performed at service stations and other independent repair shops, chains of specialized repair, maintenance and part replacement shops, such as muffler shops, brake shops, and tire shops. Manufacturers' policies that require warranty work to be performed at franchised dealerships support Hometown's strategy of retaining maintenance and light repair work.

The parts and service business is less cyclical than new vehicle sales and provides an important recurring revenue stream to Hometown's dealerships. Hometown uses systems that track its customers' maintenance records and notify owners of vehicles purchased at the dealerships when their vehicles are due for periodic services. Hometown believes that this practice encourages preventive maintenance rather than post-breakdown repairs.

Each dealership sells factory-approved parts for vehicle brands and models sold by that dealership. These parts are either used in repairs made by the dealership or sold at retail to its customers or at wholesale to independent repair shops. Each dealership employs its own parts manager and independently controls its parts inventory and sales. Hometown dealerships which sell the same new vehicle brands will have access to each other's computerized inventories. Further, certain Manufacturers offer discounts on volume purchases of certain parts and components.

Finance, Insurance and Other Revenue. Hometown dealerships arrange financing for their customers' vehicle purchases, sell vehicle service contracts and arrange selected types of credit insurance in connection with the financing of vehicle sales. The dealerships place heavy emphasis on F&I and offer advanced F&I training to their F&I managers. During 2003, Hometown arranged financing for approximately 58% of new and used vehicles sold at retail to its customers. Typically, the dealerships forward proposed financing contracts to finance companies owned and operated by the Manufacturers or to selected commercial banks or other financing parties. The dealerships receive a finance fee from the lender for arranging the financing and may be assessed a charge-back against a portion of the finance fee if the contract is terminated prior to its scheduled maturity for any reason, including early repayment or default. The time period whereby Hometown is subject to chargebacks is generally from 90 days to 180 days. For certain other contracts Hometown is subject to chargebacks for the life of the loan. Hometown pays for this in the form of a reduction of the finance fee.

At the time of a new vehicle sale, Hometown offers extended service contracts to supplement the Manufacturer's warranty. Additionally, Hometown sells primary service contracts for used vehicles, as well as service contracts of third party vendors.

Hometown also offers three types of insurance to customers: (i) credit life insurance pays off the remaining balance of the vehicle loan upon the death of the insured, (ii) disability insurance makes the monthly loan payments on behalf of the insured during a period of disability and (iii) gap insurance ensures that the loan is paid in full if the vehicle becomes totally inoperable due to an accident. Hometown's dealerships typically receive one-half of the premiums as a commission for selling these products. Insurance revenues for the year ended December 31, 2003 were less than 2% of total Finance, Insurance and Other Revenues.

Company Guarantees

Hometown guarantees or partially guarantees loans advanced by financial institutions to certain customers. It is Hometown's policy to provide reserves for potential future default losses based on available historical information.

One of Hometown's dealerships, prior to fiscal 2000, had entered into various arrangements whereby Hometown guaranteed or partially guaranteed loans advanced by financial institutions to certain customers as follows:

(i) Portfolio of 7 customer's limousine vehicle loans granted by Ford Motor Credit Co. As of December 31, 2003, Hometown fully and partially guaranteed limousine vehicle loans aggregating approximately $26,000.

(ii) Portfolio of 4 vehicle loans, granted by a financial institution, to various customers of the dealership with below average credit. As of December 31, 2003, Hometown fully guaranteed vehicle loans associated with these customers aggregating approximately $7,000.

The guarantees in (i) and (ii) above are related to loans whereby Hometown is required to pay the remaining loan balance upon default by the customer. As of December 31, 2003, Hometown has reserved $11,000 against a total maximum payout of $33,000 for these loans. The reserve amount represents loans that are currently delinquent. Hometown would expect to realize proceeds from the sale of these vehicles upon repossession of such vehicle. The amount of proceeds, if any, is undetermined due to not knowing the condition of the vehicles.

There are also 6 loans whose liens were not properly perfected totaling approximately $71,000 as of December 31, 2003. Hometown will be required to pay the remaining loan balance should the customers default on their payments. Hometown is working to perfect these liens and has taken steps to prevent this from occurring in the future. Hometown has reserved $13,000 for these loans. The reserve amount represents loans that are currently delinquent. Hometown would expect to realize proceeds from the sale of these vehicles upon repossession of such vehicle. The amount, if any, is undetermined due to not knowing the condition of the vehicle.

Hometown will continue to provide a reserve for potential future default losses associated with the guarantees based on available historical information. The reserve continues to decrease as the loans are paid off and due to no new loan guarantees being provided by Hometown to customers with below average credit.

In connection with the acquisition in 1999 of real estate used by Baystate Lincoln Mercury, Hometown guaranteed the mortgage debt of Rellum Realty Company. The 1999 guaranty was given in substitution for a February 1998 guaranty of that debt by the Muller Group, a subsidiary of Hometown. In the event of default by Rellum Realty Company, Hometown is required to make the mortgage payments, but does not take ownership of the property. As of December 31, 2003 the mortgage debt balance is $4.7 million. Hometown makes annual lease payments of $756,000 to the landlord, increasing to $864,000 effective January 1, 2004. The annual mortgage payments made by the landlord total approximately $774,000. The mortgage matures March 2013. The lease was recorded as a capital lease. The capital lease obligation is $4.2 million at December 31, 2003. See Notes 7 and 8 to the consolidated financial statements.

Company Warranties

Hometown's new vehicle sales and certain used vehicle sales have manufacturer warranties that specify coverage and period. In these instances, Hometown is reimbursed by the manufacturer for the cost of parts and service on the vehicle covered by these warranties, as specified by the manufacturer. Hometown also provides a limited warranty on used vehicles sold at retail. The warranty period is as agreed upon by the customer and may be subject to a minimum period as mandated by the state. The typical warranty period ranges up to three months. Hometown also sells parts and service. Manufacturer parts are covered by limited warranties, as specified by the manufacturer. Service also has a limited warranty; whereby the part and certain labor costs are covered under the limited manufacturer warranty. Also, certain Hometown dealerships provide a three or five year 100,000-mile limited warranty on new and/or used vehicles. The cost of this warranty is charged to the cost of sale of the vehicle. The warranty covers certain parts and service for three or five years or until the vehicle reaches an odometer reading of 100,000 miles, whichever comes sooner. The warranty is insured, making the cost of the warranty fixed for Hometown. The insurance company pays costs associated with the warranty work to Hometown. An insurance company that is wholly owned by Ford Motor Company reinsures the insurance policy. If the insurance company were to fail, Hometown would be responsible for the costs of the service. Hometown has not recorded any additional reserve for this warranty program.

Hometown records a reserve referred to as "policy" for used vehicle warranties and the labor portion of service warranties based on available historical information. At December 31, 2003 and 2002, Hometown has a reserve of $175,000 and $172,000, respectively. The reserve is based on the last three months of used vehicle units sold and the average cost of repairs over the last twelve months. While Hometown believes its estimated liability for product warranties is adequate and that the judgment applied is appropriate, the estimated liability for product warranties could differ materially from future actual warranty costs.

Other revenues generated by sales of extended service plans, finance, insurance and other do not have any Hometown warranties attached to the sale, except for certain sales in Connecticut dealerships discussed in "Finance, Insurance and Service Contract Income Recognition" above.

Hometown guarantees or partially guarantees loans advanced by financial institutions to certain customers. It is Hometown's policy to provide reserves for potential future default losses based on available historical information.

Seasonality

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Franchise Agreements

Each Hometown dealership operates pursuant to a franchise agreement between the applicable Manufacturer and the dealership. The typical automotive franchise agreement specifies the locations at which the dealer has the right and the obligation to sell motor vehicles and related parts and products and to perform certain approved services in order to serve a specified market area. The designation of such areas and the allocation of new vehicles among dealerships are subject to the discretion of the manufacturer which generally does not guarantee exclusivity within a specified territory. However, most states have laws protecting dealership territories. In addition, a franchise agreement may impose requirements on the dealer concerning such matters as showrooms, facilities and equipment for servicing vehicles, maintenance of inventories of vehicles and parts, maintenance of minimum net working capital and training of personnel. Compliance with each of these requirements is closely monitored by the Manufacturer. In addition, Manufacturers require each dealership to submit a financial statement of operations on a monthly and annual basis. The franchise agreement also grants the dealer the non-exclusive right to use and display the Manufacturer's trademarks, service marks and design in the form and manner approved by the Manufacturer.

Each franchise agreement sets forth the name of the person approved by the Manufacturer to exercise full managerial authority over the dealership's operations and the names and ownership percentages of the approved owners of the dealership and contains provisions requiring the Manufacturer's prior approval of changes in management or transfers of ownership of the dealership. A number of Manufacturers prohibit the acquisition of a substantial ownership interest in the franchised dealer or transactions that may affect management control of the franchised dealer, in each case without the approval of the Manufacturer.

Certain franchise agreements are perpetual, while others expire within one to five years. Hometown expects to renew any expiring agreements in the ordinary course of business. The typical franchise agreement provides for early termination or non-renewal by the Manufacturer under certain circumstances such as change of management or ownership without Manufacturer approval, insolvency or bankruptcy of the dealership, death or incapacity of the dealer manager, conviction of a dealer manager or owner of certain crimes, misrepresentation of certain information by the dealership or dealer manager or owner to the Manufacturer, failure to adequately operate the dealership, failure to maintain any license, permit or authorization required for the conduct of business or material breach of other provisions of the franchise agreement. The dealership is typically entitled to terminate the franchise agreement for any cause.

Various federal and state laws established to protect dealerships from the generally unequal bargaining power between the parties also govern the automobile franchise relationship. The state statutes generally provide that it is a violation for a manufacturer to terminate, or to fail to renew, a franchise without good cause. Most statutes also provide that the manufacturer is prohibited from unreasonably withholding approval for a proposed change in ownership of the dealership. Generally, in order to withhold approval, the manufacturer must have material reasons relating to the character, financial ability or business experience of the proposed transferee. Moreover, certain states including Connecticut, New Jersey, Massachusetts and Vermont have laws which grant to pre-existing dealers a right to contest, in court or before an administrative agency, if a manufacturer establishes a new dealership, or authorizes the relocation of an existing dealership, to a location within a defined market area of a pre-existing dealership holding a franchise to sell the same brand. Accordingly, the relationship between the Manufacturer and the dealer, particularly as it relates to a manufacturer's rights to terminate, or to fail to renew, the franchise, is the subject of a substantial body of case law based upon specific facts in each instance. The above discussion of state court and administrative holdings and various state laws is based on management's beliefs and may not be an accurate description of the state court and administrative holdings and various state laws.

On March 8, 2004, Toyota Motor Sales, U.S.A., Inc. notified Hometown that the current Toyota Dealer Agreement was extended through June 18, 2004. Hometown is currently reviewing the proposed new Toyota Dealer Agreement and anticipates executing that agreement prior to the expiration of the current agreement. Previously on March 13, 2003, Hometown was notified by Toyota Motor Sales, U.S.A., that Hometown must correct certain operational deficiencies or make substantial progress toward rectifying such deficiencies. Toyota had previously expressed concerns that the financial resources of the Toyota dealerships were being used to finance the cash flow deficits of affiliated companies and that because of this the financial health of the Toyota dealerships were detrimentally affected by a net working capital deficiency. Toyota requested and Hometown provided a written action plan and consolidated financial forecast. Toyota also expressed concerns about the impact of Ford Motor Credit's financing terms upon the Toyota dealerships and the existing litigation, including the Vergopia's as discussed above in Item 3. - Legal Proceedings, Item 7. – Management's Discussion and Analysis – Litigation and in Note 14 to the consolidated financial statements. Hometown developed and implemented plans to correct the operational deficiencies that would bring Hometown into compliance. Hometown has obtained written confirmations from Ford Motor Credit in response to Toyota's requests for information relating to financing arrangements. In addition, Hometown has improved net working capital through the sale of a Chrysler/Jeep Sales and Service Franchise (Note 17 to the consolidated financial statements) and advances on warranty income from Hometown's Extended Service Plan vendor. Hometown has been in regular contact with Toyota to review the efforts of Hometown to resolve the deficiencies alleged by Toyota. The two Toyota dealerships for the fiscal year ended December 31, 2003 had combined revenues of $105.1 million and pre-tax income before allocation of corporate costs of $2.3 million. Hometown believes that it has corrected the alleged net working capital deficiency for the Toyota dealerships, that it has alleviated the concerns expressed by Toyota and that Hometown will enter into a new dealer agreement with Toyota Motor Sales, U.S.A prior to the expiration of the current dealer agreement.

Competition

The automotive retailing industry is extremely competitive and consumers generally have a number of choices in deciding where to purchase or service a new or used vehicle. Hometown competes for new vehicle sales with other franchised dealers in each of its marketing areas. Hometown does not have any cost advantage in purchasing new vehicles from the Manufacturers and typically relies on sales expertise, reputation and customer goodwill, the quality of its service and location of its dealerships to sell new vehicles. In recent years, automobile dealers have also faced increased competition in the sale or lease of new vehicles from independent leasing companies, on-line purchasing services and warehouse clubs. Hometown believes that the principal competitive factors in new vehicle sales are the marketing campaigns conducted by Manufacturers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships and the quality of customer service. Other competitive factors include customer preference for particular brands of automobiles, pricing (including Manufacturer rebates and other special offers) and warranties. Hometown believes that its dealerships are competitive in all of these areas.

In used vehicles, Hometown competes with other franchised dealers, independent used car dealers, automobile rental agencies and private parties for supply and resale of used vehicles. Hometown believes that the principal competitive factors in used vehicle sales are the quality and condition of its used cars, price and the quality of customer service.

Hometown competes against other franchised dealers to perform warranty repairs and against other automobile dealers, franchised and independent service center chains and independent garages for non-warranty repair and routine maintenance business. Hometown competes with other automobile dealers, service stores and automotive parts retailers in its parts operations. Hometown believes that the principal competitive factors in parts and service sales are price, the use of factory approved replacement parts, a dealership's expertise with a Manufacturer's brands and models, the quality of customer service and convenience for the customer.

In addition to competition for the sale of vehicles, Hometown competes with publicly and privately owned dealership groups for the acquisition of other dealerships. It currently faces only limited competition in this region from other purchasers of dealerships. Publicly owned dealerships with significantly greater capital resources have acquired a limited number of dealerships in Hometown's current and targeted market areas.

Governmental Regulations

A number of regulations affect Hometown's business of marketing, selling, financing and servicing automobiles. Hometown is also subject to laws and regulations relating to business corporations generally.

Under New Jersey, New York, Connecticut, Massachusetts and Vermont law, Hometown must obtain a license in order to establish, operate or relocate a dealership or provide certain automotive repair services. These laws also regulate Hometown's conduct of business, including its advertising and sales practices.

Hometown's financing activities are subject to federal and state laws and regulations regarding truth-in-lending, deceptive and unfair trade practices, consumer leasing and equal credit opportunity regulations, as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. We are also subject to certain so-called Lemon Laws, which may require repair or replacement of vehicles in certain situations. Laws have recently been enacted to strengthen the privacy of consumers not only with respect to the sharing of information, but more recently, with regard to restrictions on access to that information by employees of the dealership. Hometown is complying with these laws, which include the development of secure documentation areas and the restriction on access to sensitive computer information. Some states regulate finance fees that may be paid as a result of vehicle sales. Penalties for violation of any of these laws or regulations may include revocation of certain licenses, assessment of criminal and civil fines and penalties and, in certain instances, may create a private cause of action for individuals. Automobile dealerships, and parts and service operations in particular, involve the use, handling and recycling and disposal of hazardous substances or wastes, including motor oil, oil filters, transmission fluid, antifreeze, freon, batteries, lubricants, degreasing agents and gasoline and diesel fuels. As a result, we are subject to federal, state and local environmental laws concerning health, environmental quality, and remediation of contamination to facilities under our control or to which we send hazardous wastes. Hometown believes that its dealerships substantially comply with all laws and regulations affecting their businesses and do not have any material liabilities under such laws and regulations, and that compliance with all such laws and regulations does not and will not, individually or in the aggregate, have a material adverse effect on Hometown's capital expenditures, earnings, or competitive position.

Environmental Matters

Hometown is subject to a wide range of federal, state and local environmental laws and regulations, including those governing discharges to the air and water, storage of petroleum substances and chemicals, handling and disposal of wastes, and remediation of contamination arising from spills and releases. As with automobile dealerships generally, and service and parts and collision repair center operations in particular, Hometown's business involves the generation, use, handling and disposal of hazardous or toxic substances or wastes. Operations involving the management of hazardous and non-hazardous wastes are subject to requirements of the Federal Resource Conservation and Recovery Act and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for storage, treatment, and disposal of regulated wastes with which Hometown must comply.

Hometown's business also involves the use of aboveground and underground storage tanks. Under applicable laws and regulations, Hometown is responsible for the proper use, maintenance and abandonment of regulated storage tanks owned or operated by it and for remediation of subsurface soils and groundwater impacted by releases from such existing or abandoned aboveground or underground storage tanks. In addition to these regulated tanks, Hometown owns and operates other underground and aboveground devices or containers (e.g. automotive lifts and service pits) that may not be classified as regulated tanks, but which are capable of releasing stored materials into the environment, thereby potentially obligating Hometown to remeditate any contamination of soils or groundwater resulting from such releases.

Hometown is also subject to laws and regulations governing remediation of contamination at facilities it operates or to which it sends hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such sites. Under CERCLA, these "responsible parties" may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances.

Further, the Federal Water Pollution Control Act, also known as the Clean Water Act, and comparable state statutes prohibit discharges of pollutants into regulated waters without authorized National Pollution Discharge Elimination System (NPDES) and similar state permits, require containment of potential discharges of oil or hazardous substances, and require preparation of spill contingency plans. Hometown expects to implement programs that address wastewater discharge requirements as well as containment of potential discharges and spill contingency planning.

Environmental laws and regulations have become very complex, making it very difficult for businesses that routinely handle hazardous and non-hazardous wastes to achieve and maintain full compliance with all applicable environmental laws. Like virtually any network of automobile dealerships and vehicle service facilities, Hometown, from time to time, can be expected to experience incidents and encounter conditions that will not be in compliance with environmental laws and regulations. However, none of Hometown's dealerships have been subject to any material environmental liabilities in the past and Hometown does not anticipate that any material environmental liabilities will be incurred in the future. Hometown believes that the trend towards broader and stricter environmental legislation and regulations is likely to continue. Hence, there can be no assurance that compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by Hometown or that such expenditures would not be material.

Employees

As of December 31, 2003, Hometown employed 384 people, of whom approximately 57 were employed in managerial positions, 92 were employed in non-managerial sales positions, 188 were employed in non-managerial parts and service positions and 47 were employed in administrative support positions.

Hometown believes that its relationships with its employees are favorable. None of the employees is represented by a labor union. Because of its dependence on the Manufacturers, Hometown may, however, be affected by labor strikes, work slowdowns and walkouts at the manufacturing facilities of their Manufacturers or of suppliers to, or shippers for, their Manufacturers.

CERTAIN FACTORS THAT MAY AFFECT GROWTH AND PROFITS

The following factors may affect the growth or profits of Hometown and should be considered by any prospective purchaser of Hometown's securities:

A Decrease In Consumer Demand For Our New Vehicle Lines Or The Failure Of Its Manufacturer Could Adversely Affect The Results Of Our Operations.

Our business is significantly dependent upon the sale of new vehicles from Toyota Motors, Ford Motors and Chevrolet. For the year ended December 31, 2003, Toyota Motor, Ford Motor and Chevrolet accounted for 46.7%, 30.4% and 11.2% of our new vehicle sales, respectively. New vehicle sales generate the majority of our gross revenue and lead to sales of higher-margin products and services such as used vehicle sales, finance and insurance products and repair and maintenance services. In addition, the success of each of our franchises is also dependent to a great extent on the success of the respective manufacturer, including its financial condition, marketing, vehicle demand, production capabilities and management. If one or more of these manufacturers were to suffer from labor strikes, negative publicity, including safety recalls of a particular vehicle model, or a decrease in consumer demand for its products, our results of operations could be materially and adversely affected.

The Failure To Meet Manufacturers' Customer Satisfaction Requirements Could Limit Our Ability To Acquire Additional Dealerships And Participate In Manufacturers' Incentive Programs.

Many manufacturers attempt to measure customers' satisfaction with automobile dealerships through a CSI, or customer satisfaction index, rating system. These manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions and participation by a dealership in incentive programs. Additionally, from time to time, the components of the various manufacturer CSI scores have been modified and there is no assurance that such components will not be further modified or replaced by different systems in the future, which will make it more difficult for our key dealerships to meet such standards. If our dealerships fail to meet or exceed their manufacturers' CSI standards, those manufacturers may prohibit us from acquiring additional dealerships and/or participating in incentive programs, which could have a material adverse effect on our business.

Manufacturers' Control over Dealerships

The dealerships operated by Hometown sell cars and light trucks pursuant to franchise or dealership agreements with Ford Motor, GM, Toyota Motor, Chrysler and Mazda. Through the terms and conditions of these agreements, such Manufacturers exert considerable influence over the operations of Hometown's dealerships. Each of these agreements includes provisions for the termination or non-renewal of the manufacturer-dealer relationship for a variety of causes including any unapproved change of ownership or management and other material breaches of the franchise agreement.

On March 8, 2004 Toyota Motor Sales, U.S.A., Inc. notified Hometown that the current Toyota Dealer Agreement was extended through June 18, 2004. Hometown is currently reviewing the proposed new Toyota Dealer Agreement and anticipates executing that agreement prior to the expiration of the current agreement. Previously on March 13, 2003, Hometown was notified by Toyota Motor Sales, U.S.A., that Hometown must correct certain operational deficiencies or make substantial progress toward rectifying such deficiencies. Toyota had previously expressed concerns that the financial resources of the Toyota dealerships were being used to finance the cash flow deficits of affiliated companies and that because of this the financial health of the Toyota dealerships were detrimentally affected by a net working capital deficiency. Toyota requested and Hometown provided a written action plan and consolidated financial forecast. Toyota also expressed concerns about the impact of Ford Motor Credit's financing terms upon the Toyota dealerships and the existing litigation, including the Vergopia's as discussed above in Item 3. - Legal Proceedings, Item 7. – Management's Discussion and Analysis – Litigation and in Note 14 to the consolidated financial statements. Hometown developed and implemented plans to correct the operational deficiencies that would bring Hometown into compliance. Hometown has obtained written confirmations from Ford Motor Credit in response to Toyota's requests for information relating to financing arrangements. In addition, Hometown has improved net working capital through the sale of a Chrysler/Jeep Sales and Service Franchise (Note 17 to the consolidated financial statements) and advances on warranty income from Hometown's Extended Service Plan vendor. Hometown has been in regular contact with Toyota to review the efforts of Hometown to resolve the deficiencies alleged by Toyota. The two Toyota dealerships for the fiscal year ended December 31, 2003 had combined revenues of $105.1 million and pre-tax income before allocation of corporate costs of $2.3 million. Hometown believes that it has corrected the alleged net working capital deficiency for the Toyota dealerships, that it has alleviated the concerns expressed by Toyota and that Hometown will enter into a new dealer agreement with Toyota Motor Sales, U.S.A prior to the expiration of the current dealer agreement.

To its knowledge, Hometown has, to date, complied with its other dealership agreements. There can be no assurance, however, that Hometown will not from time to time fail to comply with particular provisions of some or all of these agreements. Although such agreements generally afford Hometown a reasonable opportunity to cure violations, if a Manufacturer were to terminate or decline to renew one or more of Hometown's significant agreements, such action could have a material adverse effect on Hometown and its business.

If Automobile Manufacturers Discontinue Incentive Programs, Our Sales Volume or Profit Margin Could Be Materially and Adversely Affected.

We depend on manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support new vehicle sales. Manufacturers often make many changes to their incentive programs during each year. Some key incentive programs include:

- customer rebates on new vehicles;
- dealer incentives on new vehicles;
- special financing or leasing terms;
- warranties on new and used vehicles; and
- sponsorship of used vehicle sales by authorized new vehicle dealers.

A reduction or discontinuation of our key manufacturers' incentive programs may materially and adversely affect our revenues or profitability.

We May Not Be Able To Retain Key Existing Employees Or Attract And Retain Qualified Employees.

Our success depends to a large extent upon the abilities and continued efforts of its senior executive officers and key managers including Corey Shaker, William C. Muller Jr., Joseph Shaker, Steven Shaker and Charles Schwartz and on our ability to attract and retain qualified employees to operate our dealerships. If any of these persons becomes unavailable to continue in such capacity, or if Hometown were unable to attract and retain other qualified employees, its business or prospects could be adversely affected.

Future Losses May Threaten The Viability Of Our Business.

Hometown had net income of $2.4 million for the year ended December 31, 2003 compared to a net loss of $22.9 million and $2.1 million for the years ended December 31, 2002 and 2001, respectively. The 2003 period included $0.9 million associated with the gain on sale of a Chrysler/Jeep Sales and Service Franchise. The 2002 net loss was due to recording the write-off of the carrying value of goodwill of $23.7 million in accordance with the provisions of SFAS 142. Without the write-off of goodwill, Hometown showed an improvement of $2.9 million in 2002 when compared to the 2001 period. Although Hometown is currently profitable, if Hometown sustains significant losses in the future, our business could be materially and adversely affected and the value of our common stock might decline.

Our Limited Cash And Working Capital Could Have An Adverse Affect On Our Business.

At December 31, 2003, our total cash and cash equivalents was approximately $5.6 million and our working capital was approximately $6.0 million. If we were to incur net losses in 2004 or subsequent years, then we may have insufficient working capital to maintain our current level of operations or provide for unexpected contingencies. In such event, we will need to seek additional capital from public or private equity or debt funding sources and we may not be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent of available funding, which could have an adverse affect on our business.

The Cyclical Nature of Automobile Sales May Adversely Affect Our Profitability.

Sales of motor vehicles, particularly new vehicles, historically have been subject to substantial cyclical variation characterized by oversupply and weak demand. We believe that the industry is affected by many factors, including general economic conditions, consumer confidence, the level of personal discretionary spending, interest rates and credit availability. There can be no assurance that the industry will not experience sustained periods of decline in vehicle sales, particularly new vehicle sales, in the future. Any such decline could have a material adverse affect on our business.

Governmental Restrictions On Imported Products Could Impair Our Ability To Sell Foreign Vehicles Profitably.

A portion of our new vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations will be subject to customary risks of importing merchandise, including fluctuations in the value of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which could affect our operations and our ability to purchase imported vehicles and/or parts.

The Concentration of Voting Power Could Prevent Our Class A Common Stockholders From Having Any Voice In Our Corporate Affairs.

The holders of our Class B common stock are entitled to ten votes for each share held, while holders of our Class A common stock, are entitled to one vote per share held. Consequently, as of March 3, 2004, the holders of the Class B common stock, who also own approximately 59% of our outstanding common stock of all classes, will control approximately 87% of the aggregate number of votes eligible to be cast by stockholders for the election of directors and certain other stockholder actions, and will be in a position to control our policies and operations. Also as of March 3, 2004, our executive officers and directors control approximately 33% of the aggregate number of votes eligible to be cast by stockholders for the election of directors and certain other stockholder actions, and will be in a position to control our policies and operations. Accordingly, absent a significant increase in the number of shares of Class A common stock outstanding or conversion of Class B common stock into Class A common stock, the holders of shares of Class B common stock will be entitled, for the foreseeable future, to elect all members of the Board of Directors and control all matters subject to stockholder approval.

Regulations Affecting Low Price Securities Could Impair The Liquidity Of Our Class A Common Stock.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be an equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception of an equity security that is quoted on the Nasdaq Stock Market. Equity securities trading on the NASD "OTC Bulletin Board" are subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transactions prior to the purchase. Additionally, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered underwriter, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Since February 2001 our Class A common stock has been trading on the NASD OTC Bulletin Board, as a penny stock, and therefore is subject to these additional rules. As such, these penny stock rules may restrict the ability of stockholders to sell our Class A common stock. Consequently, the liquidity of our Class A common stock could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts and new media coverage of Hometown, and lower prices for our securities than might otherwise be obtained.

ITEM 2. PROPERTIES

Set forth in the table below is certain information relating to the properties that Hometown uses in its business. All annual costs reflect any applicable CPI increases that go into effect January 1, 2004.

Occupant/Trade Name	Location	Use	Lease/Own
Shaker's Lincoln Mercury	831 Straits Turnpike Watertown, CT 06795	New and used car sales; service; F & I	Lease expires in 2013; $274,000 per year with CPI increase in 2009.
Lincoln Mercury Autocare	1189 New Haven Rd. Naugatuck, CT 06770	Service	Owned by dealership.
Family Ford	1200 Wolcott Street Waterbury, CT 06705	New and used car sales; service; F & I	Lease expires in 2013; $274,000 per year with CPI increase in 2009.
Shaker's Jeep Eagle	1311 South Main St. Waterbury, CT 06706	New and used car sales; service; F & I	Lease expires in 2013; $82,000 per year with CPI increase in 2009.
Westwood Lincoln Mercury	55 Kinderkamack Rd. Emerson, NJ 07630	New and used car sales; service; F & I; livery sales	Lease expires in 2013; $411,000 per year with CPI increase in 2009.
Muller Toyota	Route 31 and Van Sickles Rd. Clinton, NJ 08809	New and used car sales; service; F & I	Lease expires in 2013; $411,000 per year with CPI increase in 2009. Hometown guarantees mortgage debt associated with this lease. The lease is treated as a capital lease.
Muller Chevrolet, Oldsmobile	Route 173 and Voorhees Rd. Stewartsville, NJ 08865	New and used car sales; service; F & I	Lease expires in 2013; $452,000 per year with CPI increase in 2009. Hometown guarantees mortgage debt associated with this lease. The lease is treated as a capital lease.
Wellesley Mazda	965 Worcester Road Wellesley, MA 02181	New and Used car sales; service; F&I	Lease expires 12/22/08 at $216,000 per year, one five year renewal option at the same rent; and option to purchase at the end of term or end of extension term at the then fair market value.
Bay State Lincoln Mercury	571 Worcester Road Framingham, MA 01701	New and used car sales; service; F & I	Owned facility. Mortgage balance of $4,877,000 at 12/31/03. Matures 5/1/2014. Annual payments of $748,000.

Brattleboro Chrysler Plymouth Dodge Sales	Route 5, Putney Rd. N. Brattleboro, VT 05304	New and used car sales; service; F & I	Lease expires 7/31/08 at $270,000 per year; option to purchase at fair market value of not less than $1.5 million.
Morristown Auto Sales, Inc.	115 Spring St. Morristown, NJ 07960	New and used car sales; service; F & I	Dealership sold in January, 2001. Lease expires 6/30/05 at $180,000 per year. Lease was assigned to a third party in May, 2001. Assignee stopped paying rent in June 2002. See Item 3. - Legal Proceedings.
Hometown Auto Retailers, Inc.	774 Straits Turnpike Watertown, CT. 06795	Administrative and Corporate offices	Lease expires 11/30/04 at $60,000 per year; first five-year renewal option at $70,000 per year and second five-year renewal option at $80,000 per year.
Autos of Newburgh, Inc. d/b/a Toyota of Newburgh	2934 Rte 9 W New Windsor, NY 12553	New and used car sales; service; F & I	Owned facility. Mortgage balance of $2,995,000 at 12/31/03. Matures 5/1/2014. Annual payments of $462,000.
Autos of Newburgh, Inc. d/b/a Toyota of Newburgh	334 Route 9W New Windsor, NY 12553	New and used car sales; F & I	Lease expires 10/14/06 at $74,000 per year, increasing by a CPI adjustment in the final two years; one five-year renewal option at the previous year rent plus CPI adjustment for each year of the extension.
Autos of Newburgh, Inc. d/b/a Toyota of Newburgh	336 Route 9W New Windsor, NY 12553	Service and administrative	Month to month lease at $37,000 per year.

Leases

Hometown has leased from various affiliates the premises occupied by certain of its dealerships. Each of the governing leases became effective as of the closing of the initial public offering, has a term expiring in 2013, is on a triple net basis and provides for a consumer price index ("CPI") increase to the base rent for the five-year periods commencing January 1, 2004 and 2009. Hometown believes that each lease was at their fair market value at inception. The annual base rentals reflect the CPI increase that is effective January 1, 2004.

Shaker Group. Hometown leases, for an annual base rental of approximately $274,000, the premises occupied by its Lincoln Mercury dealership in Watertown, Connecticut, from Shaker Enterprises, a Connecticut general partnership whose seven partners include Joseph Shaker, Corey Shaker, Steven Shaker and Janet Shaker. Hometown leases, for an annual base rental of approximately $274,000 and $82,000 respectively, the premises occupied by the Family Ford and Shaker Auto Outlet dealerships in Waterbury, CT from Joseph Shaker Realty, a Connecticut general partnership whose three partners are

Richard Shaker, Edward Shaker and Rose Shaker. Richard Shaker is the father of Steven Shaker and Joseph Shaker, Edward Shaker is the father of Corey Shaker and Janet Shaker and Rose Shaker is the aunt of Steven Shaker, Joseph Shaker, Corey Shaker and Janet Shaker. Corey Shaker is the CEO, Director and a principal stockholder of Hometown. Steven Shaker is the Regional Vice President - North Division and a principal stockholder of Hometown. Joseph Shaker is the Regional Vice President - East Division, Director and a principal stockholder of Hometown. Janet Shaker is a principal stockholder of Hometown.

Muller Group. Hometown leases, for an annual base rental of approximately $411,000 and $452,000 respectively the premises occupied by its Toyota ("Toyota") dealership in Clinton, New Jersey and its Chevrolet/Oldsmobile ("Chevy") dealership in Stewartsville, New Jersey from Rellum Realty Company, a New Jersey general partnership, one of whose two partners is William C. Muller Jr. Mr. Muller is Regional Vice President - South Division, director and a principal stockholder of Hometown. The Toyota and Chevy leases are treated as capital leases. In connection with the acquisition in 1999 of real estate used by Baystate Lincoln Mercury, Hometown guaranteed the mortgage debt of Rellum Realty Company. The 1999 guaranty was given in substitution for a February 1998 guaranty of that debt by the Muller Group, a subsidiary of Hometown. As of December 31, 2003 the mortgage debt balance is $4.7 million. Hometown makes annual lease payments of $756,000, increasing to approximately $864,000 effective January 1, 2004, to the landlord. The annual mortgage payments made by the landlord total approximately $774,000. The mortgage matures March 2013.

Westwood. Hometown leases, for an annual base rental of approximately $411,000 the premises occupied by its Lincoln Mercury dealership in Emerson, New Jersey from Salvatore A. Vergopia and his wife. Mr. Vergopia is a principal stockholder and former officer and director of Hometown.

ITEM 3. LEGAL PROCEEDINGS

In May 2001, Hometown's wholly-owned subsidiary Morristown Auto Sales, Inc. ("Morristown") assigned the lease for the premises, where it was operating its Lincoln Mercury dealership in Morristown, New Jersey to Crestmont MM, L.P. (the "Assignee"). On or about July 12, 2002, Morristown received notice from the landlord that the Assignee had not paid the required monthly rent, maintained the premises in accordance with the lease, nor provided the required insurance for the premises. In September 2002, Hometown received notice of a complaint filed by the landlord against Hometown, Morristown and certain former officers seeking payment of rent and other obligations through June 2005. In October 2002, Morristown filed a complaint against the Assignee to recover any potential damages from the Assignee as provided under the lease assignment. The Assignee has made a claim against Hometown for breach of the assignment agreement and misrepresentation of the use of the subject property. The Assignee has also brought a claim against Morristown's president, Hometown's Chief Executive Officer, for misrepresentation. Total anticipated costs for the remainder of the lease term, through June 2005, is $540,000 for rent plus certain other costs. Hometown believes it has meritorious defenses to the claim and cross-claim and intends to vigorously defend this action. In addition, the landlord has leased the premises to another tenant for the period from January 29, 2003 through January 29, 2005 for a total of $240,000, thereby significantly reducing Morristown's exposure to a damages judgment for lost rent. The landlord has also amended its complaint to state a claim directly against the assignee. Hometown does not believe that the eventual outcome of the case will have a material adverse effect on Hometown's consolidated financial position or results of operations.

On or about February 7, 2001, Salvatore A. Vergopia and Edward A. Vergopia, former directors and executive officers of Hometown, and Janet Vergopia, the wife of Salvatore A. Vergopia (the "Vergopias") filed a complaint in the Superior Court of New Jersey in Bergen County, against Hometown, its officers and directors, certain holders of its Class B common stock, and certain other unnamed persons, alleging breach of two employment agreements, wrongful termination of employment, breach of a stockholders' agreement and certain other wrongful conduct, including age discrimination and breach of fiduciary duty. The Vergopias are seeking back pay, front pay, compensatory, consequential and punitive damages, for an unspecified amount as well as, reinstatement, injunctive and other legal and equitable relief. Salvatore A. Vergopia and Edward A. Vergopia have also commenced a second action for defamation against Hometown and its Chief Executive Officer, which has been consolidated with the action initially filed.

Litigation counsel has been retained by our insurers to represent us in this action. A motion has been granted such that only a single shareholder remains as an individual shareholder defendant. Also, Hometown has filed counterclaims to recover damages associated with the Vergopias breaches of certain agreements, as well as breaches of their fiduciary duties. Discovery is proceeding in this action.

Litigation counsel for Hometown has also been advised that the Vergopias have filed a third action against Hometown and its Chief Executive Officer claiming defamation and tortious interference with contract arising out of a letter allegedly sent to one of Hometown's automobile manufacturers. As of March 11, 2004 neither Hometown nor its Chief Executive Officer have received service of process in this third action. However, Hometown presently believes it involves damage claims that are similar to those already made in the two pending actions in the Superior Court of New Jersey in Bergen County.

We believe that the Vergopias commenced these actions in response to our dismissal of both Salvatore A. Vergopia and Edward A. Vergopia from their officerships and employment positions with us. We believe we have meritorious defenses and are vigorously defending this action. Hometown does not believe that the eventual outcome of the case will have a material adverse effect on Hometown's consolidated financial position or results of operations.

Universal Underwriters Group ("Universal"), Hometown's insurance provider, commenced a lawsuit against The Chubb Group of Insurance Companies ("Chubb"), Hometown's Director and Officer

Liability Insurance provider, Hometown, certain officers, directors and shareholders of Hometown and the Vergopias seeking a declaration of its coverage obligations with respect to the suit brought by the Vergopias discussed above. The suit has been consolidated with the suit brought by the Vergopias for discovery and case management purposes. Universal originally acknowledged its obligation to defend and indemnify Hometown against the Vergopias claims and engaged separate counsel to represent Hometown and its directors. Universal is now seeking to limit its obligations under the comprehensive insurance policy as well as require Chubb to share in defense and indemnity obligations. Hometown originally commenced an action seeking affirmative declaration of its rights under its policy with Universal, but allowed this action to be stayed pending a resolution of the action brought by Universal. Hometown has brought counterclaims against Universal and a cross-claim for declaratory judgment against Chubb. Hometown maintains that the insurers are obligated to defend and indemnify on all claims brought by the Vergopias. Hometown's former counsel and assistant secretary has been added to the case as a defendant in the action and has made cross-claims against Hometown demanding indemnification for claims made by the Vergopias against him in the underlying action. Discovery is ongoing on this matter. Hometown believes it has meritorious claims and is vigorously defending this action and prosecuting its counterclaims and cross-claims. Hometown does not believe that the eventual outcome of the case will have a material adverse effect on Hometown's consolidated financial position or results of operations.

Hometown from time to time may be a defendant in lawsuits arising from normal business activities. Management reviews pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on Hometown's consolidated financial position or results of operations.

In July 2002, Hometown received notice of a complaint filed by the Trust Company of New Jersey ("Trust Company") for payment under certain guaranty agreements allegedly made by Hometown's wholly-owned subsidiary Westwood Lincoln Mercury Sales, Inc. ("Westwood") in favor of Trust Company in connection with a sale of vehicles in 1998. Trust Company was seeking approximately $390,000 plus other costs totaling approximately $70,000. On January 27, 2004, without admissions of liability by any party, Hometown and Trust Company reached a settlement agreement whereby Hometown will pay Trust Company $162,500 in installments, payable through January 2007. This liability is included in Accounts Payable and Accrued Expenses in Hometown's Consolidated Balance Sheet at December 31, 2003.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

Hometown's Class A Common Stock had been traded on The NASDAQ National Market under the symbols "HCAR" since July 31, 1998. On February 12, 2001, Hometown's stock was delisted by NASDAQ for failing to meet minimum share price and market capitalization requirements. The stock now trades over the counter as a Bulletin Board stock under the symbol "HCAR.OB"

The following table sets forth the high and low bid prices as quoted by the NASD OTC Bulletin Board. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

Price Range of Common Stock	Bid Prices	
	High	Low
Year Ended 2002		
First Quarter	$0.95	$0.52
Second Quarter	$0.74	$0.40
Third Quarter	$0.52	$0.18
Fourth Quarter	$0.90	$0.18
Year Ended 2003		
First Quarter	$0.55	$0.31
Second Quarter	$0.55	$0.28
Third Quarter	$0.88	$0.41
Fourth Quarter	$1.60	$0.67

(b) Holders

As of March 3, 2004, the number of record holders of the Class A Common Stock of Hometown was 48. Hometown believes it has more than 800 beneficial holders.

(c) Dividends

The holders of Common Stock are entitled to receive such dividends as may be declared by Hometown's Board of Directors. Hometown has not paid and does not expect to declare or pay any dividends in the foreseeable future.

(d) Equity Compensation Plan Information

There are no new compensation plans in 2003.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data as of December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from the audited consolidated financial statements of Hometown.

	For the Years Ended December 31, (in thousands, except share and per share data)				
	2003	2002	2001	2000	1999
Statement of Operations Data:					
Revenues	$279,777	$269,739	$275,760	$279,382	$285,315
Gross profit	39,747	38,667	39,815	37,881	38,054
Amortization of goodwill	-	-	704	661	600
Loss from operations of e-Commerce subsidiary	-	-	-	-	515
Selling, general and administrative expenses	34,840	34,152	35,114	37,946	31,499
Income (loss) from operations	4,907	4,515	3,997	(726)	5,440
Interest expense	(3,037)	(3,205)	(4,225)	(5,069)	(4,116)
Net income (loss) before cumulative effect of accounting change	2,378	776	(2,136)	(3,800)	641
Cumulative effect of accounting change	-	(23,708)	-	-	-
Net income (loss)	$ 2,378	$(22,932)	$ (2,136)	$ (3,800)	$ 641
Earnings (loss) per share, basic					
Before cumulative effect of accounting change	$ 0.33	$ 0.10	$ (.32)	$ (.63)	$ .11
Cumulative effect of accounting change	-	(3.30)	-	-	-
Earnings (loss) per share, basic	$ 0.33	$ (3.20)	$ (.32)	$ (.63)	$ .11
Earnings (loss) per share, diluted					
Before cumulative effect of accounting change	$ 0.33	$ 0.10	$ (.32)	$ (.63)	$ .11
Cumulative effect of accounting change	-	(3.30)	-	-	-
Earnings (loss) per share, diluted	$ 0.33	$ (3.20)	$ (.32)	$ (.63)	$ .11
Weighted average shares,					
Basic	7,175,105	7,175,105	6,592,436	5,995,996	5,875,342
Diluted	7,215,492	7,175,105	6,592,436	5,995,996	6,003,851

	2003	2002	2001	2000	1999
Balance Sheet Data:					
Working capital	$ 6,039	$ 4,085	$ 4,029	$ 1,663	$ 3,870
Inventories	37,774	39,169	31,887	40,170	51,187
Total assets	65,264	63,816	81,842	91,572	102,562
Total debt	51,075	52,745	46,234	54,133	65,910
Stockholders' equity	$ 6,928	$ 4,550	$ 27,452	$ 28,643	$ 29,851

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue

Total revenue increased $10.1 million, or 3.7% to $279.8 million for the year ended December 31, 2003 from $269.7 million for the year ended December 31, 2002. Hometown sold a Chrysler/Jeep new car franchise on June 3, 2003. On a same store basis (excluding the Chrysler/Jeep new car franchise for all periods), revenues increased $16.2 million or 6.2% to $276.8 million for the year ended December 31, 2003 from $260.6 million for the year ended December 31, 2002. This increase was primarily due to increased new vehicle sales ($21.5 million) and an increase in parts and service revenue ($0.8 million) partially offset by decreased sales of used vehicles ($6.0 million). New vehicle sales were helped by the continuation of consumer financing deals, such as zero percent financing, combined with heavy rebating by manufacturers, which in turn contributed to the decrease in used vehicle sales.

Revenue from the sale of new vehicles increased $15.9 million, or 9.7%, to $180.6 million for the year ended December 31, 2003, from $164.7 million for the year ended December 31, 2002. On a same store basis, revenues increased $21.5 million, or 13.7% to $178.1 million for the year ended December 31, 2003, from $156.6 million for the year ended December 31, 2002. The increase is attributable to an additional 694 units sold in 2003 compared to 2002 ($17.8 million) plus a 2.1% increase in average selling price ($3.7 million). All except for one Hometown dealership experienced increases in new vehicle revenues in 2003 compared to 2002. Increases at Hometown's Lincoln Mercury ($6.7 million), Chevrolet ($5.9 million), Toyota ($5.1 million), Mazda ($2.5 million), and Ford ($1.5 million) dealerships were partially offset by a decrease at Hometown's remaining Chrysler/Jeep dealership ($0.2 million). The increase at the Lincoln Mercury dealerships was primarily due to a 7.8% increase in the average selling price ($3.6 million), plus an increase of 93 units sold in 2003 compared to 2002 ($3.1 million). The Lincoln Mercury increase is net of a decrease in sales of 25 livery units ($1.2 million). The increase at the Chevrolet dealership was primarily due to an increase of 239 units sold in 2003 compared to 2002 ($5.8 million), combined with a slight increase in the average selling price ($0.1 million). Included in this was an increase in fleet sales of 42 units ($0.8 million). Excluding fleet sales, other Chevrolet new vehicle sales increased $5.1 million due to the sale of 197 additional units ($4.8 million), combined with a 1.6% increase in average selling price ($0.3 million). The increase at the Toyota dealerships was primarily due to an increase of 242 units sold in 2003 compared to 2002 ($5.5 million), partially offset by a small decrease in the average selling price ($0.4 million). Included in this was a decrease in fleet sales of $0.5 million due to a decrease of 18 units ($0.3 million) combined with a 3.4% decrease in average selling price ($0.2 million). Excluding fleet sales, other Toyota new vehicle sales increased $5.6 million due to the sale of 260 additional units ($6.3 million) partially offset by a 1.0% decrease in average selling price ($0.7 million). The increase at the Mazda dealership was primarily due to an additional 116 units sold in 2003 compared to 2002 ($2.5 million). The increase at the Ford dealership was primarily due to an increase of 31 units sold in 2003 compared to 2002 ($0.8 million), combined with a 4.0% increase in the average selling price ($0.7 million). The Chrysler/Jeep decrease was primarily due to a decrease of 27 units sold ($0.7 million) in the 2003 period compared to the 2002 period, partially offset by a 6.9% increase in the average selling price ($0.5 million).

Revenue from the sale of used vehicles decreased $6.0 million, or 8.3%, to $66.5 million for year ended December 31, 2003, from $72.5 million for the year ended December 31, 2002. This was due to decreased used vehicle revenues at retail ($4.7 million) due to a decrease of 445 units ($6.3 million), partially offset by a 3.0% increase in average selling price ($1.6 million); plus reduced used vehicle sales at wholesale ($1.3 million) due to lower average selling price ($2.7 million) partially offset by an increase of 287 units ($1.4 million). A Lincoln Mercury/Mazda dealership accounted for $2.6 million of the decrease in used vehicle sales at retail primarily due to a decrease of 181 units ($2.9 million) partially offset by a 4.3% increase in average selling price ($0.3 million). The declines at the Lincoln

Mercury/Mazda dealership was primarily due to the dealership reducing its emphasis on the sale of high-end used cars during the 2002 period, causing a decrease in retail and wholesale sales of such vehicles subsequent to that time. The Toyota dealerships accounted for a $1.9 million decrease in used vehicle sales at retail primarily due to a decrease of 145 units ($2.0 million). Ford accounted for a decrease of $0.9 million due to a decrease of 88 units ($1.2 million) partially offset by a 5.9% increase in average selling price ($0.3 million). Other Lincoln Mercury dealerships had an increase of $0.8 million due to an increase of 8 units ($0.1 million) and a 5.8% increase in average selling price ($0.7 million). As discussed above, new vehicle sales were helped by the continuation of consumer financing deals, such as zero percent financing and heavy rebating by the manufacturers, which in turn contributed to the decrease in used vehicle sales at retail. The same Lincoln Mercury/Mazda dealership discussed above had a $2.9 million decrease in used vehicle sales at wholesale for the reasons discussed above. Most other dealerships experienced increases in wholesale (Toyota - $0.7 million; Ford - $0.3 million; Chevrolet - $0.4 million; other Lincoln Mercury - $0.7 million). Used vehicle inventory available for sale at retail increased during the year due to the increased new vehicle sales bringing in more vehicles as trade–ins at time of new vehicle purchase. This combined with the decrease in used vehicle sales at retail caused more vehicles to be sold at wholesale to manage used vehicle inventory levels.

Parts and service revenue increased $0.3 million, or 1.2%, to $24.6 million for the year ended December 31, 2003, from $24.3 million for the year ended December 31, 2002. As a result of the sale of a Chrysler/Jeep new car franchise, that dealership's parts and service business was closed. Excluding this business for all periods, parts and service revenue increased $0.8 million or 3.4%, to $24.2 million for the year ended December 31, 2003, compared to $23.4 million for the year ended December 31, 2002. The increase was primarily generated from the Toyota dealerships ($0.8 million). Increases at the Chevrolet, Mazda and remaining Jeep dealership ($0.3 million) were offset by decreases at the Ford and Lincoln Mercury dealerships ($0.3 million).

Other dealership revenues decreased $0.3 million, or 3.6% to $8.0 million for the year ended December 31, 2003, from $8.3 million for the year ended December 31, 2002. On a same store basis, other dealership revenues decreased $0.2 million, or 2.4% to $8.0 million for the year ended December 31, 2003, from $8.2 million for the year ended December 31, 2002. This decrease is primarily attributable to decreases in other dealership revenues (extended service plan income, finance income and other income) of used vehicles.

Gross Profit

Total gross profit increased $1.0 million, or 2.6%, to $39.7 million for the year ended December 31, 2003 from $38.7 million for the year ended December 31, 2002. Hometown sold a Chrysler/Jeep new car franchise on June 3, 2003. On a same store basis (excluding the Chrysler/Jeep new car franchise for all periods), gross profit increased $1.8 million, or 4.8% to $39.3 million for the year ended December 31, 2003 from $37.5 million for the year ended December 31, 2002. This increase was primarily attributable to an increase in new vehicle gross profit of $2.0 million and an increase in gross profit on parts and service sales of $0.3 million, partially offset by a $0.3 million decrease in used vehicle gross profit and a $0.2 million decrease in gross profit on other dealership revenues. Gross profit percentage for Hometown was 14.2% in 2003 and 14.4% in 2002. Adjusting both periods for Toyota and Chevrolet fleet sales, gross profit percentage was 14.5% in 2003 and 14.8% in 2002.

Gross profit on the sale of new vehicles increased $1.6 million, or 15.4%, to $12.0 million for the year ended December 31, 2003, from $10.4 million for the year ended December 31, 2002. On a same store basis gross profit on the sale of new vehicles increased $2.0 million, or 20.2%, to $11.9 million for the year ended December 31, 2003, from $9.9 million for the year ended December 31, 2002. The increase in gross profit is primarily attributable to an increase of 694 units ($1.1 million) combined with a 7.5% increase in average gross profit per vehicle ($0.9 million). Included in the unit increase are 24 units attributable to an increase in Toyota and Chevrolet fleet sales, which had a minimal effect on the increase in gross profit. All dealerships experienced an increase in gross profit on the sale of new vehicles in the

2003 period compared to 2002 as follows: Lincoln Mercury – $0.9 million, Toyota - $0.4 million, Chevrolet - $0.4 million, Mazda - $0.2 million and Ford - $0.1 million. Gross profit percentage for 2003 was 6.7% compared to 6.3% for 2002. Adjusting both periods for Toyota and Chevrolet fleet sales, which generate low margins, gross profit percentage for new vehicles was 6.9% in 2003 and 6.6% in 2002. Included in the these results is an increase in gross profit of $0.3 million (Lincoln Mercury - $0.2 million and Ford - $0.1 million) attributable to the implementation of EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF Issue No. 02-16"). This issue addressed the income statement classification of cash consideration received from a vendor and the recognition criteria for performance-driven vendor rebates or refunds. This consensus, which was effective for all arrangements entered into after December 31, 2002, resulted in certain co-op advertising recoveries, which would previously have been recorded as a reduction of SG&A, being recorded as a reduction of Cost of Sales, buying and occupancy. We adopted EITF Issue No. 02-16 on January 1, 2003.

Gross profit on the sale of used vehicles decreased $0.3 million, or 4.5%, to $6.4 million for the year ended December 31, 2003, from $6.7 million for the year ended December 31, 2002. Due to most dealerships experiencing a decrease in used vehicle sales at retail in 2003 compared to 2002, they had to wholesale more vehicles that would have been received as trade-ins that would have been sold at retail in prior years; however, gross profit is minimal on wholesale sales. The decrease in gross profit on used vehicle sales was due to a net decrease of 158 units ($0.2 million) combined with a 1.9% decrease in average gross profit per vehicle ($0.1 million). The decrease of 158 units is net of a 445 decrease in retail units, partially offset by a 287 unit increase in wholesale units. The Toyota dealerships accounted for a $0.2 million decrease primarily due a decrease of 145 units sold at retail. A Lincoln Mercury/Mazda dealership, discussed in revenues above, accounted for a $0.1 million decrease. Ford accounted for a $0.1 million decrease primarily due to a decrease of 88 units sold at retail. Other Lincoln Mercury dealerships partially offset this with a $0.1 million increase due to an increase of 45 units (8 at retail) and an increase in average selling price. Gross profit percentage on the sale of used vehicles was 9.6% in 2003 compared to 9.2% in 2002.

Parts and service gross profit remained constant at $13.3 million for the years ended December 31, 2003 and 2002. As a result of the sale of a Chrysler/Jeep new car franchise, that dealership's parts and service business was closed. Excluding this business for all periods, parts and service gross profit increased $0.3 million, or 2.3%, to $13.1 million for the year ended December 31, 2003, from $12.8 million for the year ended December 31, 2002. The increase was primarily attributable to the increase in revenues ($0.4 million) partially offset by a decrease in gross profit percentage ($0.1 million). Gross profit percentage was 54.1% in 2003 compared to 54.6% in 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $0.6 million, or 1.8%, to $34.8 million for the year ended December 31, 2003, from $34.2 million for the year ended December 31, 2002. Increases in advertising ($0.6 million), reserves for chargebacks ($0.3 million), legal and other professional fees ($0.3 million) and various other costs ($0.1 million), were partially offset by a reduction in salaries and employee benefits ($0.5 million) and the ceasing of certain contractual payments at the end of 2002 ($0.2 million). Included in the increase in advertising costs is $0.3 million attributable to the implementation of EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF Issue No. 02-16"). This issue addressed the income statement classification of cash consideration received from a vendor and the recognition criteria for performance-driven vendor rebates or refunds. This consensus, which was effective for all arrangements entered into after December 31, 2002, resulted in certain co-op advertising recoveries, which would previously have been recorded as a reduction of SG&A, being recorded as a reduction of Cost of Sales. We adopted EITF Issue No. 02-16 on January 1, 2003. The sale of a Chrysler/Jeep new car franchise accounted for $0.4 million of the reduction in salaries and employee benefits.

Interest Income

Interest income increased to $82,000 for the year ended December 31, 2003 from $43,000 for the year ended December 31, 2002. The increase is primarily the result of investing excess cash in a Ford Motor Credit Company cash management account paying interest of 5.00% at December 31, 2003. The cash management account interest rate is tied to the rate charged on Hometown's floor plan financing arrangement.

Interest Expense

Interest expense decreased $0.2 million, or 6.3%, to $3.0 million for the year ended December 31, 2003 from $3.2 million for the year ended December 31, 2002. The decrease is primarily attributable to a decrease in floor plan interest expense ($0.1 million), which decreased due to a reduction in interest rates from the year ended December 31, 2002.

Other Income

Other income for 2003 primarily includes a gain of approximately $936,000 resulting from the sale of a Chrysler/Jeep Sales and Service Franchise in Waterbury, CT in June 2003.

Other Expense

Included in other expense for the year ended December 31, 2002 is an asset impairment charge of $150,000 related to a property held for sale. The impairment charge was recorded to write-down the asset to fair value. See Notes 2 and 3 to the consolidated financial statements.

Provision (benefit) for income tax

The effective income tax rate was 18% for the year ended December 31, 2003 and 38% for the year ended December 31, 2002. The rates were based on current forecasts of income before taxes, and current forecasts of permanent differences between tax and book income. The difference in rates between 2003 and 2002 is primarily due to the change in valuation allowance from 2002 to 2003. This is primarily due to goodwill that was deducted related with the sale of the Chrysler/Jeep Sales and Service Franchise as well as amortization of goodwill for tax purposes. At December 31, 2003, Hometown has a deferred tax asset of $0.2 million, net of a valuation allowance, related to its net operating losses. The state net operating losses begin to expire in 2005. The federal net operating losses begin to expire in 2021. Hometown believes this net deferred tax asset will be realized within the next three years based on current projections.

Income (Loss) Before Cumulative Effect of Accounting Change

Income before cumulative effect of accounting change increased $1.6 million to $2.4 million for the year ended December 31, 2003 from $0.8 million for the year ended December 31, 2002. The increase is primarily due to the gain on sale of the Chrysler/Jeep Sales and Service Franchise recorded in Other Income. See other changes described above.

Cumulative Effect of Accounting Change

In accordance with SFAS 142, Hometown completed its goodwill impairment testing during 2002, which resulted in Hometown recording a one-time, non-cash charge of approximately $23.7 million to write-off the carrying value of goodwill. This charge is non-operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying statement of operations for the year ended December 31, 2002. Approximately $9.6 million of this charge is tax deductible, resulting in a deferred tax benefit of approximately $3.8 million against which a full valuation allowance was recorded.

Hometown is reducing its valuation allowance as goodwill is being amortized for tax purposes. See Note 5 to the consolidated financial statements.

Net Income (Loss)

Net income (loss) improved $25.3 million, to income of $2.4 million for the year ended December 31, 2003, from a loss of $(22.9) million for the year ended December 31, 2002. The 2002 loss was primarily due to the write-off of the carrying value of goodwill in the 2002 period. See other changes described above.

Earnings (Loss) Per Share, Basic and Diluted and Weighted Average Shares

"Basic earnings (loss) per share" is computed by dividing net income (loss) by the weighted average common shares outstanding. "Diluted earnings (loss) per share" is computed by dividing net income (loss) by the weighted average common shares outstanding adjusted for the incremental dilution of potentially dilutive securities. Options and warrants to purchase approximately 1,112,000 and 1,378,000 shares of common stock were outstanding as of December 31, 2003 and 2002, respectively. The basic weighted average shares are 7,175,105 shares for both the 2003 and 2002 periods. The diluted weighted average shares are 7,215,492 and 7,175,105 for the 2003 and 2002 periods, respectively. Options whose exercise price is less than the average market price of the common shares during the period are included in weighted average shares as common stock equivalents. Periods that do not include common stock equivalents is due to the options and warrant prices being greater than the average market price of the common shares during the period or due to the effect being anti-dilutive. See Note 10 to the consolidated financial statements.

The basic and diluted income per share for the year ended December 31, 2003 is $0.33. The basic and diluted (loss) per share for the year ended December 31, 2002 is $(3.20), which includes basic and diluted income per share before cumulative effect of accounting change of $0.10 and basic and diluted (loss) per share for a cumulative effect of accounting change of $(3.30), resulting from the goodwill impairment charge associated with the implementation of SFAS 142. See Note 5 to the consolidated financial statements for the recognition of an impairment of the carrying value of its goodwill in 2002, in accordance with SFAS 142.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue

Total revenue decreased $6.1 million, or 2.2% to $269.7 million for the year ended December 31, 2002 from $275.8 million for the year ended December 31, 2001. Adjusting for the sale of the Morristown Lincoln Mercury dealership ($0.2 million) in January 2001 to Lincoln Mercury, the decrease is $5.9 million. This decrease was primarily due to decreased sales of used vehicles sold at retail ($13.2 million) primarily due to a decrease of 745 units, partially offset by increased new vehicle sales ($6.0 million) primarily due to an increase of 206 units, and increased sales of used vehicles sold at wholesale ($1.8 million). New vehicle sales were helped by the continuation of consumer financing deals, such as zero percent financing, which in turn contributed to the decrease in used vehicle sales.

Revenue from the sale of new vehicles increased $5.9 million, or 3.7% to $164.7 million for the year ended December 31, 2002 from $158.8 million for the year ended December 31, 2001. Adjusting for the sale of the Morristown Lincoln Mercury dealership ($0.1 million) in January 2001 to Lincoln Mercury, the increase is $6.0 million. The increase is primarily due to increases at Hometown's Toyota ($3.1 million), Chevy ($4.5 million) and Mazda ($2.7 million) dealerships partially offset by decreases at Hometown's Lincoln Mercury dealerships ($4.6 million). The Toyota increase was primarily due to an additional 128 units sold in 2002 compared to 2001 of which 110 units were attributable to fleet sales ($1.3 million). The remaining increase of $1.8 million was attributable to both an increase of 18 units

($0.4 million) and a 2.2% increase in the average selling price ($1.4 million). The increase in the Chevy dealership was due to the sale of 189 additional units sold in 2002 ($4.7 million) compared to 2001, partially offset by a 1.3% decrease in average selling price in 2002 ($0.2 million). The increase in the Mazda dealership was due to the sale of 131 additional units sold in 2002 ($3.0 million) compared to 2001, partially offset by a decrease of 5.4% in average selling price in 2002 ($0.3 million) compared to 2001. The decreases at the Lincoln Mercury dealerships were primarily due to a decrease of 237 units sold in 2002 compared to 2001. This was net of an increase of 99 livery units ($3.7 million). Excluding livery units, the Lincoln Mercury dealerships had decreased revenue of $8.3 million, primarily due to a decrease of 336 units. This represents a 24.9% decrease in units from the 2001 period.

Revenue from the sale of used vehicles decreased $11.4 million, or 13.6% to $72.5 million for the year ended December 31, 2002 from $83.9 million for the year ended December 31, 2001. The effect from the sale of the Morristown Lincoln Mercury dealership in January 2001 to Lincoln Mercury was minimal. This decrease was primarily attributable to a decrease of 990 units of which 745 were units sold at retail. Most Hometown dealerships experienced decreases in this area. A Lincoln Mercury / Mazda dealership accounted for $4.5 million of this decrease. This was primarily due to the dealership reducing emphasis on its high-end used car line during the second quarter of 2002, as Hometown experienced a significant drop off in demand for its high-end used car line and increased weakness on financing for these vehicles as the economy has weakened. Although Hometown still sells high-end used cars, it is not expected to be a significant portion of revenues from sales of used cars at retail. The Toyota dealerships accounted for a $2.6 million decrease due to a decrease of 267 units ($3.7 million) sold at retail partially offset by a slight increase in average selling price ($0.1 million) and in units sold at wholesale ($1.0 million). The Ford dealership had a decrease of $1.8 million, primarily due to a decrease of 144 units ($2.0 million) sold at retail partially offset by a slight increase in average selling price ($0.1 million) and in units sold at wholesale ($0.1 million). The Chevy dealership had a decrease of $0.9 million, comprised of a decrease of 137 units ($1.4 million) sold at retail, partially offset by a 14.1% increase in average selling price ($0.8 million). In addition, Chevy had a decrease in units sold at wholesale ($0.3 million). The Jeep dealerships had a decrease of $1.5 million, due to a decrease of 35 units ($0.5 million) sold at retail partially and a decrease in average selling price ($0.5 million) and in units sold at wholesale ($0.5 million).

Parts and service sales revenue decreased $1.1 million, or 4.3% to $24.3 million for the year ended December 31, 2002 from $25.4 million for the year ended December 31, 2001. Hometown's Toyota dealerships increased $0.5 million, while all other dealerships decreased $1.6 million from the prior year. One of these dealerships had undergone construction of a new showroom, which Hometown believes negatively impacted the amount of traffic in the service department. This dealership accounts for $0.7 million of the decrease. Another dealership accounted for a decrease of $0.5 million. The effect from the sale of the Morristown Lincoln Mercury dealership in January 2001 to Lincoln Mercury was minimal.

Other dealership revenues increased $0.7 million, or 9.2% to $8.3 million for the year ended December 31, 2002 from $7.6 million for the year ended December 31, 2001. This increase was attributable to other revenues generated from new car sales such as finance, insurance and extended service contract income partially offset by decreases in other dealership revenues for used vehicles. The effect from the sale of the Morristown Lincoln Mercury dealership in January 2001 to Lincoln Mercury was minimal.

Gross Profit

Total gross profit decreased $1.1 million, or 2.8%, to $38.7 million for the year ended December 31, 2002 from $39.8 million for the year ended December 31, 2001. This decrease was primarily attributable to a decrease in gross profit on used vehicles of $1.0 million, a decrease in parts and service gross profit of $0.6 million and a decrease in new vehicle gross profit of $0.1 million partially offset by an increase in other dealership gross profit of $0.7 million discussed above. The effect on all components of gross profit from the sale of the Morristown Lincoln Mercury dealership in January 2001 to Lincoln

Mercury was minimal. Gross profit percentage for Hometown was 14.3% in 2002 compared to 14.4% in the 2001 period. Adjusting both periods for Toyota fleet sales, discussed in new vehicles below and the sale of Morristown Lincoln Mercury, gross profit percentage was 14.7% in the 2002 and 2001 periods. The discussions that follow adjust for the sale of the Morristown Lincoln Mercury dealership.

Gross profit on the sale of new vehicles decreased $0.1 million, or 1.0%, to $10.4 million for the year ended December 31, 2002 from $10.5 million for the year ended December 31, 2001. Gross profit percentage for 2002 was 6.3% compared to 6.6% for 2001. Adjusting for Toyota fleet sales in both periods, gross profit percentage was 6.6% and 6.9% in the 2002 and 2001 periods, respectively. The Lincoln Mercury dealerships had a $0.3 million decrease in gross profit caused by a decrease of 237 units partially offset by a 6.6% increase in gross profit per unit. This decrease is net of an increase of 99 livery units, which accounted for an increase of $0.2 million in gross profit at the Lincoln Mercury dealerships. Offsetting this is increased volume (189 units) and a 6.6% increase in gross profit per unit at the Chevy dealership generated an additional $0.3 million gross profit in 2002 compared to 2001. The remaining dealerships combined for a net decrease in gross profit of $0.1 million generated from a 7.6% decrease in gross profit per unit ($0.5 million) partially offset by an increase of 254 units ($0.4 million).

Gross profit on the sale of used vehicles decreased $1.0 million, or 13.0%, to $6.7 million for the year ended December 31, 2002 from $7.7 million for the year ended December 31, 2001. This decrease was primarily attributable to a decrease of 990 units of which 745 were sold at retail. Gross profit percentage was 9.2% for both periods. As discussed in revenues above, most Hometown dealerships experienced decreases in this area. A Lincoln Mercury / Mazda dealership accounted for $0.8 million of this decrease. This was primarily due to the dealership reducing emphasis on its high-end used car line during the second quarter of 2002, as Hometown experienced a significant drop off in demand for its high-end used car line and increased weakness on financing for these vehicles as the economy has weakened. Although Hometown still sells high-end used cars, it is not expected to be a significant portion of revenues from sales of used cars at retail. The Toyota and Ford dealerships accounted for a decrease of $0.4 million primarily due to a decrease of revenues discussed above. The Chevy dealership was down slightly due to a decrease of 389 units ($0.3 million), 137 unit decrease at retail and 252 unit decrease at wholesale, that was offset by an increase in gross profit per unit ($0.3 million). The Jeep dealerships generated an additional gross profit of $0.1 million due to increased gross profit per unit partially offset by a decrease in units.

Parts and service gross profit decreased $0.6 million or 4.3%, to $13.3 million for the year ended December 31, 2002 from $13.9 million for the year ended December 31, 2001. The decrease was primarily attributable to decreased revenues discussed above. Related gross profit margin was 54.7% and 54.8% for the year ended December 31, 2002 and 2001, respectively.

Amortization of Goodwill

According to SFAS 142, the Company ceased recording goodwill amortization on January 1, 2002. Goodwill amortization was $0.7 million for the year ended December 31, 2001. See Note 5 to the consolidated financial statements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $0.9 million, or 2.6%, to $34.2 million for the year ended December 31, 2002 from $35.1 million for the year ended December 31, 2001. The decrease is primarily due to higher reserves of $0.8 million in the 2001 period compared to 2002. Other decreases in costs in 2002 compared to 2001 are advertising and promotion costs of $0.2 million, salaries and related taxes of $0.2 million, and data processing costs of $0.1 million. These decreases were partially offset by an increase in employee benefits of $0.1 million and increased insurance costs of $0.2 million.

Interest Income

Interest income decreased to $43,000 for the year ended December 31, 2002 from $90,000 for the year ended December 31, 2001. The decrease is primarily the result of higher interest rates in 2001 compared to 2002. Partially offsetting this was the investing of excess cash in interest bearing accounts effective with the implementation of the floor plan agreement with Ford Motor Credit Corp. ("FMCC") in March 2001. Hometown's previous credit agreement provided that Hometown apply excess cash against the outstanding floor plan liability.

Interest Expense

Interest expense decreased $1.0 million, or 23.8%, to $3.2 million for the year ended December 31, 2002 from $4.2 million for the year ended December 31, 2001. The decrease is primarily attributable to a decrease in floor plan interest expense, which decreased due to a reduction in interest rates from the year ended December 31, 2001.

Other Income

Included in other income for the year ended December 31, 2002 is $40,000 received from insurance claims. Included in other income for the year ended December 31, 2001 is a $254,000 gain on sale of the Morristown Lincoln Mercury dealership to Lincoln Mercury in January 2001.

Other Expense

Included in other expense for the year ended December 31, 2002 is an asset impairment charge of $150,000 related to a property held for sale. The impairment charge was recorded to write-down the asset to fair value. See Notes 2 and 3 to the consolidated financial statements.

Valuation Adjustment for CarDay, Inc.

On October 18, 2001, CarDay, Inc. ceased operations. Hometown owned 7,380,000 shares of CarDay, Inc. As a result of CarDay, Inc. ceasing operations, Hometown now considers the investment to be permanently and totally impaired, and it is not anticipated that any shareholders will receive any distributions from the dissolution of CarDay, Inc. The entire investment in CarDay, Inc. of $3,258,000 less an associated deferred tax liability of $1,175,000 was charged against income in the quarter ended September 30, 2001. The charge has the effect of reducing net income for the year ended December 31, 2001 by $2,083,000 and reducing Earnings per Share, fully diluted for the year by $0.32. Excluding the charge, net loss for 2001 was $(53,000) or less than $(0.01) per share fully diluted. The charge did not affect cash, cash flow from operations, or liquidity and capital resources.

Provision (benefit) for income tax

The effective income tax rate was 38% for the year ended December 31, 2002 and 32% for the year ended December 31, 2001. The primary difference in the effective tax rates for the two periods is primarily non-deductible goodwill amortization in the 2001 period. According to SFAS 142, Hometown ceased recording goodwill amortization on January 1, 2002, and in 2002, recognized the impairment of the carrying value of its goodwill. Hometown has a deferred tax asset of $0.9 million, net of a valuation allowance, related to its net operating losses. The net operating losses begin to expire in 2017. Hometown believes this deferred tax asset will be realized within the next three years based on current projections.

Income (Loss) Before Cumulative Effect of Accounting Change

Income (loss) before cumulative effect of accounting change increased $2.9 million to income of $0.8 million for the year ended December 31, 2002 from a loss of $(2.1) million for the year ended

December 31, 2001. The increase is primarily due to the valuation adjustment for Carday, Inc. in the 2001 period. See other changes described above.

Cumulative Effect of Accounting Change

In accordance with SFAS 142, Hometown completed its goodwill impairment testing during 2002, which resulted in Hometown recording a one-time, non-cash charge of approximately $23.7 million to write-off the carrying value of goodwill. This charge is non-operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying statement of operations for the year ended December 31, 2002. Approximately $9.6 million of this charge is tax deductible, resulting in a deferred tax benefit of approximately $3.8 million against which a full valuation allowance was recorded. See Note 5 to the consolidated financial statements.

Net Income (Loss)

Net loss increased $20.8 million to $(22.9) million for the year ended December 31, 2002 from a loss of $(2.1) million for the year ended December 31, 2001. The increased loss is primarily due to the write-off of the carrying value of goodwill in the 2002 period partially offset by the valuation adjustment for Carday, Inc. in the 2001 period. See other changes described above.

Earnings (Loss) Per Share, Basic and Diluted and Weighted Average Shares

"Basic earnings (loss) per share" is computed by dividing net income (loss) by the weighted average common shares outstanding. "Diluted earnings (loss) per share" is computed by dividing net income (loss) by the weighted average common shares outstanding adjusted for the incremental dilution of potentially dilutive securities. Options and warrants to purchase approximately 1,378,000 and 1,283,000 shares of common stock were outstanding as of December 31, 2002 and 2001, respectively. The options and warrants were not included in the computation of diluted earnings (loss) per share because the option and warrant prices were greater than the average market price of the common shares or the effect would have been anti-dilutive.

The basic and diluted (loss) per share for the year ended December 31, 2002 is $(3.20), which includes basic and diluted income per share before cumulative effect of accounting change of $0.10 and basic and diluted (loss) per share for a cumulative effect of accounting change of $(3.30), resulting from the goodwill impairment charge associated with the implementation of SFAS 142. The basic and diluted (loss) per share for the year ended December 31, 2001 is $(0.32). See Note 5 to the consolidated financial statements for the effect of discontinuing the recording of goodwill amortization effective January 1, 2002 and recognition of an impairment of the carrying value of its goodwill in 2002, in accordance with SFAS 142.

The weighted average shares, basic and diluted, for the years ended December 31, 2002 and 2001 are 7.2 million shares and 6.6 million shares, respectively. The weighted average shares for the basic and diluted calculation are the same due to Hometown incurring a net loss in both periods.

Cyclicality

Hometown's operations, like the automotive retailing industry in general, are affected by a number of factors relating to general economic conditions, including consumer business cycles, consumer confidence, economic conditions, availability of consumer credit and interest rates. Although the above factors, among others, may affect Hometown's business, Hometown believes that the impact on Hometown's operations of future negative trends in such factors will be somewhat mitigated by its (i) strong parts, service and collision repair services, (ii) variable cost salary structure, (iii) geographic regional focus, and (iv) product diversity.

Seasonality

Hometown's operations will be subject to seasonal variations, with the second and third quarters generally contributing more revenues and operating profit than the first and fourth quarters. This seasonality is driven primarily by: (i) Manufacturer related factors, primarily the historical timing of major Manufacturer incentive programs and model changeovers, (ii) weather-related factors, which primarily affect parts and service and (iii) consumer buying patterns.

Effects of Inflation

Due to the relatively low levels of inflation experienced in fiscal 2003 and 2002, inflation did not have a significant effect on the results of Hometown during those periods.

Liquidity and Capital Resources

Cash and Cash Equivalents

Total cash and cash equivalents at December 31, 2003 and 2002, was $5.6 million and $3.6 million, respectively.

Cash Flow from Operations

The following table sets forth the consolidated selected information from the statements of cash flow:

	For the years ended December 31,		
	2003	2002	2001
		(in thousands)	
Net cash provided by operating activities	$ 4,273	$ 3,386	$ 3,278
Net cash provided by (used in) investing activities	132	(2,439)	350
Net cash provided by (used in) financing activities	(2,390)	(1,769)	232
Net increase (decrease) in cash and cash equivalents	$ 2,015	$ (822)	$ 3,860

For the year ended December 31, 2003, net cash provided from operations of $4.3 million is primarily due to: (i) net income plus non-cash items of $2.9 million, (ii) the decrease in inventory in excess of the decrease in floor plan liability of $1.8 million and (iii) increases in accounts payable and accrued expenses of $0.7 million. Partially offsetting this were increases in accounts receivable of $1.1 million. Net cash provided by investing activities of $0.1 million is primarily due the proceeds from the sale of a Chrysler/Jeep Sales and Service Franchise of $0.9 million, partially offset by capital expenditures of $0.8 million. Net cash used in financing activities of $2.4 million is primarily due to principal payments of long-term debt and capital lease obligations.

For the year ended December 31, 2002, net cash provided from operations of $3.4 million is primarily due to: (i) the net loss of $(22.9) million plus non-cash items of $25.5 million, including cumulative effect of accounting change of $23.7 million and (ii) the increase in floor plan liability in excess of the increase in inventory of $0.7 million. Reductions in accounts receivable, prepaid expenses and other assets were mostly offset by reductions in accounts payable and accrued expenses. Net cash used in investing activities of $2.4 million is primarily due to capital expenditures associated with the construction of a new showroom at our Framingham, Massachusetts dealership. Net cash used in financing activities of $1.8 million is primarily due to principal payments of long-term debt and capital lease obligations.

Capital Expenditures

Capital expenditures for 2004 are expected to be $0.4 million, consisting of equipment purchases and building and leasehold improvements.

Use of Estimates and Critical Accounting Policies

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual amounts could differ from those estimates. A summary of our significant accounting policies are presented in the Notes to Consolidated Financial Statements.

Revenue Recognition

Hometown adopted EITF 00-21, "Revenue Arrangements with Multiple Deliverables," in the third quarter of fiscal 2003. The impact of adopting EITF 00-21 was not material to Hometown's results of operations.

Revenues for vehicle and parts sales are recognized upon delivery to or acceptance by the customer. Revenues for vehicle service are recognized when the service has been completed. Sales discounts and service coupons are accounted for as a reduction to the sales price at the point of sale. Manufacturer incentives and rebates are not recognized until earned in accordance with respective manufacturers incentive programs. See Note 12 to the consolidated financial statements for effect of EITF 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor".

Finance, Insurance and Service Contract Income Recognition

Hometown arranges financing for customers through various institutions and receives financing fees equal to the difference between the loan rates charged to customers and the predetermined financing rates set by the financing institution. Hometown receives payment of finance fees from the financing institution approximately 30 days after the financing institution receives the contract. In addition, Hometown receives commissions from the sale of credit life and disability insurance based on the premiums charged to the customer by the insurance company; and commissions from the sale of extended service contracts to customers based on the difference between the price paid by the customer for the service contract and the premium paid to the primary obligor. These commissions are received upfront at the time the vehicle was sold. The revenues from financing fees and commissions are generally recorded at the time of the sale of the vehicles. Hometown is not the principal in these transactions. Hometown acts as the agent for the financing institution or vendor that is providing the service. These revenues are recorded on a net basis.

Connecticut dealerships operate under state laws, which make the dealers responsible for providing warranty service and insurance in the event of default by the insurance carriers. Accordingly, commissions on insurance and service contract sales are required to be recognized over the life of the related insurance product. For these dealerships, Hometown records the revenue as a liability and amortizes the amount into revenue over a five-year period. At December 31, 2003 and 2002, Hometown had $1,225,000 and $1,237,000 of related deferred revenue, respectively. During 2003, these dealerships generated approximately $501,000 of related warranty service and insurance revenue, which was deferred. During the same period, approximately $513,000 of deferred revenue was amortized to Other Revenues, net. At December 31, 2003, Hometown also had other deferred revenue of $112,000.

Hometown may be charged back ("chargebacks") for unearned financing fees, insurance or service contract commissions in the event of early termination of the contracts by the customers. For finance fees, if a customer were to terminate their contract prior to the scheduled maturity, generally three to five years, Hometown may be charged back for a portion of the finance fee received. The time period whereby Hometown is subject to chargebacks is generally from 90 days to 180 days. For certain other contracts Hometown is subject to chargebacks for the life of the loan. Generally, if a customer makes their first three to six payments and subsequently pays off the loan, Hometown will not be charged back by the financing institution. Hometown pays for this in the form of a reduction of the finance fee. In the case of insurance or service contracts, Hometown is subject to chargebacks for the life of the related insurance policy or service contract. In the case of early termination, the vendor will bill us back a pro-rated portion of our commission. The reserves for future charge backs are based on historical operating results and the termination provisions of the applicable contracts. At the time of sale, Hometown records finance, insurance and service contract income, net of estimated chargebacks. This is included in other dealership revenue in the accompanying consolidated financial statements.

Receivables

Hometown had $6.1 million in accounts receivable, net at December 31, 2003 compared to $4.9 million at December 31, 2002. The majority of those receivables, $3.1 million and $2.8 million as of December 31, 2003 and 2002, respectively, are due from finance companies that provide or secure financing for customer purchases, and primarily represent contracts-in-transit. These amounts are typically received within seven days of the transaction. Of the remaining amount, $1.7 million and $1.3 million as of December 31, 2003 and 2002, respectively, represents amounts due from manufactures for such items as warranty claims and incentive reimbursements. Additional amounts are parts, service and other trade receivables. In assessing our allowance for doubtful accounts, we consider historical losses as well as current performance with respect to past due accounts. The allowance for doubtful accounts is $0.3 million and $0.2 million at December 31, 2003 and 2002, respectively.

Inventories

Hometown had $37.8 million in inventories, net at December 31, 2003 compared to $39.2 million at December 31, 2002. The majority of inventory, $28.4 million and $29.2 million as of December 31, 2003 and 2002, respectively, is new vehicle inventory. New, used and demonstrator vehicle values are stated at the lower of cost or market, determined on a specific unit basis. Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Hometown assesses the lower of cost or market reserve requirement for vehicles, on an individual unit basis, taking into consideration historical loss rates, the age and composition of the inventory and current market conditions. The lower of cost or market reserves were $0.7 million and $0.6 million at December 31, 2003 and 2002, respectively.

Private Equity Financing

On July 23, 2001, the Board of Directors voted in favor of raising up to $1.5 million in a private equity financing through the sale of Units to accredited investors at a price of $2.00 per Unit. Each Unit consists of two shares of Class A Common Stock of Hometown plus a warrant to purchase one additional share at an exercise price of $1.20 per share, exercisable within a three-year period.

Floor Plan Financing

Since March 15, 2001, Hometown has a floor plan line of credit at each dealership with Ford Motor Credit Corporation ("FMCC"). The FMCC floor plan agreement provides financing for vehicle purchases and is secured by and dependent upon new and used vehicle inventory levels. Maximum availability under the FMCC agreement is a function of new and used car sales and is not a pre-determined amount. As of December 31, 2003 Hometown's floor plan liability with FMCC is $38.0 million. The FMCC agreement has no set maturity date and it is the intention of Hometown to continue with this financing on an ongoing basis.

For the first year of the agreement, through May 2002, the FMCC floor plan loans carried an interest rate of prime less 0.75% for new vehicles and prime less 0.50% for used vehicles. From March 15, 2001 through December 31, 2001, interest ranged from 4.00% to 7.25% for new vehicles and from 4.25% to 7.50% for used vehicles. From January 1, 2002 through May 31, 2002, interest was approximately 4.0% for new vehicles and 4.25% for used vehicles.

In June 2002, Hometown renewed its floor plan agreement with FMCC and is now subject to the FMCC standard financing agreement which provides for floor plan loans for new and used vehicles that have variable interest rates that increase or decrease based on movements in the prime or LIBOR borrowing rates and FMCC financing volume. At December 31, 2003, interest rates were approximately 3.75% for new vehicles and 5.75% for used vehicles. At December 31, 2002, interest rates were approximately 4.25% for new vehicles and 6.0% to 6.5% for used vehicles. The average interest rate was approximately 4.25% for 2003 compared to 5.20% for 2002.

Prior to March 15, 2001, Hometown had a revolving line of credit with GE Capital Corporation ("GECC"). The GECC agreement provided financing for Hometown's vehicle purchases as well as operating expenses. Interest rates on the GECC floor plan arrangements ranged from 9.2% to 9.9% during 2001, through its close in March 2001. The arrangement included a swing line that handled daily loan activity. The balance of the swing line was swept into the floor plan line once monthly. The interest rates on the swing line ranged from 9.1% to 9.6% during 2001.

Automobile manufacturers periodically provide floor plan interest assistance, or subsidies, which reduce the dealer's cost of financing. The accompanying consolidated financial statements reflect interest expense gross. Floor plan interest assistance is recorded as a reduction of cost of sales when the vehicle is sold.

Other Indebtedness

In addition to floor plan financing, Hometown has long-term debt and capital lease obligations of $13.1 million, which is primarily attributable to real estate mortgage notes payable of $7.9 million due in monthly installments including interest at 10.0% that matures in May 2014, real estate capital lease obligations of $4.2 million due in monthly installments including interest at 10.0% that matures in March 2013, and capital lease obligations on rental vehicles of $0.8 million due in monthly installments including interest ranging from 3.8% to 5.5% that matures through March 2008.

As of December 31, 2003, Hometown has the following contractual obligations:

(In thousands)

	Total	2004	2005	2006	2007	2008	Thereafter
Floor Plan	$38,003	$ 38,003					
Long term debt and capital lease obligations	$13,072	$ 996	$ 1,053	$ 1,066	$ 1,089	$ 1,045	$ 7,823
Operating leases:							
Third parties	$ 3,203	$ 996	$ 800	$ 548	$ 486	$ 373	$ -
Related parties	$10,410	$ 1,041	$ 1,041	$ 1,041	$ 1,041	$ 1,041	$ 5,205
Total	$64,688	$ 41,036	$ 2,894	$ 2,655	$ 2,616	$ 2,459	$ 13,028

Company Guarantees

Hometown guarantees or partially guarantees loans advanced by financial institutions to certain customers. It is Hometown's policy to provide reserves for potential future default losses based on available historical information.

One of Hometown's dealerships, prior to fiscal 2000, had entered into various arrangements whereby Hometown guaranteed or partially guaranteed loans advanced by financial institutions to certain customers as follows:

(i) Portfolio of 7 customer's limousine vehicle loans granted by Ford Motor Credit Co. As of December 31, 2003, Hometown fully and partially guaranteed limousine vehicle loans aggregating approximately $26,000.

(ii) Portfolio of 4 vehicle loans, granted by a financial institution, to various customers of the dealership with below average credit. As of December 31, 2003, Hometown fully guaranteed vehicle loans associated with these customers aggregating approximately $7,000.

The guarantees in (i) and (ii) above are related to loans whereby Hometown is required to pay the remaining loan balance upon default by the customer. As of December 31, 2003, Hometown has reserved $11,000 against a total maximum payout of $33,000 for these loans. The reserve amount represents loans that are currently delinquent. Hometown would expect to realize proceeds from the sale of these vehicles upon repossession of such vehicle. The amount of proceeds, if any, is undetermined due to not knowing the condition of the vehicles.

There are also 6 loans whose liens were not properly perfected totaling approximately $71,000 as of December 31, 2003. Hometown will be required to pay the remaining loan balance should the customers default on their payments. Hometown is working to perfect these liens and has taken steps to prevent this from occurring in the future. Hometown has reserved $13,000 for these loans. The reserve amount represents loans that are currently delinquent. Hometown would expect to realize proceeds from the sale of these vehicles upon repossession of such vehicle. The amount, if any, is undetermined due to not knowing the condition of the vehicle.

Hometown will continue to provide a reserve for potential future default losses associated with the guarantees based on available historical information. The reserve continues to decrease as the loans are paid off and due to no new loan guarantees being provided by Hometown to customers with below average credit.

In connection with the acquisition in 1999 of real estate used by Baystate Lincoln Mercury, Hometown guaranteed the mortgage debt of Rellum Realty Company. The 1999 guaranty was given in substitution for a February 1998 guaranty of that debt by the Muller Group, a subsidiary of Hometown. In the event of default by Rellum Realty Company, Hometown is required to make the mortgage payments, but does not take ownership of the property. As of December 31, 2003 the mortgage debt balance is $4.7 million. Hometown makes annual lease payments of $756,000 to the landlord, increasing to approximately $864,000 effective January 1, 2004. The annual mortgage payments made by the landlord total approximately $774,000. The mortgage matures March 2013. The lease was recorded as a capital lease. The capital lease obligation is $4.2 million at December 31, 2003. See Notes 7 and 8 to the consolidated financial statements.

Company Warranties

Hometown's new vehicle sales and certain used vehicle sales have manufacturer warranties that specify coverage and period. In these instances, Hometown is reimbursed by the manufacturer for the cost of parts and service on the vehicle covered by these warranties, as specified by the manufacturer. Hometown also provides a limited warranty on used vehicles sold at retail. The warranty period is as agreed upon by the customer and may be subject to a minimum period as mandated by the state. The typical warranty period ranges up to three months. Hometown also sells parts and service. Manufacturer parts are covered by limited warranties, as specified by the manufacturer. Service also has a limited warranty; whereby the part and certain labor costs are covered under the limited manufacturer warranty. Also, certain Hometown dealerships provide a three or five year 100,000-mile limited warranty on new and/or used vehicles. The cost of this warranty is charged to the cost of sale of the vehicle. The warranty covers certain parts and service for three or five years or until the vehicle reaches an odometer reading of 100,000 miles, whichever comes first. The warranty is insured, making the cost of the warranty fixed for Hometown. The insurance company pays costs associated with the warranty work to Hometown. An insurance company that is wholly owned by Ford Motor Company reinsures the insurance policy. If the insurance company were to fail, Hometown would be responsible for the costs of the service. Hometown has not recorded any additional reserve for this warranty program.

Hometown records a reserve referred to as "policy" for used vehicle warranties and the labor portion of service warranties based on available historical information. At December 31, 2003 and 2002, Hometown has a reserve of $175,000 and $172,000, respectively. The reserve is based on the last three months of used vehicle units sold and the average cost of repairs over the last twelve months. While Hometown believes its estimated liability for product warranties is adequate and that the judgment applied is appropriate, the estimated liability for product warranties could differ materially from future actual warranty costs.

Reserve for Policy Work	Balance At Beginning of Year	Additions To Costs and Expenses	Deductions	Balance At End of Year
Year Ended 12/31/03	$172,000	$785,000	$(782,000)	$175,000
Year Ended 12/31/02	$226,000	$800,000	$(854,000)	$172,000
Year Ended 12/31/01	$158,000	$947,000	$(879,000)	$226,000

Other revenues generated by sales of extended service plans, finance, insurance and other do not have any Hometown warranties attached to the sale, except for certain sales in Connecticut dealerships discussed in "Finance, Insurance and Service Contract Income Recognition" above.

Franchise Agreements

On March 8, 2004, Toyota Motor Sales, U.S.A., Inc. notified Hometown that the current Toyota Dealer Agreement was extended through June 18, 2004. Hometown is currently reviewing the proposed new Toyota Dealer Agreement and anticipates executing that agreement prior to the expiration of the current agreement. Previously on March 13, 2003, Hometown was notified by Toyota Motor Sales, U.S.A., that Hometown must correct certain operational deficiencies or make substantial progress toward rectifying such deficiencies. Toyota had previously expressed concerns that the financial resources of the Toyota dealerships were being used to finance the cash flow deficits of affiliated companies and that because of this the financial health of the Toyota dealerships were detrimentally affected by a net working capital deficiency. Toyota requested and Hometown provided a written action plan and consolidated financial forecast. Toyota also expressed concerns about the impact of Ford Motor Credit's financing terms upon the Toyota dealerships and the existing litigation, including the Vergopia's as discussed above in Item 3. - Legal Proceedings, and in Note 14 to the consolidated financial statements. Hometown developed and implemented plans to correct the operational deficiencies that would bring Hometown into compliance. Hometown has obtained written confirmations from Ford Motor Credit in response to Toyota's requests for information relating to financing arrangements. In addition, Hometown has improved net working capital through the sale of a Chrysler/Jeep Sales and Service Franchise (Note 17 to the consolidated financial statements) and advances on warranty income from Hometown's Extended

Service Plan vendor. Hometown has been in regular contact with Toyota to review the efforts of Hometown to resolve the deficiencies alleged by Toyota. The two Toyota dealerships for the fiscal year ended December 31, 2003 had combined revenues of $105.1 million and pre-tax income before allocation of corporate costs of $2.3 million. Hometown believes that it has corrected the alleged net working capital deficiency for the Toyota dealerships, that it has alleviated the concerns expressed by Toyota and that Hometown will enter into a new dealer agreement with Toyota Motor Sales, U.S.A prior to the expiration of the current dealer agreement.

Acquisitions and Dispositions

On June 3, 2003 Hometown sold the Chrysler/Jeep Sales and Service Franchise for its Waterbury, CT store for $950,000 in cash. The transaction resulted in Hometown recording a $936,000 gain on the sale and is included in Other Income in Hometown's Consolidated Statement of Operations for the year ended December 31, 2003. Hometown will continue to use the property for the sale of used cars. The lease for the property expires in 2013. Hometown wrote off the goodwill associated with this franchise in 2002. See Note 5 to the consolidated financial statements.

In January 2001, Hometown sold the franchise for its Morristown, NJ store back to Lincoln Mercury for $0.7 million in cash. Hometown received the purchase price plus $40,000 for parts returned, and paid out a broker's commission of $35,000. The transaction resulted in Hometown recording a $254,000 gain on the sale, which is included in Other Income.

Hometown guaranteed the stock that was issued in connection with the Toyota of Newburgh acquisition in 1999 would have a market value of at least $1,000,000 by March 31, 2001. On June 28, 2001, an agreement was signed with the former owners settling the guarantee whereby Hometown issued 200,000 shares of Hometown stock and paid $240,000, paid in monthly installments through December 31, 2002 and a monthly profit sharing payment equal to 20% of Newburgh Toyota's monthly pre-tax income over $57,142 for the period from April 1, 2001 to December 31, 2002.

Related Party Transactions

Hometown has leased from various affiliates the premises occupied by certain of its dealerships and guaranteed the related mortgage debt of certain dealerships. Each of the governing leases became effective as of the closing of the initial public offering, has a term expiring in 2013, is on a triple net basis and provides for a consumer price index ("CPI") increase to the base rent for the five-year periods commencing January 1, 2004 and 2009. Total expense for operating leases and rental agreements with related parties was $0.9 million for the year ended December 31, 2003 and future minimum payments under these lease agreements as of December 31, 2003 is $10.4 million. Two of the leases are treated as capital leases. Total payments for these leases were $0.8 million for the year ended December 31, 2003. This practice is fairly common in the automotive retail industry. See Item 13 – "Certain Relationships and Related Transactions".

At December 31, 2003, $77,000 is due from related parties, including a non-interest bearing note receivable ($49,000) from a company owned by an officer of Hometown. The note is being paid to Hometown at $3,000 per month. Other related party receivables are being paid back at approximately $800 per month. See Note 9 to the consolidated financial statements

Litigation

In May 2001, Hometown's wholly-owned subsidiary Morristown Auto Sales, Inc. ("Morristown") assigned the lease for the premises, where it was operating its Lincoln Mercury dealership in Morristown, New Jersey to Crestmont MM, L.P. (the "Assignee"). On or about July 12, 2002, Morristown received notice from the landlord that the Assignee had not paid the required monthly rent, maintained the premises in accordance with the lease, nor provided the required insurance for the premises. In September 2002, Hometown received notice of a complaint filed by the landlord against Hometown, Morristown and certain former officers seeking payment of rent and other obligations through June 2005. In October 2002, Morristown filed a complaint against the Assignee to recover any potential damages from the Assignee as provided under the lease assignment. The Assignee has made a claim against Hometown for breach of the assignment agreement and misrepresentation of the use of the subject property. The Assignee has also brought a claim against Morristown's president, Hometown's Chief Executive Officer, for misrepresentation. Total anticipated costs for the remainder of the lease term, through June 2005, is $540,000 for rent plus certain other costs. Hometown believes it has meritorious defenses to the claim and cross-claim and intends to vigorously defend this action. In addition, the landlord has leased the premises to another tenant for the period from January 29, 2003 through January 29, 2005 for a total of $240,000, thereby significantly reducing Morristown's exposure to a damages judgment for lost rent. The landlord has also amended its complaint to state a claim directly against the assignee. Hometown does not believe that the eventual outcome of the case will have a material adverse effect on Hometown's consolidated financial position or results of operations.

On or about February 7, 2001, Salvatore A. Vergopia and Edward A. Vergopia, former directors and executive officers of Hometown, and Janet Vergopia, the wife of Salvatore A. Vergopia (the "Vergopias") filed a complaint in the Superior Court of New Jersey in Bergen County, against Hometown, its officers and directors, certain holders of its Class B common stock, and certain other unnamed persons, alleging breach of two employment agreements, wrongful termination of employment, breach of a stockholders' agreement and certain other wrongful conduct, including age discrimination and breach of fiduciary duty. The Vergopias are seeking back pay, front pay, compensatory, consequential and punitive damages, for an unspecified amount as well as, reinstatement, injunctive and other legal and equitable relief. Salvatore A. Vergopia and Edward A. Vergopia have also commenced a second action for defamation against Hometown and its Chief Executive Officer, which has been consolidated with the action initially filed.

Litigation counsel has been retained by our insurers to represent us in this action. A motion has been granted such that only a single shareholder remains as an individual shareholder defendant. Also, Hometown has filed counterclaims to recover damages associated with the Vergopias breaches of certain agreements, as well as breaches of their fiduciary duties. Discovery is proceeding in this action.

Litigation counsel for Hometown has also been advised that the Vergopias have filed a third action against Hometown and its Chief Executive Officer claiming defamation and tortious interference with contract arising out of a letter allegedly sent to one of Hometown's automobile manufacturers. As of March 11, 2004 neither Hometown nor its Chief Executive Officer have received service of process in this third action. However, Hometown presently believes it involves damage claims that are similar to those already made in the two pending actions in the Superior Court of New Jersey in Bergen County.

We believe that the Vergopias commenced these actions in response to our dismissal of both Salvatore A. Vergopia and Edward A. Vergopia from their officerships and employment positions with us. We believe we have meritorious defenses and are vigorously defending this action. Hometown does not believe that the eventual outcome of the case will have a material adverse effect on Hometown's consolidated financial position or results of operations.

Universal Underwriters Group ("Universal"), Hometown's insurance provider, commenced a lawsuit against The Chubb Group of Insurance Companies ("Chubb"), Hometown's Director and Officer Liability Insurance provider, Hometown, certain officers, directors and shareholders of Hometown and the Vergopias seeking a declaration of its coverage obligations with respect to the suit brought by the Vergopias discussed above. The suit has been consolidated with the suit brought by the Vergopias for discovery and case management purposes. Universal originally acknowledged its obligation to defend and indemnify Hometown against the Vergopias claims and engaged separate counsel to represent Hometown and its directors. Universal is now seeking to limit its obligations under the comprehensive insurance policy as well as require Chubb to share in defense and indemnity obligations. Hometown originally commenced an action seeking affirmative declaration of its rights under its policy with Universal, but allowed this action to be stayed pending a resolution of the action brought by Universal. Hometown has brought counterclaims against Universal and a cross-claim for declaratory judgment against Chubb. Hometown maintains that the insurers are obligated to defend and indemnify on all claims brought by the Vergopias. Hometown's former counsel and assistant secretary has been added to the case as a defendant in the action and has made cross-claims against Hometown demanding indemnification for claims made by the Vergopias against him in the underlying action. Discovery is ongoing on this matter. Hometown believes it has meritorious claims and is vigorously defending this action and prosecuting its counterclaims and cross-claims. Hometown does not believe that the eventual outcome of the case will have a material adverse effect on Hometown's consolidated financial position or results of operations.

In July 2002, Hometown received notice of a complaint filed by the Trust Company of New Jersey ("Trust Company") for payment under certain guaranty agreements allegedly made by Hometown's wholly-owned subsidiary Westwood Lincoln Mercury Sales, Inc. ("Westwood") in favor of Trust Company in connection with a sale of vehicles in 1998. Trust Company was seeking approximately $390,000 plus other costs totaling approximately $70,000. On January 27, 2004, without admissions of liability by any party, Hometown and Trust Company reached a settlement agreement whereby Hometown will pay Trust Company $162,500 in installments, payable through January 2007. This liability is included in Accounts Payable and Accrued Expenses in Hometown's Consolidated Balance Sheet at December 31, 2003.

Hometown from time to time may be a defendant in lawsuits arising from normal business activities. Management reviews pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on Hometown's consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates on our amounts outstanding under our floor plan financing arrangement, which bears interest at variable rates based on the prime or LIBOR borrowing rates. Based on floor plan amounts outstanding at December 31, 2003 of $38.0 million, a 1% change in the borrowing rate would result in a $0.4 million change to annual floor plan interest expense.

At December 31, 2003, Hometown invested $4.1 million of excess cash, of which $0.7 million was invested in money market accounts paying a weighted average interest rate of 0.63% at December 31, 2003, and $3.4 million was invested in a Ford Motor Credit Company cash management account paying interest of 5.00% at December 31, 2003. The cash management account interest rate is tied to the rate charged on Hometown's floor plan financing arrangement.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. Interpretation No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIE's created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than Hometown's first quarter of fiscal 2004. VIE's created after January 1, 2004 must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPE's") created prior to February 1, 2003 may be accounted for under the original or revised interpretation's provisions no later than Hometown's first quarter of fiscal 2004. Non-SPE's created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than Hometown's first quarter of fiscal 2004. Hometown has not entered into any material arrangements with VIE's created after January 31, 2003. Hometown is currently evaluating the effect that the adoption of FIN 46 for VIE's created prior to February 1, 2003 will have on its results of operations and financial condition.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS 123. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The three methods allowed are the (i) prospective method, (ii) modified prospective method and (iii) retroactive restatement method. The prospective method was previously the only permitted transition method under SFAS 123. Under this method, the recognition provisions apply to all employee awards granted, modified or settled after the beginning of the fiscal year of adoption of SFAS 123. The company would continue to use the Opinion 25 intrinsic value method to account for all prior awards. Under the modified prospective method, SFAS 123 fair value based accounting is applied to all awards granted, modified or settled in fiscal years beginning after December 15, 1994, the effective date of SFAS 123, but only for measuring compensation cost for the year of change and future years. No prior years are restated. Under the retroactive restatement method, the company applies the fair value method to all awards granted, modified, or settled in fiscal years beginning after December 15, 1994. The company would be required to restate compensation cost and net income for all income statements presented. Restatement of periods prior to the presented is permitted but not required.

In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements with fiscal years ending after December 15, 2002. As allowed by SFAS 148, Hometown has elected not to use one of the alternative methods of transition available for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Hometown accounts for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. See Note 2 and Note 16 to the consolidated financial statements for additional disclosure.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS 5, 57 and 107 and rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FASB Interpretation No. 45 did not have a material impact on Hometown's financial statements.

In July 2002, the FASB issued SFAS 146, Accounting for Restructuring Costs. SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require a company to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Under SFAS 146, a company may not restate its previously issued financial statements and the new Statement grandfathers the accounting for liabilities that a company had previously recorded under Emerging Issues Task Force Issue 94-3. The adoption of SFAS 146 did not have a material impact on Hometown's financial statements.

In November 2002, the EITF reached a final consensus on EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF Issue No. 02-16"). This issue addressed the income statement classification of cash consideration received from a vendor and the recognition criteria for performance-driven vendor rebates or refunds. This consensus, which was effective for all arrangements entered into after December 31, 2002, resulted in certain co-op advertising recoveries, which would previously have been recorded as a reduction of SG&A, being recorded as a reduction of Cost of Sales, buying and occupancy. We adopted EITF Issue No. 02-16 on January 1, 2003. See Note 12 to the Consolidated Financial Statements for additional disclosure.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). This statement amends and clarifies the accounting for derivative instruments and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We adopted SFAS No. 149 effective July 1, 2003. There was no impact to the Company upon the adoption of SFAS No. 149.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as liabilities. We adopted SFAS No. 150 effective July 1, 2003. We did not have any financial instruments that were classified as equity prior to the adoption of SFAS No. 150 that were required to be reclassified to liabilities.

In May 2003, the EITF reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF Issue No. 00-21"). This new accounting rule addressed revenue recognition for revenues derived from a single contract that contains multiple products or services. The rule provides additional requirements to determine when such revenues may be recorded separately for accounting purposes. This statement is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Adoption of EITF Issue No. 00-21 did not have a material impact on Hometown's financial position or results of operations.

Forward Looking Statement

When used in the Annual Report on Form 10K, the words "may", "will", "should", "expect", "believe", "anticipate", "continue", "estimate", "project", "intend" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act regarding events, conditions and financial trends that may affect Hometown's future plans of operations, business strategy, results of operations and financial condition. Hometown wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors including the ability of Hometown to consummate, and the terms of, acquisitions. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth herein and others set forth from time to time in Hometown's reports and registration statements filed with the Securities and Exchange Commission (the "Commission"). Hometown disclaims any intent or obligation to update such forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

See Management Discussion and Analysis – Quantitative and Qualitative Disclosure about Market Risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of Hometown required by this item are set forth beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to use its judgment in evaluating the cost to benefit relationship of possible controls and procedures.

At December 31, 2003, management, with the participation of the CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation and subject to the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective to accomplish their objectives.

There have been no significant changes in our internal controls over financial reporting during the most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors and Executive Officers

Information regarding directors and nominees for directors of Hometown is included under the caption entitled "Election of Directors" in the 2004 Proxy Statement and is incorporated herein by reference.

The executive officers and directors of Hometown and their respective ages as of March 19, 2004 are as follows:

Name	Age	Position	Director Since
Corey Shaker	46	President, Chief Operating Officer, Chief Executive Officer and Director	1997
William C. Muller Jr.	52	Regional Vice President – South Division and Director	1997
Steven Shaker	35	Regional Vice President – North Division	Not a director
Joseph Shaker	36	Regional Vice President - East Division and Director	1997
Charles F. Schwartz	48	Chief Financial Officer	Not a director
Bernard J. Dzinski, Jr. *	40	Director	2003
Steven A. Fournier *	49	Director	2002
H. Dennis Lauzon	55	Director	2002
Timothy C. Moynahan *	64	Director	2002

*Member of Audit, Compensation and Nominating/Governance Committees

All directors hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified. Officers are elected to serve subject to the discretion of the Board of Directors.

Set forth below is a brief description of the background and business experience of the executive officers and directors of Hometown:

Corey E. Shaker was named President and Chief Operating Officer on February 7, 2000, and added the title of Chief Executive Officer on August 29, 2000. In addition, he was Vice President-Connecticut Operations since October 1, 1997 and was in charge of Hometown's Company-wide sales training efforts. Prior to that, from 1989 he was Chief Operating Officer and General Manager of Family Ford Inc. where he was responsible for all aspects of its operations. He is a past member of NADA Ford F01 20 group. He was awarded the Lincoln Mercury Salesperson of the Nation award in 1980 and is a three-time winner of the Lincoln Mercury Inner Circle award. He is also a first cousin to Steven Shaker, the Regional VP – North Division, and Joseph Shaker, the Regional VP – East Division and director of Hometown. He holds a B.S. in Business Administration from Providence College.

William C. Muller Jr. has been Regional Vice President – South Division since March 2000. Mr. Muller has been Vice President-New Jersey Operations since October 1, 1997. In addition, from 1980 he was the President of Muller Toyota, Inc. and of Muller Chevrolet, Oldsmobile, Isuzu, Inc. (both of which are currently known as Muller Automotive Group, Inc. and Muller Chevrolet, Isuzu, Inc., respectively.) Under his management, Muller Toyota has been: (a) a 13-time recipient of Toyota's Prestigious President's Award, given to those dealers with superior levels of customer satisfaction who also exceed capital standards and have high market penetration and facilities that meet or exceed Toyota standards; (b) a 13-time recipient of Toyota Parts Excellence Award; (c) a 9-time winner of the Toyota Service Excellence Award; and (d) a 3-time winner of Toyota's Sales Excellence Award. He holds a B.A. degree from Fairleigh Dickinson University.

Steven Shaker has been Regional Vice President – North Division since March 2000. Mr. Shaker had been a Vice President in charge of Parts and Service since October 1, 1997. In addition, from 1992 he was Director of Parts and Service of all of the Shaker Group's operations and was instrumental in the implementation of the pilot program to develop the Ford Motor Company's first Autocare automobile service center. He is the brother of Joseph Shaker and a first cousin of Corey Shaker, each respectively an officer and director of Hometown. He holds a B.A. degree from Salve Regina College.

Joseph Shaker has been Regional Vice President – East Division since 2002. Mr. Shaker served as President and Chief Executive Officer of CarDay, Inc., an internet based used vehicle exchange company between 2000 and 2002. He was President and Chief Operating Officer of Hometown from 1997 to 2000. In addition, between 1991 and 1997 he served as the Chief Operating Officer of Shaker's Lincoln Mercury, Shaker's Jeep Eagle and Lincoln Mercury Autocare in Connecticut. Since 2002 he has served as a member of the Mazda Dealer Advisory Counsel and was elected as Chairman of the Counsel for 2004. In 1992, at the request of Ford Motor Company, he developed the pilot free standing neighborhood Autocare Center which has become the model for free standing neighborhood auto maintenance centers established by Ford Motor with certain of its other dealers. He is the brother of Steven Shaker, the Regional VP – North Division, and a first cousin of Corey Shaker, the Chief Executive Officer and a director of Hometown. He holds a B.S. (Management) degree from Bentley College.

Charles F. Schwartz has been Chief Financial Officer since January 2002. From November 2001 through January 2002 he was the Assistant to the CEO. Prior to joining Hometown, he was the Vice President and Chief Financial Officer for Staples Communications, a nationwide integrator of communications solutions from 2000 - 2001. From 1993 – 2000 he was the Senior Vice President, Chief Financial Officer and Chief of Staff for People's Choice TV Corporation, a wireless communications company. From 1989 through 1993, Mr. Schwartz had been Chief Financial Officer of Jimbo's Jumbos, Incorporated, an affiliate of Chock Full O' Nuts. Mr. Schwartz is a Certified Public Accountant. He holds a B.B.A. degree in accounting from Bernard M. Baruch College in New York City.

Bernard J. Dzinski Jr. has been a partner with Charles Heaven & Co., CPA's since 2000 and was a manager since 1990. He currently serves on the Board of Directors of the Waterbury Rotary Club and Holy Cross High School, located in Waterbury, Connecticut. Mr. Dzinski received a Bachelor of Science in Accounting from Providence College in 1985 and is a Certified Public Accountant. He is a member of the American Institute of Certified Public Accountants and the Connecticut Society of Certified Public Accountants.

Steven A. Fournier has been the President and Chief Executive Officer of Gar-Kenyon Technologies, a manufacturer of hydraulic aerospace components, since December 2001. He previously was President and Chief Operating Officer of Matthews Ventures, a diversified holding company, from 1992. Mr. Fournier has recently served as Director, Treasurer, and member of the executive committee of the Greater New Haven Chamber of Commerce. Mr. Fournier received a Bachelor of Science Degree in Accounting from Bentley College in 1975 and is a Certified Public Accountant.

H. Dennis Lauzon has been the President and owner of Parkway Toyota since 1978. Mr. Lauzon is on the Toyota Dealers Advertising Board as well as the Dealer Council. He is also on the board of Trustees for Hackensack University Medical Center. Mr. Lauzon attended Fairleigh Dickinson University.

Timothy C. Moynahan has been a founding partner in the law firm Moynahan, Minnella, Broderick and Tindall since 1974. Mr. Moynahan is a director of The Institute of Human Virology, at the

University of Maryland School of Medicine. He is also the President of the Connecticut Chapter of the Ireland Chamber of Commerce, a non-profit organization which promotes economic relationships between the United States and Ireland and is Vice-President of the Paula A. Moynahan Skin Care Company, a manufacturer of skin care products. Mr. Moynahan holds a BS degree in History from Providence College and a JD degree from Catholic University School of Law.

Committees of the Board of Directors

Hometown's Board of Directors has established a Compensation Committee, whose members are Messrs. Dzinski, Fournier and Moynahan. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of Hometown, reviews general policy matters relating to compensation and benefits of employees of Hometown and administers the issuance of stock options and discretionary cash bonuses to Hometown's officers, employees, directors and consultants.

The Company has a separately designated standing Audit Committee whose members are Bernard J. Dzinski, Jr., Steven A. Fournier and Timothy C. Moynahan. The Audit Committee meets with management and Hometown's independent public accountants to determine the adequacy of internal controls and other financial reporting matters. The Board of Directors has determined that Bernard J. Dzinski, Jr. and Steven A. Fournier, each qualify as an audit committee financial expert, as such term is defined in recently adopted rules of the Securities and Exchange Commission implementing requirements of the Sarbanes-Oxley Act of 2002. In addition, Bernard J. Dzinski, Jr., Steven A. Fournier and Timothy C. Moynahan are independent within the meaning of Item 7(d)(3) of Schedule 14A of the Exchange Act.

Hometown has adopted a Code of Business Conduct and Ethics that applies to all of Hometown's employees and directors, including its principal executive officer, principal financial officer and principal accounting officer. Hometown has also adopted a Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Hometown's Code of Business Conduct and Ethics covers all areas of professional conduct including, but not limited to, conflicts of interest, disclosure obligations, protections for persons reporting questionable behavior, confidential information, protection of company assets, as well as compliance with all laws, rules and regulations applicable to Hometown's business. Hometown's Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer reinforces the Code of Business Conduct and Ethics and covers standards of ethical conduct, timely and truthful disclosures, legal compliance and reporting of known or suspected violations.

A copy of Hometown's Code of Business Conduct and Ethics and the Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer are posted on its website at www.htauto.com. In the event that an amendment to, or a waiver from, a provision of Hometown's Code of Business Conduct and Ethics or the Code of Ethics that applies to any of Hometown's officers or directors is necessary, Hometown intends to post such information on its website.

Hometown undertakes to provide without charge to any person, upon written or verbal request of such person, a copy of Hometown's Code of Business Conduct and Ethics and Code of Ethics. Requests should be directed in writing to Chief Financial Officer, Hometown Auto Retailers, Inc., 774 Straits Turnpike, Watertown, CT 06795, or by telephone to (860) 945-6900.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation.

The following table presents certain information concerning compensation paid or accrued for services rendered to Hometown in all capacities during the three years ended December 31, 2003, for the Chief Executive Officer and the other executive officers of Hometown whose aggregate annual base salary exceeded $100,000 (collectively, the "Named Executive Officers").

COMPENSATION TABLE

	Annual Compensation				
Name and Principal Position	**Fiscal Annual Year Compensation**	**$ Salary**	**Bonus (1)**	**Other**	**Option Grants**
Corey E. Shaker, President and Chief Executive Officer	2003	250,000	66,923	16,073	-
	2002	250,000	-	6,840	50,000
	2001	250,000 (2)	-	7,000	50,000
William C. Muller, Jr. Regional Vice President-South Division	2003	215,000	155,319	17,384	-
	2002	200,000	101,844	9,673	-
	2001	200,000	130,372	-	30,000
Steven Shaker, Regional Vice President-North Division	2003	125,000	-	3,542	-
	2002	125,000	1,325	2,600	-
	2001	118,600	10,000	2,600	30,000
Joseph Shaker, Regional Vice President-East Division	2003	200,000	53,461	10,400	-
	2002 (3)	196,350	-	8,000	-
Charles F. Schwartz, Chief Financial Officer	2003	180,000	39,385	5,402	50,000
	2002 (4)	160,000	20,000	1,749	-

(1) The amounts shown are cash bonuses earned in the specified year. A portion of these bonuses may be paid in the first quarter of the following year.
(2) Includes amounts paid after year-end.
(3) Named Regional Vice President-East Division in 2002. Includes compensation for entire year.
(4) Has been Chief Financial Officer since January 2002.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Shares Underlying Options Granted(#) (1)	Percent of Total Options Granted to Employees in Fiscal Year 2003	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(2) 5%	10%
Charles F. Schwartz	50,000	100%	$0.34	March 2013	$10,691	$27,094

(1) The options vest with respect to one-third of the shares of Common Stock covered by the options on each of the first, second and third anniversary of the Option Grant Date, March 24, 2003.

(2) Potential realizable values are net of exercise price but before taxes, and are based on the assumption that the Common Stock of Hometown appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration date of the respective options. All the options issued in 2003 were issued at the market price at the date of issuance. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect Hometown's projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises are dependent on the future financial performance of Hometown, overall market conditions and the option holder's continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the date of this Form 10-K.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

The following table summarizes options exercised during fiscal 2003 and presents the value of unexercised options held by the Named Executive Officers at fiscal year end:

Name	Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable (E) Unexercisable (U)	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable (E) Unexercisable (U)
Corey E. Shaker President and Chief Executive Officer	----	----	80,000 E 50,000 U	$12,000 E $24,000 U
William C. Muller, Jr. Regional Vice President – South	----	----	20,000 E 10,000 U	$ 0 E $ 0 U
Steven Shaker Regional Vice President – North	----	----	20,000 E 10,000 U	$ 0 E $ 0 U
Charles F. Schwartz, Chief Financial Officer and Secretary	----	----	33,333 E 66,667 U	$17,333 E $51,667 U

In general, the option agreements shall be exercisable only so long as the Optionee shall continue to be an employee of Hometown and within the thirty-day period after the date of termination of his employment to the extent it was exercisable on the day prior to the date of termination. In the event the Optionee is unable to continue his employment with Hometown as a result of his total and permanent disability, he may, but only within three (3) months from the date of disability, exercise the option to the extent he was entitled to exercise it at the date of such disability. In the event of death of the Optionee, the option may be exercised, at any time within twelve (12) months following the date of death, by the Optionee's estate or by a person who acquired the right to exercise this option by bequest or inheritance, but only to the extent of the right that would have accrued had the Optionee continued living one (1) month after the date of death, provided that at the time of his death the Optionee is an employee of Hometown and shall have been in Continuous Status (as defined in Hometown's Stock Option Plan) as an employee from the date hereof; or within thirty (30) days after the termination of Continuous Status as an employee, the option may be exercised, at any time within three (3) months following the date of death, by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent of the right to exercise that had accrued at the date of termination.

Employment Contracts

In April 1998, Hometown entered into five-year employment agreements, effective as of the closing of Hometown's initial public offering in July 1998, with Corey E. Shaker, William C. Muller, Jr., Joseph Shaker and Steven Shaker. While these agreements expired in July 2003, these employees continue to work for Hometown while new agreements are being negotiated.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of the directors serving on the Compensation Committee are employees or officers of Hometown. No director or executive officer of Hometown is a director or executive officer of any other corporation that has a director or executive officer who is also a director of Hometown.

1998 Stock Option Plan

In February 1998, as further amended in August 2002, in order to attract and retain persons necessary for the success of Hometown, Hometown adopted its 1998 Stock Option Plan (the "Stock Option Plan") covering up to 830,000 shares of Class A Common Stock. Pursuant to the Stock Option Plan, officers, directors and key employees of Hometown and consultants to Hometown are eligible to receive incentive and/or non-incentive stock options. The Board of Directors will administer the Stock Option Plan, which expires in January 2008, or a committee designated by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions relating to the purchase of options will be determined by the Board of Directors, or a committee thereof, in its sole discretion. Stock options granted under the Stock Option Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant, except that the term of an incentive stock option granted under the Stock Option Plan to a stockholder owning more than 10% of the outstanding Common Stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the Common Stock on the date of the grant. For grants to the Named Executive Officers see the chart above titled "AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES."

Employee Benefit Plan

In October 1999, Hometown amended and restated the E.R.R. Enterprises, Inc. Profit Sharing/401(k) Plan, (the "Amended Plan") into the HOMETOWN AUTO RETAILERS, INC. 401K Plan (the "Plan") effective October 1, 1999, for the benefit of eligible employees, as defined. Participants may make voluntary contributions of up to 15% of their compensation, subject to certain IRS limitations. Hometown may make annual matching contributions to the Plan at its discretion. Hometown made contributions of $24,000, $0 and $0 to the Plan for the years ended December 31, 2003, 2002, and 2001, respectively.

Compensation of Directors

Each non-employee Director receives a fee of $1,000, for each meeting attended in person and $250 for each meeting attended telephonically and reimbursement for travel costs and other out-of-pocket expenses incurred in attending each Directors' meeting. In addition, committee members receive $500 for each committee meeting attended in person, other than meeting directly following or preceding Board meetings and $125 for each committee meeting attended telephonically. In addition, each non-employee Director receives options to purchase an additional 2,500 shares of Common Stock on the date of Hometown's annual stockholders' meeting. Such options will have an exercise price equal to the fair market value of the Common Stock on the date of grant and will vest one-third upon grant and one-third on each of the first and second anniversary of the date of grant.

Limitation of Directors' Liability and Indemnification

The Delaware General Corporation Law (the "DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors' fiduciary duty of care. Hometown's Certificate of Incorporation limits the liability of Directors of Hometown to Hometown or its shareholders to the fullest extent permitted by Delaware law.

Hometown's Certificate of Incorporation provides mandatory indemnification rights to any officer or Director of Hometown who, by reason of the fact that he or she is an officer or Director of Hometown, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such officer or Director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. Insofar as indemnification for liabilities under the Securities Act may be provided to officers and Directors or persons controlling Hometown, Hometown has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Except for the litigation described in Item 3 above, there is no pending litigation or proceeding involving a Director, officer, employee or agent of Hometown in which indemnification by Hometown will be required or permitted.

Report of the Compensation Committee on Executive Compensation

The primary purposes of the Compensation Committee are to establish and maintain competitive, fair and equitable compensation practices designed to attract and retain key management employees throughout the Corporation and to establish appropriate incentives to motivate and reward key management employees for achieving or exceeding established performance goals; and to oversee the competency and qualifications of senior management personnel and the provisions of senior management succession planning. The Compensation Committee is responsible for a broad range of activities which include (i) recommending to the full Board of Directors the salary(ies) of the Chairman of the Board, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer after an evaluation of market data, internal salary relationships as provided by the Corporation's executive compensation professionals, and such other factors as the Committee deems appropriate; (ii) recommending to the full Board of Directors the salaries for other elected Corporate Officers and selected key management employees after reviewing the recommendations made by the Chief Executive Officer and the Chief Operating Officer; (iii) recommending to the full Board of Directors the type of incentive plans, if any, which will be offered to management employees; and (iv) administering the Corporation's 1998 Incentive Stock Option Plan, to include, after reviewing the recommendations of the Chief Executive Officer and the Chief Operating Officer, determining the employees to be eligible for plan participation.

COMPENSATION COMMITTEE

Steven Fournier
Chairman

COMPARE CUMULATIVE TOTAL RETURN AMONG HOMETOWN AUTO RETAILERS, INC., NASDAQ MARKET INDEX AND SIC CODE INDEX


DOLLARS
200
175
150
125
100
75
50
25
0
1998
1999
2000
2001
2002
2003
HOMETOWN AUTO RETAILERS, INC.
SIC CODE INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON DEC. 31, 1998
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2003

The above graph shows a comparison of cumulative total returns for Hometown, the NASDAQ Market Index, and a Peer Group from Hometown's SIC Code Index from the date of the initial public offering.

(1) The Peer Group Index includes the following companies: Asbury Automotive Group, Auto Nation Inc., CarMax Inc., Group 1 Automotive, Inc., Lithia Motors Inc., Major Automotive Companies, Inc., Motorcars Automotive Group, Rush Enterprises, Inc., Sonic Automotive Inc. and United Auto Group, Inc.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to Hometown regarding the beneficial ownership of Common Stock as of March 3, 2004 by (i) each person known to Hometown to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, (ii) each Director of Hometown, (iii) each Named Executive Officer and (iv) all Directors, and Executive Officers of Hometown as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them.

A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the filing of this Form 10-K upon the exercise of options and warrants or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by dividing the number of shares beneficially owned by that person by the total number of shares beneficially owned, increased to reflect the shares underlying the options, warrants and convertible securities that are held by such person, but not held by any other person.

- As of March 3, 2004, the total number of shares outstanding is 7,175,105, of which 3,655,853 shares are Class A common stock and 3,519,252 shares are Class B common stock.

The total number of votes is based on the combined total of Class A and Class B common stock beneficially owned by the beneficial owner. The voting power percentage of each beneficial owner is determined by dividing the number of votes held by that person by the total number of votes outstanding, increased to reflect the number of votes of the shares underlying the options, warrants and convertible securities that are held by such person, but not held by any other person.

- As of March 3, 2004, the total number of votes outstanding is 38,848,373, of which 3,655,853 votes are from Class A common stock outstanding and 35,192,520 votes are from Class B common stock outstanding;
- Class A common stock have one (1) vote per share; and
- Class B common stock have ten (10) votes per share.

Name of Beneficial Owner	Common Stock Beneficially Owned		% of Outstanding Equity Owned			% of Aggregate voting Power of all Classes
	Class A	Class B	Class A	Class B	Total	
Officers and Directors						
Corey E. Shaker	216,881	265,080	5.73	7.53	6.60	7.36
William C. Muller, Jr.	326,750	453,034	8.65	12.87	10.69	12.46
Steven Shaker	135,142	206,424	3.64	5.87	4.72	5.65
Joseph Shaker	147,826	321,812	4.00	9.14	6.51	8.66
Charles F. Schwartz	49,999	-	1.35	-	**	**
Bernard J. Dzinski Jr.	10,000	-	**	-	**	**
Steven A. Fournier	32,501	-	**	-	**	**
H. Dennis Lauzon	10,000	-	**	-	**	**
Timothy C. Moynahan	32,501	-	**	-	**	**
All Directors, and Executive Officers as a group (9 persons)	961,600	1,246,350	23.26	35.42	28.85	34.14
5% Beneficial Owners						
William C. Muller, Sr.	259,400	308,718	6.91	8.77	7.81	8.59
Salvatore Vergopia	-	705,000	-	20.03	9.83	18.15
Edward Vergopia	-	235,000	-	6.68	3.28	6.05
Janet Shaker	107,142	227,668	2.90	6.47	4.64	6.13
Paul Shaker	-	218,268	-	6.20	3.04	5.62
Edward D. Shaker	118,808	206,612	3.21	5.87	4.51	5.62
Steven N. Bronson	252,317	-	6.90	-	3.52	**
Louis Meade	200,000	-	5.47	-	2.79	**

** *Ownership is less than 1%*

Corey Shaker has an address at c/o Hometown Auto Retailers, Inc., 774 Straits Turnpike, Watertown, Connecticut 06795. His beneficial ownership of our common stock includes:

- 265,080 shares of Class B common stock, of which 15,980 shares are held by the Edward Shaker Family Trust of which he is the Trustee and a beneficiary;
- 84,500 shares of Class A common stock, including 72 shares (24 shares each for his children, Lindsay, Kristen and Edward) of which he is custodian;
- Options exercisable within the next 60 days to purchase shares of Class A common stock as follows:
  - 30,000 shares at $3.00 per share;
  - 16,667 shares at $2.25 per share;
  - 16,667 shares at $1.25 per share;
  - 33,333 shares at $0.48 per share;

- Warrants immediately exercisable to purchase 35,714 shares of Class A common stock at $1.20 per share.

William Muller, Jr. has an address at c/o Muller Toyota Inc., Route 31, PO Box J, Clinton, New Jersey 08809. His beneficial ownership of our common stock includes:
- 453,034 shares of Class B common stock;
- 205,500 shares of Class A common stock;
- 1,250 shares of Class A common stock owned by his wife, Michele;
- Options exercisable within the next 60 days to purchase shares of Class A common stock as follows:
    - 10,000 shares at $2.25 per share;
    - 10,000 shares at $1.25 per share;
- Warrants immediately exercisable to purchase 100,000 shares of Class A common stock at $1.20 per share.

Steven Shaker has an address at c/o Family Ford, Inc., 1200 Wolcott Street, Waterbury, Connecticut 06705. His beneficial ownership of our common stock includes:
- 206,424 shares of Class B common stock;
- 79,428 shares of Class A common stock;
- Options exercisable within the next 60 days to purchase shares of Class A common stock as follows:
    - 10,000 shares at $2.25 per share;
    - 10,000 shares at $1.25 per share;
- Warrants immediately exercisable to purchase 35,714 shares of Class A common stock at $1.20 per share.

Joseph Shaker has an address at c/o Baystate Lincoln Mercury, 571 Worcester Road, Framingham, Massachusetts 01701. His beneficial ownership of our common stock includes:
- 321,812 shares of Class B common stock of which 15,980 shares are held by the Richard Shaker Family Trust which Mr. Shaker is the Trustee and a beneficiary; and 40,000 shares are held by the Shaker Irrevocable Trust of which Mr. Shaker is Trustee;
- 112,112 shares of Class A common stock;
- Warrants immediately exercisable to purchase 35,714 shares of Class A common stock at $1.20 per share.

Charles F. Schwartz has an address at c/o Hometown Auto Retailers, Inc., 774 Straits Turnpike, Watertown, Connecticut 06795. His beneficial ownership of our common stock consists of options exercisable within the next 60 days to purchase shares of Class A common stock as follows:
- 33,333 shares at $0.68 per share;
- 16,666 shares at $0.40 per share.

Bernard J. Dzinski Jr. has an address at 207-231 Bank Street, Waterbury, CT 06702. His beneficial ownership of our common stock consist of options exercisable within the next 60 days to purchase shares of Class A common stock as follows:
- 10,000 shares at $0.42 per share.

Steven A. Fournier has an address at 238 Water Street, Naugatuck, Connecticut 06770. His beneficial ownership of our common stock consist of options exercisable within the next 60 days to purchase shares of Class A common stock as follows:
- 30,000 shares at $0.58 per share;
- 2,501 shares at $0.42 per share.

H. Dennis Lauzon has an address at 854 Sunset Avenue, Haworth, New Jersey 07641. His beneficial ownership of our common stock consists of options exercisable within the next 60 days to purchase shares of Class A common stock as follows:

- 5,000 shares at $0.65 per share;
- 5,000 shares at $0.42 per share.

Timothy C. Moynahan has an address at 141 East Main Street, Waterbury, Connecticut 06722. His beneficial ownership of our common stock consist of options exercisable within the next 60 days to purchase shares of Class A common stock as follows:

- 30,000 shares at $0.48 per share;
- 2,501 shares at $0.42 per share;

William Muller, Sr. has an address at c/o Muller Toyota Inc., Route 31, PO Box J, Clinton, New Jersey 08809. His beneficial ownership of our common stock includes:

- 308,718 shares of Class B common stock;
- 159,400 shares of Class A common stock; and
- Warrants immediately exercisable to purchase 100,000 shares of Class A common stock at $1.20 per share.

All shares and warrants are owned by The William C. Muller Revocable Living Trust of which William C. Muller Sr. is Trustee. William C. Muller Sr. is neither an officer nor director.

Salvatore Vergopia has an address at 20 Bayberry Drive, Saddle River, New Jersey 07458. His beneficial ownership of our Class B common stock includes 225,600 shares owned by his wife, Janet. Mr. Vergopia is a former officer and director of Hometown.

Edward A. Vergopia has an address at 4912 Pine Street Drive, Miami Beach, Florida 33140. Mr. Vergopia is a former officer and director of Hometown.

Janet Shaker has an address at c/o Hometown Auto Retailers, Inc., 774 Straits Turnpike, Watertown, Connecticut 06795. Her beneficial ownership of our common stock includes:

- 227,668 shares of Class B common stock;
- 71,428 shares of Class A common stock; and
- Warrants immediately exercisable to purchase 35,714 shares of Class A common stock at $1.20 per share.

Paul Shaker has an address at 210 Munson Road, Middlebury, Connecticut 06762.

Edward D. Shaker has an address at c/o Shakers Lincoln Mercury, Inc. 831 Straits Turnpike, Watertown, Connecticut 06795. His beneficial ownership of our common stock includes:

- 206,612 shares of Class B common stock;
- 71,428 shares of Class A common stock; and
- Options exercisable within the next 60 days to purchase shares of Class A common stock as follows:
    - 5,833 shares at $2.25 per share;
    - 5,833 shares at $1.25 per share;
- Warrants immediately exercisable to purchase 35,714 shares of Class A common stock at $1.20 per share.

Steven N. Bronson has an address at 100 Mill Plain Road, Danbury, Connecticut 06811.

Louis Meade has an address at 44 Red Road, Chatham, New Jersey 07928.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	624,500	$1.93	205,500
Equity compensation plans not approved by security holders	None	None	None
Total	624,500	$1.93	205,500

In February 1998, as further amended in August 2002, in order to attract and retain persons necessary for the success of Hometown, Hometown adopted its 1998 Stock Option Plan covering up to 830,000 shares of Class A Common Stock. See Note 16 to the consolidated financial statements for additional disclosure.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Hometown's officers and directors, and persons who own more than ten-percent of a registered class of Hometown's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than ten-percent stockholders are required by SEC regulation to furnish Hometown with copies of all Section 16(a) forms they file.

To the best of Hometown's knowledge, based solely on review of the copies of such forms furnished to Hometown, or written representations that no other forms were required, Hometown believes that all Section 16(a) filing requirements applicable with respect to all its current officers, directors and ten percent shareholders have been complied with as of the filing date of this Annual Report. However, William Muller, Jr., Bernard J. Dzinski Jr., Steven A. Fournier, H. Dennis Lauzon and Timothy Moynahan were late in filing one (1) Statement of Changes in Beneficial Ownership on Form 4 during 2003 but have subsequently come into compliance. With respect to any former directors, officers, and ten-percent shareholders of Hometown, Hometown does not have any knowledge of any known failures to comply with the filing requirements of Section 16(a).

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Leases

Hometown has leased from various affiliates the premises occupied by certain of its dealerships. Each of the governing leases became effective as of the closing of the initial public offering, has a term expiring in 2013, is on a triple net basis and provides for a consumer price index ("CPI") increase to the base rent for the five-year periods commencing January 1, 2004 and 2009. Hometown believes that each lease was at their fair market value at inception. The annual base rentals reflect the CPI increase that is effective January 1, 2004.

Shaker Group. Hometown leases, for an annual base rental of approximately $274,000, the premises occupied by its Lincoln Mercury dealership in Watertown, Connecticut, from Shaker Enterprises, a Connecticut general partnership whose seven partners include Joseph Shaker, Corey Shaker, Steven Shaker and Janet Shaker. Hometown leases, for an annual base rental of approximately $274,000 and $82,000 respectively, the premises occupied by the Family Ford and Shaker Auto Outlet dealerships in Waterbury, CT from Joseph Shaker Realty, a Connecticut general partnership whose three partners are Richard Shaker, Edward Shaker and Rose Shaker. Richard Shaker is the father of Steven Shaker and Joseph Shaker, Edward Shaker is the father of Corey Shaker and Janet Shaker and Rose Shaker is the aunt of Steven Shaker, Joseph Shaker, Corey Shaker and Janet Shaker. Corey Shaker is the CEO, Director and a principal stockholder of Hometown. Steven Shaker is the Regional Vice President - North Division and a principal stockholder of Hometown. Joseph Shaker is the Regional Vice President - East Division, Director and a principal stockholder of Hometown. Janet Shaker is a principal stockholder of Hometown.

Muller Group. Hometown leases, for an annual base rental of approximately $411,000 and $452,000 respectively the premises occupied by its Toyota dealership in Clinton, New Jersey and its Chevrolet/Oldsmobile dealership in Stewartsville, New Jersey from Rellum Realty Company, a New Jersey general partnership, one of whose two partners is William C. Muller Jr. Mr. Muller is Regional Vice President - South Division, director and a principal stockholder of Hometown. The Toyota and Chevy leases are treated as capital leases. In connection with the acquisition in 1999 of real estate used by Baystate Lincoln Mercury, Hometown guaranteed the mortgage debt of Rellum Realty Company. The 1999 guaranty was given in substitution for a February 1998 guaranty of that debt by the Muller Group, a subsidiary of Hometown. As of December 31, 2003, the mortgage debt balance is $4.7 million. Hometown makes annual lease payments of $756,000, increasing to approximately $864,000 effective January 1, 2004 to the landlord. The annual mortgage payments made by the landlord total approximately $774,000. The mortgage matures March 2013.

Westwood. Hometown leases, for an annual base rental of approximately $411,000 the premises occupied by its Lincoln Mercury dealership in Emerson, New Jersey from Salvatore A. Vergopia and his wife. Mr. Vergopia is a principal stockholder and former officer and director of Hometown.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

The aggregate fees and expenses billed for the professional services rendered by BDO Seidman, LLP for the audit of Hometown's annual financial statements included in Hometown's Form 10-K filing for fiscal year 2003 and the reviews of Hometown's quarterly financial statements included in Hometown's First, Second and Third Quarter Form 10-Q filings for fiscal year 2003 totaled approximately $140,000.

The aggregate fees and expenses billed for the professional services rendered by BDO Seidman, LLP for the audit of Hometown's annual financial statements included in Hometown's Form 10-K filing for fiscal year 2002 and the reviews of Hometown's quarterly financial statements included in Hometown's Second and Third Quarter Form 10-Q filings for fiscal year 2002 totaled approximately $113,000. The aggregate fees and expenses billed for the professional services rendered by Arthur Andersen LLP for the review of Hometown's quarterly financial statements included in Hometown's First Quarter Form 10-Q filing for fiscal year 2002 totaled $20,000.

Audit Related Fees

Hometown did not incur any audit related fees, other than those included under the paragraph "Audit Fees", for professional services rendered by BDO Seidman, LLP during the 2003 fiscal year. During the 2002 fiscal year Hometown incurred $5,500 in audit related fees, other than those included under the paragraph "Audit Fees", for professional services rendered by BDO Seidman, LLP. These services were for review of work performed by a third party in relation to Hometown adopting SFAS 142 in fiscal 2002 and review of Sarbanes Oxley requirements.

Tax Fees

Hometown did not incur any tax fees for professional services rendered by BDO Seidman, LLP for tax compliance, tax advice and tax planning during the 2003 and 2002 fiscal years.

All Other Fees

Hometown did not incur any other fees for professional services rendered by BDO Seidman, LLP other than the services covered in the paragraphs above titled "Audit Fees" and "Audit Related Fees" during the 2003 and 2002 fiscal years.

Audit Committee Pre-Approval Policy

Hometown's Audit Committee has authorized the Chief Financial Officer to incur up to $5,000 per fiscal year on accounting research projects outside the scope of normal audit services rendered by BDO Seidman, LLP for the audit of Hometown's annual financial statements included in Hometown's Form 10-K filing and the reviews of Hometown's quarterly financial statements included in Hometown's Form 10-Q filings. Such amount is less than 5% of the annual fees paid to BDO Seidman, LLP for its Form 10-K and Form 10-Q filings. No fees were incurred in fiscal 2003 that were not approved by the Audit Committee pursuant to this policy.

Audit Committee Consideration

Hometown's Audit Committee has considered whether BDO Seidman, LLP's provision of the services which generated the Audit and Other Fees reported above was compatible with maintaining BDO Seidman, LLP's independence as Hometown's principal independent accounting firm.

Work Performed by Principal Accountant's Full Time Permanent Employees

BDO Seidman, LLP's services rendered in performing Hometown's audits for fiscal year 2003 and 2002 were performed by full time, permanent employees and partners of BDO Seidman, LLP.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

Exhibits: No.	Description
3.1	Certificate of Incorporation of Dealer-Co., Inc. (NY-3/10/97)
3.2	Certificate of Incorporation of Hometown Auto Retailers, Inc. (Del-6/5/97)
3.3	Certificate of Ownership and Merger of Dealer-Co., Inc. into Hometown Auto Retailers, Inc. (Del-6/27/97)
3.4	Certificate of Merger of Dealer-Co., Inc. and Hometown Auto Retailers, Inc. into Hometown Auto Retailers, Inc. (the "Company") (NY-9/11/97)
3.5	Certificate of Amendment of the Certificate of Incorporation filed February 19, 1998
3.6	Certificate of Amendment of the Certificate of Incorporation filed June 8, 1998
(1) 3.7	Certificate of Amendment of the Certificate of Incorporation filed December 7, 2000
3.8	By-Laws of Hometown
4.1	Form of Class A Common Stock Certificate
4.2	Form of Class B Common Stock Certificate
4.3	Form of Warrant Agreement between Hometown and Paulson Investment Company and related Warrant
4.4	Stock Option Plan of Hometown
(2) 4.5	Form of 3-year warrant issued in the Private Placement of units on July 25, 2001
(2) 4.6	Copy of the $240,000 Non-negotiable Promissory Note made by Hometown to Autos of Newburgh, Inc.
(2) 4.7	Copy of the Settlement Agreement, dated June 28, 2001, between Hometown and Autos of Newburgh, Inc.
10.1	Exchange Agreement, dated as of the 1st day of July, 1997, among the Registrant and the members of the Shaker Group, the Muller Group and the Westwood Group
10.2	Agreement, dated July 2, 1997, between the Registrant and Brattleboro Chrysler Plymouth Dodge, Inc. and Amendments dated November 11, 1997, April 14, 1998 and July 8, 1998
10.3	Agreement, dated August 14, 1997, between the Registrant and Leominster Lincoln Mercury, Inc., dba Bay State Lincoln Mercury and Amendments dated October 31, 1997 and April 14, 1998, respectively
10.4	Stockholders Agreement, dated as of the 16th day of February 1998, among the Shaker Stockholders, the Muller Stockholders and the Westwood Stockholders
10.5	Employment Agreement, dated as of the 20th day of April, 1998, between the Registrant and Salvatore A. Vergopia
10.6	Employment Agreement, dated as of the 20th day of April, 1998, between the Registrant and William C. Muller Jr.
10.7	Employment Agreement, dated as of the 20th day of April, 1998, between the Registrant and Corey Shaker
10.8	Employment Agreement, dated as of the 20th day of April, 1998, between the Registrant and Edward A. Vergopia
10.9	Employment Agreement, dated as of the 20th day of April, 1998, between the

Registrant and James Christ

10.10 Employment Agreement, dated as of the 20th day of April, 1998, between the Registrant and Steven Shaker

10.11 Lease, dated as of April 20, 1998, between Shaker Enterprises, as landlord, and Hometown (Lincoln/Mercury dealership in Watertown, CT.)

10.12 Lease, dated as of April 20, 1998, between Joseph Shaker Realty Company, as landlord, and Hometown (Ford dealership in Waterbury, CT.)

10.13 Lease, dated as of April 20, 1998, between Joseph Shaker Realty Company, as landlord, and Hometown (Jeep/Eagle dealership Waterbury, CT.)

10.14 Lease, dated as of April 20, 1998, between Rellum Realty Company, as landlord, and Hometown (Toyota dealership in Clinton, NJ)

10.15 Lease, dated as of April 20, 1998, between Rellum Realty Company, as landlord, and Hometown (Chevrolet/Oldsmobile/Isuzu dealership In Stewartville, NJ)

10.16 Lease, dated as of April 20, 1998, between Salvatore A. Vergopia and Janet Vergopia, as landlord, and Hometown (Lincoln Mercury dealership in Emerson, NJ)

10.17 Inventory Loan and Security Agreement between Toyota Motor Credit Corporation and Muller Toyota, Inc.; Commercial Promissory Notes; Dealer Floor Plan Agreement

10.18 Ford Motor Company Automotive Wholesale Installment Sale and Security Agreement with Shakers, Inc.; Power of Attorney for Wholesale Installment Sale Contract; and Automotive Installment Sale Contract

10.19 Ford Motor Company Automotive Wholesale Installment Sale and Security Agreement with Family Ford, Inc. and Power of Attorney for Wholesale

10.20 Chrysler Financial Security Agreement and Master Credit Agreement with Shaker's Inc.

10.21 Lease, dated as of April 20, 1998, between Thomas E. Cosenzi optionees as landlord, and Hometown (Chrysler Plymouth dealerships in N. Brattleboro, VT.)

10.22 Form of Stock Option Agreement with schedule of optionees

10.23 Agreement dated May 28, 1998, between the Registrant and Pride Auto Center, Inc. (an Acquisition)

10.24 Supplemental Agreement to Dealer Sales and Service Agreement (Publicly Traded Company) dated April 27, 1998 among Muller Chevrolet, Oldsmobile, Isuzu, Inc., Hometown Auto Retailers, Inc. and American Isuzu Motors, Inc.

10.25 Letter consent for ownership change and initial public offering from Toyota Motor Sales, USA, Inc. dated July 24, 1998

10.26 Supplemental Agreement to General Motors Corporation Dealer Sales and Service Agreement between Hometown Auto Retailers, Inc. and General Motors, dated July 20, 1998.

10.27 Letter consent from Ford Motor Company to Hometown Auto Retailers, Inc. relating to the Ford Division and Lincoln Mercury Division dated July 24, 1998.

10.28 Credit Agreement dated January 6, 1999 among the registrant, specified subsidiaries, General Electric Capital Corporation, and other specified lenders. All Annexes A through I.

(1) 10.29 Credit Agreement dated March 14, 2001 among the registrant, subsidiaries of the registrant, and Ford Motor Credit Company.

(2) 10.30 Guarantee Agreement dated January 5, 1999 among the registrant and Falcon Financial, LLC.

(2) 10.31 Modification Agreement dated January 6, 1999 among the registrant,

subsidiaries of the registrant and Falcon Financial, LLC.

14.1 Code of Ethics for Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer

14.2 Code of Business Conduct and Ethics

21.1 Subsidiaries of the Registrant

31.1 Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

31.2 Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.1 Chief Executive Officer Certification

32.2 Chief Financial Officer Certification

---

*Unless otherwise indicated all exhibits were previously filed as an exhibit to Hometown's Registration Statement on Form S-1 (File No 333-52763), and incorporated herein by reference.

(1) Filed as an exhibit to Hometown's Form 10-K for the period ending December 31, 2000, and incorporated herein by reference.

(2) Filed as an exhibit to Hometown's Form 10-K for the period ending December 31, 2001, and incorporated herein by reference.

(3) Filed herewith.

Reports on Form 8-K:

On November 13, 2003, Hometown filed a report on Form 8-K with respect to Items 7 and 9 on such report, related to the Company's announcing its 2003 third quarter results.

Financial Statement Schedules:

See below, beginning on page F-1.

Supplemental Schedules:

Report of Independent Public Accountants on Schedule is set forth on page S-1.

Schedule II-Valuation and Qualifying Accounts for the years ended December 31, 2003, 2002, and 2001 is set forth hereafter beginning on page S-2.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d), the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on March 24, 2004 on its behalf by the undersigned, thereunto duly authorized.

Hometown Auto Retailers, Inc.

By: /s/ Corey Shaker
Corey Shaker, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Corey Shaker Corey Shaker	President, Chief Executive Officer and Director
/s/ Charles F. Schwartz Charles F. Schwartz	Chief Financial Officer
/s/ Bernard J. Dzinski, Jr. Bernard J. Dzinski, Jr.	Director
/s/ Steven A. Fournier Steven A. Fournier	Director
/s/ H. Dennis Lauzon H. Dennis Lauzon	Director
/s/ Timothy C. Moynahan Timothy C. Moynahan	Director
/s/ William C. Muller, Jr. William C. Muller, Jr.	Director
/s/ Joseph Shaker Joseph Shaker	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Directors of Hometown Auto Retailers, Inc.

We have audited the accompanying consolidated balance sheets of Hometown Auto Retailers, Inc. as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of Hometown Auto Retailers, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hometown Auto Retailers, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the consolidated financial statements, effective January 1, 2002, the Company adopted FASB Statement No. 142, *Goodwill and Other Intangible Assets.*

New York, New York
March 11, 2004

/s/ BDO Seidman, LLP
BDO Seidman, LLP

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Hometown Auto Retailers, Inc.'s filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K, as Arthur Andersen LLP ceased providing audit services as of August 31, 2002. The consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 referred to in this report have not been included in the accompanying financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hometown Auto Retailers, Inc.:

We have audited the accompanying consolidated balance sheets of Hometown Auto Retailers, Inc. (a Delaware Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hometown Auto Retailers, Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 have been restated.

Stamford, Connecticut
May 23, 2002

ARTHUR ANDERSEN LLP

HOMETOWN AUTO RETAILERS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2003	December 31, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 5,639	$ 3,624
Accounts receivable, net	6,058	4,883
Inventories, net	37,774	39,169
Prepaid expenses and other current assets	625	510
Deferred income taxes and taxes receivable	1,349	1,245
Total current assets	51,445	49,431
Property and equipment, net	12,678	12,882
Other assets	1,141	1,503
Total assets	$ 65,264	$ 63,816
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Floor plan notes payable	$ 38,003	$ 38,522
Accounts payable and accrued expenses	5,798	5,072
Current maturities of long-term debt and capital lease obligations	996	1,164
Deferred revenue	609	588
Total current liabilities	45,406	45,346
Long-term debt and capital lease obligations	12,076	13,059
Long-term deferred income taxes	125	118
Other long-term liabilities and deferred revenue	729	743
Total liabilities	58,336	59,266
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.001 par value, 2,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, Class A, $.001 par value, 12,000,000 shares authorized, 3,655,853 and 3,563,605 issued and outstanding, respectively	4	3
Common stock, Class B, $.001 par value, 3,760,000 shares authorized, 3,519,252 and 3,611,500 issued and outstanding, respectively	3	4
Additional paid-in capital	29,760	29,760
Accumulated deficit	(22,839)	(25,217)
Total stockholders' equity	6,928	4,550
Total liabilities and stockholders' equity	$ 65,264	$ 63,816

The accompanying notes are an integral part of these consolidated financial statements

HOMETOWN AUTO RETAILERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	For the Years Ended December 31,		
	2003	2002	2001
Revenues			
New vehicle sales	$ 180,615	$ 164,659	$ 158,825
Used vehicle sales	66,543	72,482	83,903
Parts and service sales	24,621	24,330	25,402
Other, net	7,998	8,268	7,630
Total revenues	279,777	269,739	275,760
Cost of sales			
New vehicle	168,579	154,225	148,271
Used vehicle	60,152	65,821	76,189
Parts and service	11,299	11,026	11,485
Total Cost of sales	240,030	231,072	235,945
Gross profit	39,747	38,667	39,815
Amortization of goodwill	-	-	704
Selling, general and administrative expenses	34,840	34,152	35,114
Income from operations	4,907	4,515	3,997
Interest income	82	43	90
Interest (expense)	(3,037)	(3,205)	(4,225)
Other income	956	52	254
Other (expense)	(3)	(158)	(8)
Valuation adjustment for CarDay.com	-	-	(3,258)
Income (loss) before taxes and cumulative effect of accounting change	2,905	1,247	(3,150)
Provision (benefit) for income taxes	527	471	(1,014)
Income (loss) before cumulative effect of accounting change	2,378	776	(2,136)
Cumulative effect of accounting change	-	(23,708)	-
Net income (loss)	$ 2,378	$ (22,932)	$ (2,136)
Earnings (loss) per share, basic			
Before cumulative effect of accounting change	$ 0.33	$ 0.10	$ (0.32)
Cumulative effect of accounting change	-	(3.30)	-
Earnings (loss) per share, basic	$ 0.33	$ (3.20)	$ (0.32)
Earnings (loss) per share, diluted			
Before cumulative effect of accounting change	$ 0.33	$ 0.10	$ (0.32)
Cumulative effect of accounting change	-	(3.30)	-
Earnings (loss) per share, diluted	$ 0.33	$ (3.20)	$ (0.32)
Weighted average shares outstanding, basic	7,175,105	7,175,105	6,592,436
Weighted average shares outstanding, diluted	7,215,492	7,175,105	6,592,436

The accompanying notes are an integral part of these consolidated financial statements

HOMETOWN AUTO RETAILERS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	(Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2000	2,301	$ 2	3,699	$ 4	$ 28,786	$ (149)	$ 28,643
Conversion of Class B Common to Class A Common	86	-	(86)	-	-	-	-
Shares issued for Newburgh purchase	200	-	-	-	-	-	-
Capital infusion from accredited investors	975	1	-	-	808	-	809
Warrants	-	-	-	-	166	-	166
Subscription receivable	-	-	-	-	(30)	-	(30)
Net loss	-	-	-	-	-	(2,136)	(2,136)
Balance at December 31, 2001	3,562	$ 3	3,613	$ 4	$ 29,730	$ (2,285)	$ 27,452
Conversion of Class B Common to Class A Common	2	-	(2)	-	-	-	-
Paid subscription receivable	-	-	-	-	30	-	30
Net loss	-	-	-	-	-	(22,932)	(22,932)
Balance at December 31, 2002	3,564	$ 3	3,611	$ 4	$ 29,760	$ (25,217)	$ 4,550
Conversion of Class B Common to Class A Common	92	1	(92)	(1)	-	-	-
Net income	-	-	-	-	-	2,378	2,378
Balance at December 31, 2003	3,656	$ 4	3,519	$ 3	$ 29,760	$(22,839)	$ 6,928

The accompanying notes are an integral part of these consolidated financial statements

HOMETOWN AUTO RETAILERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 2,378	$ (22,932)	$ (2,136)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -			
Cumulative effect of accounting change	-	23,708	-
Depreciation and amortization	1,328	1,330	1,739
Impairment of assets	-	150	-
Gain on sale of business unit and fixed assets	(939)	-	(254)
Loss on write-down of CarDay, Inc.	-	-	3,258
Deferred income taxes	167	309	(1,124)
Changes in assets and liabilities:			
Accounts receivable, net	(1,127)	768	499
Inventories, net	2,335	(5,330)	8,226
Prepaid expenses and other current assets	(133)	134	(59)
Other assets	43	172	7
Floor plan notes payable	(519)	6,059	(7,458)
Accounts payable and accrued expenses	733	(1,038)	898
Deferred revenue	21	112	(38)
Other long term liabilities and deferred revenue	(14)	(56)	(280)
Net cash provided by operating activities	4,273	3,386	3,278
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment, net	(810)	(2,439)	(369)
Proceeds from sales of property and equipment	6	-	14
Net proceeds from sale of business unit	936	-	705
Net cash provided by (used in) investing activities	132	(2,439)	350
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term borrowings	74	61	125
Principal payments of long-term debt and capital lease obligations	(2,464)	(1,860)	(838)
Issuance of common stock and warrants	-	30	945
Net cash provided by (used in) financing activities	(2,390)	(1,769)	232
Net increase (decrease) in cash and cash equivalents	2,015	(822)	3,860
CASH AND CASH EQUIVALENTS, beginning of period	3,624	4,446	586
CASH AND CASH EQUIVALENTS, end of period	$ 5,639	$ 3,624	$ 4,446
Cash paid for – Interest	$ 3,087	$ 3,331	$ 3,988
Cash paid for – Taxes	$ 366	$ 264	$ 146
Purchases financed by capital lease obligations	$ 1,239	$ 1,386	$ -

The accompanying notes are an integral part of these consolidated financial statements

HOMETOWN AUTO RETAILERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

Business of Hometown Auto Retailers Inc.

Hometown was founded on March 10, 1997 as Dealerco, Inc., a New York Corporation, and was later merged into Hometown Auto Retailers, Inc., a Delaware Corporation ("Hometown" or the "Company"). Hometown's purpose was to consolidate and operate automobile dealerships in the Northeast, primarily in New Jersey and New England. Hometown was formed to combine three dealership groups (the "Core Operating Companies") located in New Jersey and Connecticut, one of which was considered the accounting acquirer ("Shaker"), acquire two other dealerships (the "Acquisitions") located in Vermont and Massachusetts, complete an initial public offering (the "Offering") of its Common Stock and, subsequent to the Offering, continue to acquire, through merger or purchase, additional dealerships to expand its regional operations.

Basis of Presentation

In July 1998, Hometown simultaneously completed the combination of the Core Operating Companies, the Acquisitions and the Offering. The Core Operating Companies were acquired in exchange for common stock of Hometown. The Acquisitions were acquired for cash.

Principals of Consolidation

The consolidated financial statements include all significant majority-owned subsidiaries. All intercompany accounts and transactions among the consolidated subsidiaries have been eliminated.

Hometown's operations are subject to seasonal variations, with the second and third quarters generally contributing more revenues and operating profit than the first and fourth quarters. This seasonality is driven primarily by: (i) factors related to the automobile and truck manufacturers from which Hometown holds franchises ("Manufacturer"), primarily the historical timing of major Manufacturer incentive programs and model changeovers, (ii) weather-related factors, which primarily affect parts and service and (iii) consumer buying patterns.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Major Suppliers and Franchise Agreements

Hometown purchases substantially all of its new vehicles at the prevailing prices charged by the applicable Manufacturers to all franchised dealers. Hometown's sales volume could be adversely impacted by the manufacturers' inability to supply it with an adequate supply of popular models or as a result of an unfavorable allocation of vehicles by the manufacturer.

Each Manufacturers franchise agreement contains provisions which may limit, without the consent of the applicable manufacturer, changes in dealership management and ownership, place certain restrictions on the dealership (such as minimum working capital requirements) and provide for termination of the franchise agreement by the manufacturer in certain instances. See Note 14 for additional disclosure.

Revenue Recognition

Revenues for vehicle and parts sales are recognized upon delivery to or acceptance by the customer. Revenues for vehicle service are recognized when the service has been completed. Sales discounts and service coupons are accounted for as a reduction to the sales price at the point of sale. Manufacturer incentives and rebates are not recognized until earned in accordance with respective manufacturers incentive programs. See Note 12 for effect of EITF 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor".

Hometown adopted EITF 00-21, "Revenue Arrangements with Multiple Deliverables," in the third quarter of fiscal 2003. The impact of adopting EITF 00-21 was not material to Hometown's results of operations.

Finance, Insurance and Service Contract Income Recognition

Hometown arranges financing for customers through various institutions and receives financing fees equal to the difference between the loan rates charged to customers and the predetermined financing rates set by the financing institution. In addition, Hometown receives commissions from the sale of credit life and disability insurance and extended service contracts to customers. The revenues from financing fees and commissions are generally recorded at the time of the sale of the vehicles. These revenues are recorded on a net basis. Connecticut dealerships operate under state laws which make the dealers responsible for providing warranty service and insurance in the event of default by the insurance carriers. Accordingly, commissions on insurance and service contract sales are required to be recognized over the life of the related insurance product. At December 31, 2003 and 2002 Hometown had $1,225,000 and $1,237,000 of related deferred revenue, respectively. At December 31, 2003 and 2002, Hometown also had other deferred revenue of $112,000 and $94,000, respectively.

Hometown may be charged back ("chargebacks") for unearned financing fees, insurance or service contract commissions in the event of early termination of the contracts by the customers. The reserves for future charge backs are based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and service contract income, net of estimated chargebacks, are included in other dealership revenue in the accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash on deposit, marketable securities and liquid investments, such as money market accounts, that have an original maturity of three months or less at the date of purchase.

Contracts-in-Transit

Contracts–in–transit, included in Accounts Receivable net, represent receivables from finance companies for the portion of the vehicle purchase price financed by customers through sources arranged by Hometown.

Inventories

New, used and demonstrator vehicle values are stated at the lower of cost or market, determined on a specific unit basis. Parts, accessories and other are stated at the lower of cost (determined on a first-in, first-out basis) or market. Hometown assesses the lower of cost or market reserve requirement for vehicles, on an individual unit basis, taking into consideration historical loss rates, the age and composition of the inventory and current market conditions. The lower of cost or market reserves were $0.7 million and $0.6 million at December 31, 2003 and 2002, respectively.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

Capital Lease Obligations

Hometown classifies two dealership leases and certain vehicle leases as capital leases. Hometown depreciates these assets over the lesser of the asset's useful life or the terms of the lease agreements.

Company Guarantees

Hometown guarantees or partially guarantees loans advanced by financial institutions to certain customers. It is Hometown's policy to provide reserves for potential future default losses based on available historical information. Hometown guarantees certain mortgage debt obligations of the lessor, related to two dealership leases.

Company Warranties

Hometown's new vehicle sales and certain used vehicle sales have manufacturer warranties. Hometown also provides limited warranties on certain used vehicles sold at retail. Hometown also sells parts and service. Manufacturer parts and service are covered by limited warranties. It is Hometown's policy to provide reserves for warranty costs based on available historical information. Certain Hometown dealerships also provide a three or five year 100,000 mile-limited warranty on certain vehicles. The cost of this warranty is included in the cost of sale of the vehicle.

Impairment of Long-lived Assets

Hometown periodically reviews long-lived assets for impairment whenever changes in the circumstances indicate that the carrying amount of the assets may not be fully recoverable. Hometown considers relevant cash flow, management's strategic plans, significant decreases in the market value of the asset and other available information in assessing whether the carrying value of the assets can be recovered. When such events occur, Hometown compares the carrying amount of the assets to undiscounted expected future cash flows from the use and eventual disposition of the asset. If this comparison indicates an impairment, the carrying amount would then be compared to the fair value of the long-lived asset. An impairment loss would be measured as the amount by which the carrying value of the long-lived asset exceeds its fair value. The difference would be recorded as an impairment of assets. Hometown recorded an asset impairment charge for assets that are held for sale of $150,000 and $50,000 for the years ended December 31, 2002 and 2001, respectively. See Notes 3 and 4. Hometown does not believe any other impairment exists based on this methodology.

Income Taxes

Hometown accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. See Note 11.

Interest Expense

Automobile manufacturers periodically provide floor plan interest assistance, or subsidies, which reduce the dealer's cost of financing. The accompanying consolidated financial statements reflect interest expense gross. Floor plan interest assistance is recorded as a reduction of cost of sales when the vehicle is sold. See Note 6.

Fair Value of Financial Instruments

Hometown's financial instruments consist primarily of cash and cash equivalents, floor plan notes payable and long-term debt. The carrying amounts of cash equivalents approximate fair value due to the short maturity of those instruments. The carrying amounts of floor plan notes payable approximate fair value due to their variable interest rates. The fair market value of long-term debt approximated the carrying value at December 31, 2003. The fair value of long-term debt is estimated based on the current rates offered for similar debt instruments with the same remaining maturities.

Advertising and Promotion

Hometown expenses advertising and promotion as incurred. Automobile Manufacturers periodically provide advertising assistance, or subsidies. In accordance with EITF Issue No. 02-16, this is recorded as a reduction of the dealer's advertising expense if directly related to the performance of advertising in accordance with manufacturer guidelines or as a reduction of cost of sales upon sale of the vehicle. See Note 12.

Concentration of Credit Risk

Financial instruments that potentially subject Hometown to a concentration of credit risk consist principally of cash, cash equivalents, contracts-in-transit and accounts receivable. Hometown maintains cash balances at financial institutions that may, at times, be in excess of federally insured levels. Also, Hometown grants credit to individual customers and local companies in the automobile repair business such as automotive parts stores, automotive mechanics, and automotive body repair shops. Hometown performs ongoing credit evaluations of its customers and generally does not require collateral. Hometown maintains an allowance for doubtful accounts at a level which management believes is sufficient to provide for potential credit losses.

Earnings (loss) per Share

"Basic earnings (loss) per share" represents net income (loss) divided by the weighted average shares outstanding. "Diluted earnings (loss) per share" represents net income (loss) divided by weighted average shares outstanding adjusted for the incremental dilution of potentially dilutive securities. See Note 10.

Stock-based Compensation

At December 31, 2003, Hometown has one stock-based employee compensation plan, the 1998 Stock Option Plan (the "Stock Option Plan") which is described more fully in Note 16. As allowed by SFAS 148, Hometown has elected not to use one of the alternative methods of transition available for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Hometown accounts for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Year Ended December 31,		
	2003	2002	2001
Net income (loss), as reported	$ 2,378	$ (22,932)	$ (2,136)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects (1)	(35)	(28)	(73)
Pro forma net income (loss)	$ 2,343	$ (22,960)	$ (2,209)
Earnings (loss) per share:			
Basic, as reported	$ 0.33	$ (3.20)	$ (0.32)
Basic, pro forma	$ 0.33	$ (3.20)	$ (0.34)
Diluted, as reported	$ 0.33	$ (3.20)	$ (0.32)
Diluted, pro forma	$ 0.32	$ (3.20)	$ (0.34)

(1) All awards refer to awards granted, modified, or settled in fiscal periods since plan inception in 1998; that is, awards for which the fair value was required to be measured under Statement 123.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Consolidated Statements of Cash Flows

The net change in floor plan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity in the accompanying consolidated statements of cash flows.

Reclassification

Certain prior year amounts have been reclassified to conform to the 2003 presentation.

Segments

Hometown's management considers its business to be a single segment-Automotive Retailing. Hometown's sales and services are through similar distribution channels, and Hometown's customers are similar for all sources of revenues. Management evaluates its operating results by dealerships, which are all located in the Northeastern United States.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. Interpretation No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIE's created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than Hometown's first quarter of fiscal 2004. VIE's created after January 1, 2004 must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPE's") created prior to February 1, 2003 may be accounted for under the original or revised interpretation's provisions no later than Hometown's first quarter of fiscal 2004. Non-SPE's created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than Hometown's first quarter of fiscal 2004. Hometown has not entered into any material arrangements with VIE's created after January 31, 2003. Hometown is currently evaluating the effect that the adoption of FIN 46 for VIE's created prior to February 1, 2003 will have on its results of operations and financial condition.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS 123. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The three methods allowed are the (i) prospective method, (ii) modified prospective method and (iii) retroactive restatement method. The prospective method was previously the only permitted transition method under SFAS 123. Under this method, the recognition provisions apply to all employee awards granted, modified or settled after the beginning of the fiscal year of adoption of SFAS 123. The company would continue to use the Opinion 25 intrinsic value method to account for all prior awards. Under the modified prospective method, SFAS 123 fair value based accounting is applied to all awards granted, modified or settled in fiscal years beginning after December 15, 1994, the effective date of SFAS 123, but only for measuring compensation cost for the year of change and future years. No prior years are restated. Under the retroactive restatement method, the company applies the fair value method to all awards granted, modified, or settled in fiscal years beginning after December 15, 1994. The company would be required to restate compensation cost and net income for all income statements presented. Restatement of periods prior to the presented is permitted but not required.

In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements with fiscal years ending after December 15, 2002. As allowed by SFAS 148, Hometown has elected not to use one of the alternative methods of transition available for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Hometown accounts for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. See Note 2, Stock-based Compensation above and Note 16 for additional disclosure.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS 5, 57 and 107 and rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FASB Interpretation No. 45 did not have a material impact on Hometown's financial statements.

In July 2002, the FASB issued SFAS 146, Accounting for Restructuring Costs. SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require a company to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Under SFAS 146, a company may not restate its previously issued financial statements and the new Statement grandfathers the accounting for liabilities that a company had previously recorded under Emerging Issues Task Force Issue 94-3. The adoption of SFAS 146 did not have a material impact on Hometown's financial statements.

In November 2002, the EITF reached a final consensus on EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF Issue No. 02-16"). This issue addressed the income statement classification of cash consideration received from a vendor and the recognition criteria for performance-driven vendor rebates or refunds. This consensus, which was effective for all arrangements entered into after December 31, 2002, resulted in certain co-op advertising recoveries, which would previously have been recorded as a reduction of SG&A, being recorded as a reduction of Cost of sales, buying and occupancy. We adopted EITF Issue No. 02-16 on January 1, 2003. See Note 12.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). This statement amends and clarifies the accounting for derivative instruments and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We adopted SFAS No. 149 effective July 1, 2003. There was no impact to the Company upon the adoption of SFAS No. 149.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as liabilities. We adopted SFAS No. 150 effective July 1, 2003. We did not have any financial instruments that were classified as equity prior to the adoption of SFAS No. 150 that were required to be reclassified to liabilities.

In May 2003, the EITF reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF Issue No. 00-21"). This new accounting rule addressed revenue recognition for revenues derived from a single contract that contains multiple products or services. The rule provides additional requirements to determine when such revenues may be recorded separately for accounting purposes. This statement is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Adoption of EITF Issue No. 00-21 did not have a material impact on Hometown's financial position or results of operations.

3. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Accounts receivable, net consist of the following:

	12/31/03	12/31/02
	(in thousands)	
Due from manufacturers	$ 1,741	$ 1,279
Due from finance companies	3,090	2,758
Parts and service receivables	738	618
Other	489	228
Total receivables, net	$ 6,058	$ 4,883

The allowance for doubtful accounts was $0.3 million and $0.2 million as of December 31, 2003 and 2002, respectively. In assessing the allowance for doubtful accounts, Hometown considers historical losses as well as current performance with respect to past due accounts.

Inventories, net consist of the following:

	12/31/03	12/31/02
	(in thousands)	
New Vehicles	$ 28,420	$ 29,236
Used Vehicles	7,255	7,264
Parts, accessories and other	2,099	2,669
Total Inventories	$ 37,774	$ 39,169

New, used and demonstrator vehicle values are stated at the lower of cost or market, determined on a specific unit basis. Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Hometown assesses the lower of cost or market reserve requirement for vehicles, on an individual unit basis, taking into consideration historical loss rates, the age and composition of the inventory and current market conditions. The lower of cost or market reserves were $0.7 million and $0.6 million at December 31, 2003 and 2002, respectively.

Prepaid Expenses and Other Current Assets

Assets Held For Sale

Included in Prepaid Expenses and Other Current Assets as of December 31, 2003 and 2002 is land held for sale of $300,000. This is net of an impairment charge of $150,000 that was recorded at December 31, 2002 to write-down the asset to fair value. The impairment charge is included in Other Expense in Hometown's Consolidated Statements of Operations for the year ended December 31, 2002. See Note 17. The land held for sale is not being used in Hometown's business. Prior to December 31, 2003, Hometown decided to sell the property and has been actively marketing the property. Hometown had entered into an agreement to sell the property at its carrying value. In February 2004, state environmental regulations were passed concerning development of properties located near certain streams or its tributaries. The contract purchaser of the property has cancelled the sale due to these new regulations. Hometown is currently evaluating the impact of the new regulations on the potential development of the property and the sale agreement.

Other Assets

CarDay, Inc.

CarDay, Inc. began operations in 1999 as an 82% owned subsidiary of Hometown. For the year ended December 31, 1999, the assets, liabilities and results of operations of CarDay, Inc. were included in Hometown's financial statements. In January 2000, CarDay, Inc. obtained $25 million in financing from a group of venture capital providers. The result of this financing was to reduce Hometown's ownership from 82% to 10.7%, and to increase the carrying value of its investment to $3,258,000. Subsequent to this dilution of ownership, Hometown no longer reflected the assets, liabilities and results of operations of CarDay, Inc. in its financial statements because ownership had been reduced to an amount below 20%. Hometown recorded the increase in value of the investment, net of a deferred tax liability, as an increase in additional paid-in capital.

As a result of CarDay, Inc. ceasing operations on October 18, 2001, Hometown deemed the investment to be permanently and totally impaired. The entire investment in CarDay, Inc. of $3,258,000 less an associated deferred tax liability of $1,175,000 was charged against income in the quarter ended September 30, 2001. The charge had the effect of reducing net income for the 2001 year by $2,083,000 and reducing Earnings per share, fully diluted, for the year by $0.32. Excluding the charge, the net loss for 2001 was $(53,000) or less than $(0.01) per share fully diluted. The charge did not affect cash, cash flow from operations, or liquidity and capital resources.

Accounts payable and accrued expenses consist of the following:

	12/31/03	12/31/02
	(in thousands)	
Accounts payable, trade	$2,030	$1,785
Accrued compensation costs	717	696
Sales and use tax	768	524
Customer payoffs	259	265
Reserve for finance, insurance and service contract chargebacks	510	293
Reserve for policy work expenses	175	172
Accrued legal and professional fees	434	270
Accrued interest	238	288
Other accrued expenses	667	779
Total	$5,798	$5,072

Other long-term liabilities and deferred revenue

Hometown receives commissions from the sale of insurance products and extended service contracts to customers. These revenues are recorded on a net basis. Connecticut dealerships operate under state laws which make the dealers responsible for providing warranty service and insurance in the event of default by the insurance carriers. Accordingly, commissions on insurance and service contract sales are required to be recognized over the life of the related insurance product. For these dealerships, Hometown records the revenue as a liability and amortizes the amount over a five-year period. At December 31, 2003 Hometown had $1,337,000 of deferred revenue of which $609,000 was current and $728,000 was long-term. Included in this amount is other deferred revenue of $112,000. At December 31, 2002 Hometown had $1,331,000 of deferred revenue of which $588,000 was current and $743,000 was long-term. Included in this amount is other deferred revenue of $94,000.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	Estimated Useful Lives in Years	12/31/03	12/31/02
Land	-	$ 4,246	$ 4,246
Land improvements	15 to 20	84	84
Buildings and leasehold improvements	7 to 31.5	10,262	9,859
Machinery, equipment, furniture and fixtures	3 to 7	3,272	3,091
Vehicles	3 to 5	184	198
Construction in progress		128	-
Sub-total		18,176	17,478
Less – accumulated depreciation and amortization		(5,498)	(4,596)
Total		$ 12,678	$ 12,882

Included in buildings and leasehold improvements are capital leases for two dealerships totaling $5,180,000 for the years ended December 31, 2003 and 2002 which are leased from related parties. See Notes 8, 9 and 13. Hometown begins depreciating assets once the asset is placed in service. Depreciation and amortization expense for property and equipment for the years ended December 31, 2003, 2002 and 2001 was $944,000, $943,000 and $909,000 respectively.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, Hometown adopted SFAS 142 "Goodwill and Other Intangible Assets". Upon adoption, Hometown ceased recording goodwill amortization. SFAS 142 requires the completion of a transitional impairment test in the year of adoption, with any impairment identified upon initial implementation treated as a cumulative effect of a change in accounting principle.

Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. According to the criteria under SFAS 142, it has been determined that Hometown is a single reporting unit.

During 2002, Hometown completed its goodwill impairment testing which resulted in Hometown recording a one-time, non-cash charge of approximately $23.7 million to write-off the carrying value of goodwill. This charge is non-operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying statement of operations for the year ended December 31, 2002. Approximately $9.6 million of this charge is tax deductible, resulting in a deferred tax benefit of approximately $3.8 million against which a full valuation allowance was recorded. Hometown is reducing its valuation allowance as goodwill is being amortized for tax purposes.

In calculating the impairment charge, the fair value of the reporting unit was estimated using both the discounted cash flow method and the guideline company method. The discounted cash flow method used Hometown's estimates of future cash flows discounted to present value using an appropriate discount rate. The guideline company method selects certain value measures of guideline companies and calculates appropriate market multiples based on the fundamental value measures of the guideline companies and compares same to Hometown. The guideline companies chosen were other publicly traded companies within Hometown's Standard Industrial Classification (SIC) code. These methodologies differ from Hometown's previous policy, as permitted under SFAS 121, using undiscounted cash flows to determine if goodwill is recoverable.

The goodwill impairment is associated with goodwill that resulted from acquisitions since the formation of Hometown. The amount of the impairment reflects the effect of the change in methodology in determining impairment charges as discussed above.

A summary of changes in Hometown's goodwill during the year ended December 31, 2002, is as follows:

Reporting Unit	Balance at December 31, 2001	Impairments (in thousands)	Balance at December 31, 2002
Total Company	$ 23,708	$ 23,708	$ -

The 2001 full year results do not reflect the provisions of SFAS 142. Had Hometown adopted SFAS 142 on January 1, 2001, historical net income (loss) and basic and diluted net income (loss) per common share would have been changed to the adjusted amounts indicated below.

	For the Years Ended December 31, 2003	2002 (in thousands)	2001
Reported net income (loss)	$ 2,378	$ (22,932)	$ (2,136)
Add: Goodwill amortization (a)	-	-	585
Add: Cumulative effect of accounting change (b)	-	23,708	-
Adjusted net income (loss)	$ 2,378	$ 776	$ (1,551)
Earnings (loss) per share, Basic			
Reported net income (loss)	$ 0.33	$ (3.20)	$ (0.32)
Goodwill amortization (a)	-	-	0.08
Cumulative effect of accounting change (b)	-	3.30	-
Adjusted net income (loss)	$ 0.33	$ 0.10	$ (0.24)
Earnings (loss) per share, Diluted			
Reported net income (loss)	$ 0.33	$ (3.20)	$ (0.32)
Goodwill amortization (a)	-	-	0.08
Cumulative effect of accounting change (b)	-	3.30	-
Adjusted net income (loss)	$ 0.33	$ 0.10	$ (0.24)

(a) Goodwill amortization reflects the effect of income tax. The majority of goodwill amortization is non-deductible for tax purposes.

(b) Approximately $9.6 million of this charge is tax deductible, resulting in a deferred tax benefit of approximately $3.8 million against which a full valuation allowance was recorded. Hometown is reducing its valuation allowance as goodwill is being amortized for tax purposes.

As of December 31, 2003 and 2002, the Company's intangible assets consisted of the following:

	12/31/03	12/31/02
	(in thousands)	
Deferred finance charges	$ 267	$ 267
Accumulated amortization	(98)	(78)
Non-compete agreement	381	381
Accumulated amortization	(270)	(206)
Franchise fee	10	-
Accumulated amortization	(1)	-
Net intangible assets (a)	$ 289	$ 364

(a) These assets are included in Other Assets in the consolidated financial statements

Aggregate Amortization Expense of Intangible Assets for the years ended December 2003, 2002 and 2001 is $85,000, $85,000 and $126,000, respectively.

Estimated Amortization Expense of Intangible Assets, in thousands:

For the year ended 12/31/04	$87
For the year ended 12/31/05	$71
For the year ended 12/31/06	$23
For the year ended 12/31/07	$18
For the year ended 12/31/08	$15

6. FLOOR PLAN NOTES PAYABLE AND INTEREST EXPENSE

	12/31/03	12/31/02	12/31/01
		(in thousands)	
Floor plan notes payable	$ 38,003	$ 38,522	$ 32,463
Floor plan interest expense	$ 1,632	$ 1,713	$ 2,548

Since March 15, 2001, Hometown has a floor plan line of credit at each dealership with Ford Motor Credit Corporation ("FMCC"). The FMCC floor plan agreement provides financing for vehicle purchases and is secured by and dependent upon new and used vehicle inventory levels. Maximum availability under the FMCC agreement is a function of new and used car sales and is not a pre-determined amount. As of December 31, 2003 Hometown's floor plan liability with FMCC is $38.0 million. The FMCC agreement has no set maturity date and it is the intention of Hometown to continue with this financing on an ongoing basis.

For the first year of the agreement, through May 2002, the FMCC floor plan loans carried an interest rate of prime less 0.75% for new vehicles and prime less 0.50% for used vehicles. From March 15, 2001 through December 31, 2001, interest ranged from 4.00% to 7.25% for new vehicles and from 4.25% to 7.50% for used vehicles. From January 1, 2002 through May 31, 2002, interest was approximately 4.0% for new vehicles and 4.25% for used vehicles.

In June 2002, Hometown renewed its floor plan agreement with FMCC and is now subject to the FMCC standard financing agreement which provides for floor plan loans for new and used vehicles that have variable interest rates that increase or decrease based on movements in the prime or LIBOR borrowing rates and FMCC financing volume. At December 31, 2003, interest rates were approximately 3.75% for new vehicles and 5.75% for used vehicles. At December 31, 2002, interest rates were approximately 4.25% for new vehicles and 6.0% to 6.5% for used vehicles. The average interest rate was approximately 4.25% for 2003 compared to 5.20% for 2002.

Prior to March 15, 2001, Hometown had a revolving line of credit with GE Capital Corporation ("GECC"). The GECC agreement provided financing for Hometown's vehicle purchases as well as operating expenses. Interest rates on the GECC floor plan arrangements ranged from 9.2% to 9.9% during 2001, through its close in March 2001. The arrangement included a swing line that handled daily loan activity. The balance of the swing line was swept into the floor plan line once monthly. The interest rates on the swing line ranged from 9.1% to 9.6% during 2001.

Automobile manufacturers periodically provide floor plan interest assistance, or subsidies, which reduce the dealer's cost of financing. The accompanying consolidated financial statements reflect interest expense gross. Floor plan interest assistance was $1.6 million, $1.7 million and $1.6 million for the years ended December 31, 2003, 2002 and 2001, respectively, and is recorded as a reduction of cost of sales when the vehicle is sold. Of these amounts, $0.3 million, $0.3 million and $0.2 million was recorded as a reduction of inventory at December 31, 2003, 2002 and 2001, respectively.

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

	12/31/03	12/31/02
	(in thousands)	
Real estate mortgage note payable, due in monthly installments including interest at 10.0%, maturing May 1, 2014.	$7,872	$8,258
Real estate capital lease obligations, due in monthly installments including interest at 10.0%, maturing in December 2013. See Note 8.	4,163	4,394
Capital lease obligations on rental vehicles, due in monthly installments including interest ranging from 3.8% to 5.5%, maturing on various dates through April 2008.	811	1,153
Notes payable on rental vehicles, due in monthly installments including interest of 6.5%, maturing on December 2005.	96	158
Note payable to the former owner of one of the Acquisitions, due in monthly installments including interest at 10.0%, paid July, 2003, related to a non-compete agreement.	-	68
Mortgage note payable, due in monthly installments including interest at 10.5%, paid in July 2003, relating to assets held for sale.	-	58
Various due in monthly installments including interest ranging from 5.3% to 15.6%, maturing on various dates through October 2008.	130	134
	13,072	14,223
Less: Current portion	996	1,164
Total Long Term Debt and Capital Lease Obligations (a)	$12,076	$13,059

(a) Hometown is subject to certain financial covenants related to its real estate mortgages.

Maturities of long-term debt and capital lease obligations for each of the next five years and thereafter are as follows:

Year ending December 31,	Aggregate Obligation
	(in thousands)
2004	$996
2005	1,053
2006	1,066
2007	1,089
2008	1,045
Thereafter	7,823

The real estate capital lease obligations are subject to CPI adjustments effective January 1, 2004 and January 1, 2009, which are not reflected in the amounts above. The CPI adjustments will be reflected as interest expense in Hometown's consolidated statements of operations in future periods. The CPI adjustment effective January 1, 2004 will result in an increase in interest expense of approximately $108,000, $108,000, $108,000, $108,000, $108,000 and $539,000, for the years ending December 31, 2004, 2005, 2006, 2007, 2008 and thereafter, respectively.

8. CAPITAL LEASES

The following is an analysis of the leased property under capital leases by major classes:

	Asset Balances at December 31, 2003	2002
	(in thousands)	
Rental and loaner vehicles	$ 928	$ 1,361
Less: Accumulated Amortization	(117)	(208)
Net rental and loaner vehicles (included in Inventories)	$ 811	$ 1,153
Buildings	$ 5,180	$ 5,180
Less: Accumulated Amortization	(1,820)	(1,484)
Net Buildings (included in Property & Equipment)	$ 3,360	$ 3,696

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2003:

Year ending December 31,	Minimum Lease Payments
	(in thousands)
2004	$ 1,154
2005	1,154
2006	1,154
2007	1,072
2008	896
Thereafter	4,319
Total minimum lease payments	9,749
Less: Amount representing estimated executory costs, included in total minimum lease payments	(185)
Net minimum lease payments	9,564
Less: Amount representing interest	(4,590)
Present value of net minimum lease payments *	$ 4,974

* Reflected in the balance sheet as current and non-current obligations under capital leases of $467 and $4,507, respectively.

9. RELATED PARTY TRANSACTIONS

Leases

Certain officers of Hometown lease to the dealerships the premises under various leases, two of which are classified as capital leases. See Notes 4, 8 and 13. In connection with the acquisition in 1999 of real estate used by Baystate Lincoln Mercury, Hometown guaranteed the mortgage debt of Rellum Realty Company. The 1999 guaranty was given in substitution for a February 1998 guaranty of that debt by the Muller Group, a subsidiary of Hometown. As of December 31, 2003 the mortgage debt balance is $4.7 million and the capital lease obligation recorded by Hometown is $4.2 million. Hometown makes annual lease payments of $756,000, increasing to approximately $864,000 effective January 1, 2004, to the landlord. The annual mortgage payments made by the landlord total approximately $774,000. The mortgage matures March 2013.

Due from related parties, included in Other Assets, are as follows:

	12/31/03	12/31/02
	(in thousands)	
Note receivable from a company owned by an officer of Hometown, non-interest bearing with payment due monthly of $3,000.	$ 49	$ 85
Other, net	28	37
Total	$ 77	$ 122

10. CAPITAL STRUCTURE AND PER SHARE DATA

Preferred Stock

Hometown's Certificate of Incorporation provides that its Board of Directors has the authority, without further action by the holders of the outstanding Common Stock, to issue up to two million shares of Preferred Stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series. As of December 31, 2003 and 2002, Hometown does not have any Preferred Stock outstanding. The designations, rights and preferences of any Preferred Stock would be set forth in a Certificate of Designation which would be filed with the Secretary of the State of Delaware.

Common Stock – Class A and Class B

The Class A Common Stock and the Class B Common Stock each have a par value of $.001 per share and are identical in all respects, except voting rights and the convertibility of the Class B Common Stock. Subject to any special voting rights of any series of Preferred Stock that may be issued in the future, the holders of Class A Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to ten votes per share. Except as otherwise required by law, both Class A Common Stock and Class B Common Stock vote together as one class on all matters to be voted on by stockholders of Hometown, including the election of directors. Class A Common Stock is not convertible. The Class B Common Stock is convertible into Class A Common Stock on a share for share basis, at any time at the election of the holder and is automatically converted into Class A Common Stock upon any transfer to a person who is not then an officer or director of Hometown or of a subsidiary of Hometown. All of the outstanding shares of Class B Common Stock represent approximately 91% of the aggregate voting power of Hometown. Executive officers and directors control approximately 33% of the aggregate voting power of Hometown. Neither class of Common Stock has redemption, preemptive or sinking fund rights. Holders of both classes of Common Stock are entitled to dividends as and when declared by the Board of Directors from funds legally available therefore and, upon liquidation, dissolution or winding up of Hometown, to participate ratably in all assets remaining after payment of all liabilities. All shares of Common Stock issued and outstanding are fully-paid and non-assessable.

In the fourth quarter of 2002, Hometown's Board of directors authorized a stock buy-back program to acquire up to 350,000 shares of outstanding common stock. The program has since lapsed and no shares were acquired under the program.

Warrants

In connection with a Private Equity Financing in July 2001, Hometown issued warrants that entitled the holders to purchase up to 487,498 shares of Class A Common Shares at a purchase price of $1.20 per share, exercisable over a three-year period.

Per Share Data

"Basic earnings (loss) per share" is computed by dividing net income (loss) by the weighted average common shares outstanding. "Diluted earnings (loss) per share" is computed by dividing net income (loss) by the weighted average common shares outstanding adjusted for the incremental dilution of potentially dilutive securities. Options and warrants to purchase approximately 1,112,000, 1,378,000 and 1,283,000 shares of common stock were outstanding during 2003, 2002 and 2001, respectively. Basic and diluted weighted average shares for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Year Ended December 31,		
	2003	2002	2001
Basic, Weighted Average Shares	7,175,105	7,175,105	6,592,436
Common Stock Equivalents	40,387	-	-
Diluted, Weighted Average Shares	7,215,492	7,175,105	6,592,436

The common stock equivalents are options whose exercise price is less than the average market price of the common shares during the period. In 2003, options and warrants to purchase 842,000 shares of Hometown common stock were excluded from the calculation of diluted income per share due to the options and warrant prices being greater than the average market price of the common shares during the period. In 2002 and 2001, options and warrants to purchase 1,378,000 and 1,283,000 shares, respectively, of Hometown common stock were excluded from the calculation of diluted (loss) per share due to the effect being anti-dilutive.

The basic and diluted income per share for the year ended December 31, 2003 is $0.33. The basic and diluted (loss) per share for the year ended December 31, 2002 is $(3.20), which includes basic and diluted income per share before cumulative effect of accounting change of $0.10 and basic and diluted (loss) per share for a cumulative effect of accounting change of $(3.30), resulting from the goodwill impairment charge associated with the implementation of SFAS 142. The basic and diluted (loss) per share for the year ended December 31, 2001 is $(0.32). See Note 5 to the consolidated financial statements for the effect of recognition of an impairment of the carrying value of its goodwill in 2002, in accordance with SFAS 142.

11. INCOME TAXES

	12/31/03	12/31/02	12/31/01
		(in thousands)	
Federal:			
Current	$ 60	$ -	$ (377)
Deferred	205	428	(485)
State:			
Current	347	19	(20)
Deferred	(85)	24	(132)
Total Income Taxes	$ 527	$ 471	$ (1,014)

Actual income tax expense differs from income tax expense computed by applying a U.S. federal statutory corporate tax rate of 34% to income (losses) before income taxes as follows:

	12/31/03	12/31/02	12/31/01
Provision at the statutory rate	34.0%	34.0%	(34.0%)
Increase (decrease) resulting from:			
State income tax, net of benefit for Federal deduction	6.0%	2.3%	(3.1%)
Change in valuation allowance (a)	(15.5%)	-	-
Non-deductible goodwill	-	-	4.9%
Adjustment for prior year over accruals	(6.3%)	-	-
Other	(0.1%)	1.5%	-
Effective tax rate	18.1%	37.8%	(32.2%)

(a) The change in valuation allowance is primarily due to goodwill that was deducted related with the sale of the Chrysler/Jeep Sales and Service Franchise as well as amortization of goodwill for tax purposes.

Deferred income taxes are provided for temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax assets and liabilities result principally from the following:

	12/31/03	12/31/02
	(in thousands)	
Deferred income taxes and taxes receivable – short-term:		
Current net operating loss carryforward	$ 162	$ 478
Reserves and accruals not deductible until paid	887	459
Tax on current portion of deferred revenue	244	205
Tax prepayments and prior year overpayments	56	103
Total	$ 1,349	$1,245
Deferred tax assets – long-term (a):		
Tax assets related to goodwill	$ 2,643	$ 3,169
Net operating loss carryforward	999	1,323
Tax on long term portion of deferred revenue	291	290
Deferred tax on capital leases treated as operating leases for tax purposes	321	284
Other	98	-
Valuation allowance (b)	(3,642)	(4,092)
Total	$ 710	$ 974
Deferred tax liabilities – long-term:		
Depreciation	$ (125)	$ (73)
Other	-	(45)
Total	$ (125)	$ (118)
Net deferred tax assets – short term	$1,293	$1,142
Net deferred tax assets – long term	4,227	4,948
Valuation allowance on long-term assets	(3,642)	(4,092)
Net deferred tax asset	$1,878	$1,998

(a) Long-term deferred tax assets are recorded in other assets in the consolidated balance sheets.

(b) Hometown has provided a full valuation allowance on the deferred tax asset related to tax deductible unamortized goodwill and a partial valuation allowance on its net operating losses because the realization of these assets are not assured. The deferred tax asset related to goodwill was recorded in connection with the adoption of SFAS 142 in 2002, discussed in Note 5. Hometown reduced its valuation allowance in 2003 due to income earned in that year and projected income for 2004.

12. ADVERTISING AND PROMOTION

Hometown expenses advertising and promotion as incurred. Advertising and promotion expenses included in Selling, General and Administrative Expenses, net certain of manufacturers' rebates and assistance, were approximately $ 3.5 million, $2.9 million and $3.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. Manufacturers advertising rebates and assistance recorded as a reduction of advertising expense was approximately $0.7 million, $0.6 million and $0.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Certain manufacturers will charge Hometown for national and regional advertising in the invoice price of the vehicle. These charges are included in the cost of vehicles sold by Hometown. The expense is recognized in cost of sales upon the sale of the vehicle.

Certain manufacturers will reimburse the dealerships for a portion of these advertising costs upon providing the manufacturer documentation of advertising performed by the dealership according to the manufacturers advertising and marketing program guidelines. These rebates were $0.7 million in 2003 and were recorded as a reduction of advertising expense. Other manufacturers reimburse dealerships a flat amount of the advertising charged without any advertising required by the dealerships. In 2003, in accordance with EITF Issue No. 02-16, these amounts are reflected as a reduction of the inventory amount and as a reduction of cost of sales upon sale of the vehicle. Approximately $0.3 million has been reflected as a reduction of cost of sales in 2003. In prior years these amounts were reflected as a reduction of advertising expense. In November 2002, the EITF reached a final consensus on EITF Issue No. 02-16, resulting in certain co-op advertising recoveries, which would previously have been recorded as a reduction of SG&A, being recorded as a reduction of cost of sales, buying and occupancy.

13. OPERATING LEASES

Hometown has executed leases for the premises occupied by its dealerships. Certain of the leases are with related parties. Hometown also has operating leases relating to its data processing equipment. The minimum rental commitments required under these operating leases after December 31, 2003 are as follows:

Year ending December 31,	Total Obligation	Related Parties	Other
		(in thousands)	
2004	$ 2,037	$ 1,041	$ 996
2005	1,841	1,041	800
2006	1,589	1,041	548
2007	1,527	1,041	486
2008	1,414	1,041	373
Thereafter	5,205	5,205	-
Total (1)	$ 13,613	$ 10,410	$ 3,203

(1) Minimum rental commitments have not been reduced by minimum sub-lease rentals of $180,000 per year, expiring June 30, 2005. The sub-tenant stopped paying this rent June 30, 2002. See Note 15. Minimum rental commitments have not been reduced by minimum sub-lease rentals for a second location of $20,000 per year, expiring November 2005.

Total expense for operating leases and rental agreements was $1,851,000, $1,938,000 and $2,085,000 for the years ending December 31, 2003, 2002 and 2001, respectively. Rental expense for the years ending December 31, 2003, 2002 and 2001, does not include sub-lease income received of $3,000, $93,000 and $120,000, respectively.

Total expense for operating leases and rental agreements with related parties was $912,000, $912,000 and $912,000 for the years ending December 31, 2003, 2002 and 2001, respectively.

14. COMMITMENTS AND CONTINGENCIES

Litigation

In May 2001, Hometown's wholly-owned subsidiary Morristown Auto Sales, Inc. ("Morristown") assigned the lease for the premises, where it was operating its Lincoln Mercury dealership in Morristown, New Jersey to Crestmont MM, L.P. (the "Assignee"). On or about July 12, 2002, Morristown received notice from the landlord that the Assignee had not paid the required monthly rent, maintained the premises in accordance with the lease, nor provided the required insurance for the premises. In September 2002, Hometown received notice of a complaint filed by the landlord against Hometown, Morristown and certain former officers seeking payment of rent and other obligations through June 2005. In October 2002, Morristown filed a complaint against the Assignee to recover any potential damages from the Assignee as provided under the lease assignment. The Assignee has made a claim against Hometown for breach of the assignment agreement and misrepresentation of the use of the subject property. The Assignee has also brought a claim against Morristown's president, Hometown's Chief Executive Officer, for misrepresentation. Total anticipated costs for the remainder of the lease term, through June 2005, is $540,000 for rent plus certain other costs. Hometown believes it has meritorious defenses to the claim and cross-claim and intends to vigorously defend this action. In addition, the landlord has leased the premises to another tenant for the period from January 29, 2003 through January 29, 2005 for a total of $240,000, thereby significantly reducing Morristown's exposure to a damages judgment for lost rent. The landlord has also amended its complaint to state a claim directly against the assignee. Hometown does not believe that the eventual outcome of the case will have a material adverse effect on Hometown's consolidated financial position or results of operations.

On or about February 7, 2001, Salvatore A. Vergopia and Edward A. Vergopia, former directors and executive officers of Hometown, and Janet Vergopia, the wife of Salvatore A. Vergopia (the "Vergopias") filed a complaint in the Superior Court of New Jersey in Bergen County, against Hometown, its officers and directors, certain holders of its Class B common stock, and certain other unnamed persons, alleging breach of two employment agreements, wrongful termination of employment, breach of a stockholders' agreement and certain other wrongful conduct, including age discrimination and breach of fiduciary duty. The Vergopias are seeking back pay, front pay, compensatory, consequential and punitive damages, for an unspecified amount as well as, reinstatement, injunctive and other legal and equitable relief. Salvatore A. Vergopia and Edward A. Vergopia have also commenced a second action for defamation against Hometown and its Chief Executive Officer, which has been consolidated with the action initially filed.

Litigation counsel has been retained by our insurers to represent us in this action. A motion has been granted such that only a single shareholder remains as an individual shareholder defendant. Also, Hometown has filed counterclaims to recover damages associated with the Vergopias breaches of certain agreements, as well as breaches of their fiduciary duties. Discovery is proceeding in this action.

Litigation counsel for Hometown has also been advised that the Vergopias have filed a third action against Hometown and its Chief Executive Officer claiming defamation and tortious interference with contract arising out of a letter allegedly sent to one of Hometown's automobile manufacturers. As of March 11, 2004 neither Hometown nor its Chief Executive Officer have received service of process in this third action. However, Hometown presently believes it involves damage claims that are similar to those already made in the two pending actions in the Superior Court of New Jersey in Bergen County.

We believe that the Vergopias commenced these actions in response to our dismissal of both Salvatore A. Vergopia and Edward A. Vergopia from their officerships and employment positions with us. We believe we have meritorious defenses and are vigorously defending this action. Hometown does not believe that the eventual outcome of the case will have a material adverse effect on Hometown's consolidated financial position or results of operations.

Universal Underwriters Group ("Universal"), Hometown's insurance provider, commenced a lawsuit against The Chubb Group of Insurance Companies ("Chubb"), Hometown's Director and Officer Liability Insurance provider, Hometown, certain officers, directors and shareholders of Hometown and the Vergopias seeking a declaration of its coverage obligations with respect to the suit brought by the Vergopias discussed above. The suit has been consolidated with the suit brought by the Vergopias for discovery and case management purposes. Universal originally acknowledged its obligation to defend and indemnify Hometown against the Vergopias claims and engaged separate counsel to represent Hometown and its directors. Universal is now seeking to limit its obligations under the comprehensive insurance policy as well as require Chubb to share in defense and indemnity obligations. Hometown originally commenced an action seeking affirmative declaration of its rights under its policy with Universal, but allowed this action to be stayed pending a resolution of the action brought by Universal. Hometown has brought counterclaims against Universal and a cross-claim for declaratory judgment against Chubb. Hometown maintains that the insurers are obligated to defend and indemnify on all claims brought by the Vergopias. Hometown's former counsel and assistant secretary has been added to the case as a defendant in the action and has made cross-claims against Hometown demanding indemnification for claims made by the Vergopias against him in the underlying action. Discovery is ongoing on this matter. Hometown believes it has meritorious claims and is vigorously defending this action and prosecuting its counterclaims and cross-claims. Hometown does not believe that the eventual outcome of the case will have a material adverse effect on Hometown's consolidated financial position or results of operations.

In July 2002, Hometown received notice of a complaint filed by the Trust Company of New Jersey ("Trust Company") for payment under certain guaranty agreements allegedly made by Hometown's wholly-owned subsidiary Westwood Lincoln Mercury Sales, Inc. ("Westwood") in favor of Trust Company in connection with a sale of vehicles in 1998. Trust Company was seeking approximately $390,000 plus other costs totaling approximately $70,000. On January 27, 2004, without admissions of liability by any party, Hometown and Trust Company reached a settlement agreement whereby Hometown will pay Trust Company $162,500 in installments, payable through January 2007. This liability is included in Accounts Payable and Accrued Expenses in Hometown's Consolidated Balance Sheet at December 31, 2003.

Hometown from time to time may be a defendant in lawsuits arising from normal business activities. Management reviews pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on Hometown's consolidated financial position or results of operations.

Guarantees

Hometown guarantees or partially guarantees loans advanced by financial institutions to certain customers. It is Hometown's policy to provide reserves for potential future default losses based on available historical information.

One of Hometown's dealerships, prior to fiscal 2000, had entered into various arrangements whereby Hometown guaranteed or partially guaranteed loans advanced by financial institutions to certain customers as follows:

(i) Portfolio of 7 customer's limousine vehicle loans granted by Ford Motor Credit Co. As of December 31, 2003, Hometown fully and partially guaranteed limousine vehicle loans aggregating approximately $26,000.

(ii) Portfolio of 4 vehicle loans, granted by a financial institution, to various customers of the dealership with below average credit. As of December 31, 2003, Hometown fully guaranteed vehicle loans associated with these customers aggregating approximately $7,000.

The guarantees in (i) and (ii) above are related to loans whereby Hometown is required to pay the remaining loan balance upon default by the customer. As of December 31, 2003, Hometown has reserved $11,000 against a total maximum payout of $33,000 for these loans. The reserve amount represents loans that are currently delinquent. Hometown would expect to realize proceeds from the sale of these vehicles upon repossession of such vehicle. The amount of proceeds, if any, is undetermined due to not knowing the condition of the vehicles.

There are also 6 loans whose liens were not properly perfected totaling approximately $71,000 as of December 31, 2003. Hometown will be required to pay the remaining loan balance should the customers default on their payments. Hometown is working to perfect these liens and has taken steps to prevent this from occurring in the future. Hometown has reserved $13,000 for these loans. The reserve amount represents loans that are currently delinquent. Hometown would expect to realize proceeds from the sale of these vehicles upon repossession of such vehicle. The amount, if any, is undetermined due to not knowing the condition of the vehicle.

Hometown will continue to provide a reserve for potential future default losses associated with the guarantees based on available historical information. The reserve continues to decrease as the loans are paid off and due to no new loan guarantees being provided by Hometown to customers with below average credit.

In connection with the acquisition in 1999 of real estate used by Baystate Lincoln Mercury, Hometown guaranteed the mortgage debt of Rellum Realty Company. The 1999 guaranty was given in substitution for a February 1998 guaranty of that debt by the Muller Group, a subsidiary of Hometown. In the event of default by Rellum Realty Company, Hometown is required to make the mortgage payments, but does not take ownership of the property. As of December 31, 2003 the mortgage debt balance is $4.7 million. Hometown makes annual lease payments of $756,000 to the landlord, increasing to approximately $864,000 effective January 1, 2004. The annual mortgage payments made by the landlord total approximately $774,000. The mortgage matures March 2013. The lease was recorded as a capital lease. The capital lease obligation is $4.2 million at December 31, 2003. See Notes 7 and 8 to the consolidated financial statements.

Warranties

Hometown's new vehicle sales and certain used vehicle sales have manufacturer warranties that specify coverage and period. In these instances, Hometown is reimbursed by the manufacturer for the cost of parts and service on the vehicle covered by these warranties, as specified by the manufacturer. Hometown also provides a limited warranty on used vehicles sold at retail. The warranty period is as agreed upon by the customer and may be subject to a minimum period as mandated by the state. The typical warranty period ranges up to three months. Hometown also sells parts and service. Manufacturer parts are covered by limited warranties, as specified by the manufacturer. Service also has a limited warranty; whereby the part and certain labor costs are covered under the limited manufacturer warranty. Also, certain Hometown dealerships provide a three or five year 100,000-mile limited warranty on new and/or used vehicles. The cost of this warranty is charged to the cost of sale of the vehicle. The warranty covers certain parts and service for three or five years or until the vehicle reaches an odometer reading of 100,000 miles, whichever comes sooner. The warranty is insured, making the cost of the warranty fixed for Hometown. The insurance company pays costs associated with the warranty work to Hometown. An insurance company that is wholly owned by Ford Motor Company reinsures the insurance policy. If the insurance company were to fail, Hometown would be responsible for the costs of the service. Hometown has not recorded any additional reserve for this warranty program.

Hometown records a reserve referred to as "policy" for used vehicle warranties and the labor portion of service warranties based on available historical information. At December 31, 2003 and 2002, Hometown has a reserve of $175,000 and $172,000, respectively. The reserve is based on the last three months of used vehicle units sold and the average cost of repairs over the last twelve months. While Hometown believes its estimated liability for product warranties is adequate and that the judgment applied is appropriate, the estimated liability for product warranties could differ materially from future actual warranty costs.

Reserve for Policy Work	Balance At Beginning of Year	Additions To Costs and Expenses	Deductions	Balance At End of Year
Year Ended 12/31/03	$172,000	$785,000	$(782,000)	$175,000
Year Ended 12/31/02	$226,000	$800,000	$(854,000)	$172,000
Year Ended 12/31/01	$158,000	$947,000	$(879,000)	$226,000

Other revenues generated by sales of extended service plans, finance, insurance and other do not have any Hometown warranties attached to the sale, except for certain sales in Connecticut dealerships discussed in "Finance, Insurance and Service Contract Income Recognition" above.

Franchise Agreements

On March 8, 2004, Toyota Motor Sales, U.S.A., Inc. notified Hometown that the current Toyota Dealer Agreement was extended through June 18, 2004. Hometown is currently reviewing the proposed new Toyota Dealer Agreement and anticipates executing that agreement prior to the expiration of the current agreement. Previously on March 13, 2003, Hometown was notified by Toyota Motor Sales, U.S.A., that Hometown must correct certain operational deficiencies or make substantial progress toward rectifying such deficiencies. Toyota had previously expressed concerns that the financial resources of the Toyota dealerships were being used to finance the cash flow deficits of affiliated companies and that because of this the financial health of the Toyota dealerships were detrimentally affected by a net working capital deficiency. Toyota requested and Hometown provided a written action plan and consolidated financial forecast. Toyota also expressed concerns about the impact of Ford Motor Credit's financing terms upon the Toyota dealerships and the existing litigation, including the Vergopia's as discussed above in Item 3. - Legal Proceedings, Item 7. - Managements Discussion and Analysis – Litigation and in Note 14 to the consolidated financial statements. Hometown developed and implemented plans to correct the operational deficiencies that would bring Hometown into compliance. Hometown has obtained written confirmations from Ford Motor Credit in response to Toyota's requests for information relating to financing arrangements. In addition, Hometown has improved net working capital through the sale of a Chrysler/Jeep Sales and Service Franchise (Note 17 to the consolidated financial statements) and advances on warranty income from Hometown's Extended Service Plan vendor. Hometown has been in regular contact with Toyota to review the efforts of Hometown to resolve the deficiencies alleged by Toyota. The two Toyota dealerships for the fiscal year ended December 31, 2003 had combined revenues of $105.1 million and pre-tax income before allocation of corporate costs of $2.3 million. Hometown believes that it has corrected the alleged net working capital deficiency for the Toyota dealerships, that it has alleviated the concerns expressed by Toyota and that Hometown will enter into a new dealer agreement with Toyota Motor Sales, U.S.A prior to the expiration of the current dealer agreement.

15. EMPLOYEE BENEFIT PLANS

Hometown maintains the Hometown Auto Retailers, Inc. 401(k) Plan (the "Plan") for the benefit of eligible employees, as defined. Participants may make voluntary contributions of up to 15% of their compensation, subject to certain IRS limitation. Hometown may make annual matching contributions to the Plan at its discretion. Hometown made contributions of $24,000, $0 and $0 for the years ended December 31, 2003, 2002 and 2001.

16. STOCK OPTION PLAN

In February 1998, as further amended in August 2002, in order to attract and retain persons necessary for the success of Hometown, Hometown adopted its 1998 Stock Option Plan (the "Stock Option Plan") covering up to 830,000 shares of Class A Common Stock. Pursuant to the Stock Option Plan, officers, directors, key employees of Hometown and consultants to Hometown are eligible to receive incentive and/or non-incentive stock options. The Stock Option Plan, which expires in January 2008, is administered by the Board of Directors or a committee designated by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions relating to the purchase of options will be determined by the Board of Directors, or a committee thereof, in its sole discretion. Stock options granted under the Stock Option Plan are exercisable for a period of up to ten years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant, except that the term of an incentive stock option granted under the Stock Option Plan to a stockholder owning more than 10% of the outstanding Common Stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the Common Stock on the date of the grant.

The following tables summarizes information about stock option activity and amounts:

	Number of Shares	Weighted Average Price per Share	Weighted Average Fair Value
Balance at December 31, 2000	302,000	$ 7.24	
Options Granted	368,000	1.69	$ 0.33
Canceled	(54,250)	4.42	
Balance at December 31, 2001	615,750	$ 4.17	
Options Granted	120,000	.51	$ 0.33
Canceled	(25,000)	2.97	
Balance at December 31, 2002	710,750	$ 3.60	
Options Granted	100,000	0.38	$ 0.27
Canceled	(186,250)	7.47	
Balance at December 31, 2003	624,500	$ 1.93	
Exercisable at December 31, 2001	283,668	$ 7.18	
Exercisable at December 31, 2002	414,914	$ 5.26	
Exercisable at December 31, 2003	413,000	$ 2.45	

Range of Exercise Prices	Number of Options Outstanding at 12/31/03	Weighted Average Remaining Life	Weighted Average Exercise Price Per Share	Options Exercisable at 12/31/03	Weighted Avg. Exercise Price
$0.34 to $0.65	220,000	4.98	$ 0.45	100,001	$ 0.50
$0.68 to $1.50	202,250	3.66	$ 1.10	148,166	$ 1.11
$2.25 to $3.00	142,250	2.13	$ 2.41	104,833	$ 2.46
$9.00	60,000	0.25	$ 9.00	60,000	$ 9.00
	624,500	3.45	$ 1.93	413,000	$ 2.45

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for pro forma footnote purposes.

In 2003, the dividend yield was assumed to be 0%, the risk-free interest rate ranged from 3.0% to 3.2%, the expected option life was 5 to 10 years and the expected volatility was 75%. In 2002, the dividend yield was assumed to be 0%, the risk-free interest rate ranged from 3.4% to

4.4%, the expected option life was 5 years and the expected volatility was 75%. In 2001, the dividend yield was assumed to be 0%, the risk-free interest rate ranged from 4.0% to 4.98%, the expected option life was 5 years and the expected volatility was 75%.

See Note 2 for impact of accounting for stock options using the fair value method of accounting according to SFAS 123.

17. OTHER INCOME / OTHER EXPENSE – SALE OF CHRYSLER/JEEP SALES AND SERVICE FRANCHISE

The significant components of Other Income and Other Expense are:

	12/31/03	12/31/02	12/31/01
		(in thousands)	
Other Income:			
Gain on sale of Sales and Service Franchise	$ 936	$ -	$ -
Gain on sale of Morristown Franchise	-	-	254
Insurance claim proceeds	8	40	-
Other	12	12	-
Total Other Income	$ 956	$ 52	$ 254
Other Expense:			
Impairment of Assets	$ -	$ (150)	$ -
Miscellaneous	(3)	(8)	(8)
Total Other Expense	$ (3)	$ (158)	$ (8)

On June 3, 2003 Hometown sold the Chrysler/Jeep Sales and Service Franchise for its Waterbury, CT store for $950,000 in cash. The transaction resulted in Hometown recording a $936,000 gain on the sale and is included in Other Income in Hometown's Consolidated Statement of Operations for the year ended December 31, 2003. Hometown will continue to use the property for the sale of used cars. The lease for the property expires in 2013. Hometown wrote off the goodwill associated with this franchise in 2002. See Note 5.

As of December 31, 2002, Hometown recorded a $150,000 asset impairment charge to write-down the asset to fair value for assets that are held for sale. See Notes 2 and 3. The impairment charge is included in Other Expense in Hometown's Consolidated Statements of Operations for the year ended December 31, 2002.

In January 2001, Hometown sold the franchise for its Morristown, NJ store back to Lincoln Mercury for $0.7 million in cash. Hometown received the purchase price plus $40,000 for parts returned, and paid out a broker's commission of $35,000. The transaction resulted in Hometown recording a $254,000 gain on the sale, which is included in Other Income in Hometown's Consolidated Statements of Operations for the year ended December 31, 2001.

18. ACQUISITIONS

On April 1, 1999, Hometown acquired Newburgh Toyota. The purchase price was $2.9 million in cash, 100,000 shares of Hometown Class A Common Stock and the assumption of floor plan and various other debt for the fully capitalized operation. The acquisition resulted in goodwill of approximately $2.7 million. See Note 5.

Hometown guaranteed that stock issued in connection with this acquisition will have a market value of at least $1,000,000 by March 31, 2001. Such amount was included in the original purchase accounting. On June 28, 2001, an agreement was signed with the former owners settling the guarantee whereby Hometown issued 200,000 shares of Hometown stock and paid $240,000, paid in monthly installments through December 31, 2002 and a monthly profit sharing payment equal to 20% of Newburgh Toyota's monthly pre-tax income over $57,142 for the period from April 1, 2001 to December 31, 2002. In accordance with APB No. 16, the issuance of the 200,000 shares and the cash settlement did not result in a change in purchase accounting as the original purchase accounting contemplated the guaranteed stock price and because the settlement is outside the allocation period. The cash settlement is being accounted for as a period expense. At December 31, 2002 all amounts related to the guaranty have been paid.

QUARTERLY FINANCIAL DATA
For the years ended December 31, 2003 and 2002
(in thousands, except per share data)
(unaudited)

2003

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total Year
Net Sales	$ 60,320	$ 78,103	$ 78,180	$ 63,174	$ 279,777
Gross profit	8,960	10,699	10,835	9,253	39,747
Income (loss) before taxes	(187)	1,816	1,053	223	2,905
Net income (loss)	$ (121)	$ 1,083	$ 832	$ 584	$ 2,378
Per share information:					
Earnings (loss) per share, basic	$ (0.02)	$ 0.15	$ 0.12	$ 0.08	$ 0.33
Earnings (loss) per share, diluted	$ (0.02)	$ 0.15	$ 0.12	$ 0.08	$ 0.33
Weighted average shares, basic	7,175.1	7,175.1	7,175.1	7,175.1	7,175.1
Weighted average shares, diluted	7,175.1	7,175.1	7,212.1	7,299.7	7,215.5

2002

	1st Qtr. (Restated)*	2nd Qtr.	3rd Qtr.	4th Qtr.	Total Year
Net Sales	$ 65,093	$ 73,002	$ 74,348	$ 57,296	$ 269,739
Gross profit	9,607	10,101	10,462	8,497	38,667
Income (loss) before taxes and cumulative effect of accounting change	405	509	879	(546)	1,247
Income (loss) before cumulative effect of accounting change	235	309	558	(326)	776
Cumulative effect of accounting change	(23,708)	-	-	-	(23,708)
Net income (loss)	$ (23,473)	$ 309	$ 558	$ (326)	$ (22,932)
Per share information:					
Earnings (loss) per share, basic					
Before cumulative effect of accounting change	$ 0.03	$ 0.04	$ 0.07	$ (0.05)	$ 0.10
Cumulative effect of accounting change	(3.30)	-	-	-	(3.30)
Earnings (loss) per share, basic	$ (3.27)	$ 0.04	$ 0.07	$ (0.05)	$ (3.20)
Earnings (loss) per share, diluted					
Before cumulative effect of accounting change	$ 0.03	$ 0.04	$ 0.07	$ (0.05)	$ 0.10
Cumulative effect of accounting change	(3.30)	-	-	-	(3.30)
Earnings (loss) per share, diluted	$ (3.27)	$ 0.04	$ 0.07	$ (0.05)	$ (3.20)
Weighted average shares, basic	7,175.1	7,175.1	7,175.1	7,175.1	7,175.1
Weighted average shares, diluted	7,175.1	7,175.1	7,175.1	7,175.1	7,175.1

*- Restated to reflect the adoption of SFAS 142.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Shareholders and Directors of Hometown Auto Retailers, Inc.

The audits referred to in our report dated March 11, 2004 relating to the consolidated financial statements of Hometown Auto Retailers, Inc., which is contained in Item 8 of this Form 10-K included the audits of the financial statement schedules for the years ended December 31, 2003 and 2002 listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based upon our audits.

In our opinion such financial statement schedules present fairly, in all material respects, the information set forth therein.

New York, New York
March 11, 2004

/s/ BDO Seidman, LLP
BDO Seidman, LLP

This is a copy of the audit report on schedule previously issued by Arthur Andersen LLP in connection with Hometown Auto Retailers, Inc.'s filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K, as Arthur Andersen LLP ceased providing audit services as of August 31, 2002. The consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 referred to in this report have not been included in the accompanying financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To Hometown Auto Retailers, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Hometown Auto Retailers, Inc. included in this annual report on Form 10K and have issued our report thereon dated April 12, 2002. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. This schedule is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 have been restated.

Stamford, Connecticut
May 23, 2002

ARTHUR ANDERSEN LLP

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2003, 2002 and 2001

Account Description	Balance at Beginning of Year	Additions charged to Costs and Expenses	Deductions, net of Write-offs	Other Adjustments (1)	Balance at End of Year
Reserve for finance contract charge-backs					
Year ended December 31, 2003	$162,000	$277,000	$(249,000)	$ -	$ 190,000
Year ended December 31, 2002	$113,000	$367,000	$(318,000)	$ -	$ 162,000
Year ended December 31, 2001	$ 96,000	$277,000	$(260,000)	$ -	$ 113,000
Reserve for insurance contract charge-backs					
Year ended December 31, 2003	$ 35,000	$14,000	$(14,000)	$ -	$ 35,000
Year ended December 31, 2002	$ 23,000	$37,000	$(25,000)	$ -	$ 35,000
Year ended December 31, 2001	$ 3,000	$39,000	$(19,000)	$ -	$ 23,000
Reserve for service contract charge-backs					
Year ended December 31, 2003	$96,000	$369,000	$(180,000)	$ -	$ 285,000
Year ended December 31, 2002	$134,000	$ 47,000	$ (85,000)	$ -	$ 96,000
Year ended December 31, 2001	$ 43,000	$203,000	$(112,000)	$ -	$134,000

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS – Continued
For the years ended December 31, 2003, 2002 and 2001

Account Description	Balance at Beginning of Year	Additions charged to Costs and Expenses	Deductions, net of Write-offs	Other Adjustments (1)	Balance at End of Year
Reserve for guarantees on finance Contracts					
Year ended December 31, 2003	$ 78,000	$ (21,000)	$ (33,000)	$ -	$ 24,000
Year ended December 31, 2002	$ 377,000	$ (99,000)	$(200,000)	$ -	$ 78,000
Year ended December 31, 2001	$1,205,000	$312,000	$(789,000)	$(351,000)	$ 377,000
Reserve for policy work expenses					
Year ended December 31, 2003	$172,000	$785,000	$(782,000)	$ -	$175,000
Year ended December 31, 2002	$226,000	$800,000	$(854,000)	$ -	$172,000
Year ended December 31, 2001	$158,000	$947,000	$(879,000)	$ -	$226,000
Allowance for doubtful accounts					
Year ended December 31, 2003	$207,000	$122,000	$ (29,000)	$ -	$300,000
Year ended December 31, 2002	$250,000	$ 76,000	$(119,000)	$ -	$207,000
Year ended December 31, 2001	$904,000	$109,000	$(763,000)	$ -	$250,000

(1) The adjustment of $351,000 to the Reserve for guarantees on finance contracts for the year ended December 31, 2001 represents a transfer to accounts payable for a portion of the liability that became fixed.

Exhibit 14.1

HOMETOWN AUTO RETAILERS, INC.
CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CHIEF ACCOUNTING OFFICER

A. SCOPE.

The Company has a Code of Business Conduct and Ethics applicable to all employees, officers and directors that establish standards addressing, among other things, business conduct, improper payments, the proper recording and disclosure of funds or assets, and financial reporting. The Code of Business Conduct and Ethics are applicable to the Hometown Auto Retailers, Inc. Chief Executive Officer, Chief Financial Officer and to the Chief Accounting Officer, or persons acting in such capacity, (collectively the "Covered Officers"). To further reinforce the Code of Business Conduct and Ethics, the Covered Officers are subject to the following Code of Ethics.

B. PURPOSE.

The Company is proud of the values with which it conducts business. It has and will continue to uphold the highest levels of business ethics and personal integrity in all types of transactions and interactions. To this end, this Code of Ethics serves to (1) emphasize the Company's commitment to ethics and compliance with the law; (2) set forth basic standards of ethical and legal behavior; (3) provide reporting mechanisms for known or suspected ethical or legal violations; and (4) help prevent and detect wrongdoing.

Given the variety and complexity of ethical questions that may arise in the course of business of the Company, this Code of Ethics serves only as a rough guide. Confronted with ethically ambiguous situations, the Covered Officers should remember the Company's commitment to the highest ethical standards and seek independent advice, where necessary, to ensure that all actions they take on behalf of the Company honor this commitment.

C. ETHICS STANDARDS.

1. Honest and Ethical Conduct.

The Covered Officers shall behave honestly and ethically at all times and with all people. They shall act in good faith, with due care, and shall engage only in fair and open competition, by treating ethically all competitors, suppliers, customers, and colleagues. They shall not misrepresent facts or engage in illegal, unethical, or anti-competitive practices for personal or professional gain.

This fundamental standard of honest and ethical conduct extends to the handling of conflicts of interest. The Covered Officers shall avoid any actual, potential, or apparent conflicts of interest with the Company and any personal activities, investments, or associations that might give rise to such conflicts. They shall not compete with or use the Company for personal gain, self-deal, or take advantage of corporate opportunities. They shall act on behalf of the Company free from improper influence or the appearance of improper influence on their judgment or performance of duties. A Covered Officer shall disclose any material transaction or relationship that reasonably could be expected to give rise to such a conflict to the Chair of the Audit Committee of Hometown Auto Retailer's Board of Directors. No action may be taken with respect to such transaction or party unless and until the Company's Audit Committee has approved such action.

2. Timely and Truthful Disclosure.

In reports and documents filed with or submitted to the Securities and Exchange Commission and other regulators by the Company, and in other public communications made by the Company, the Covered Officers shall make disclosures that are full, fair, accurate, timely, and understandable. The Covered Officers shall provide thorough and accurate financial and accounting data for inclusion in such disclosures. The Covered Officers shall not knowingly conceal or falsify information, misrepresent material facts, or omit material facts necessary to avoid misleading the Company's independent public auditors or investors.

3. Legal Compliance.

In conducting the business of the Company, the Covered Officers shall comply with applicable governmental laws, rules, and regulations at all levels of government in the United States and in any non-U.S. jurisdiction in which the Company does business, as well as applicable rules and regulations of self-regulatory organizations of which the Company is a member. If the Covered Officer is unsure whether a particular action would violate an applicable law, rule, or regulation, he or she should seek the advice of the Company's legal counsel before undertaking it.

D. VIOLATIONS OF ETHICAL STANDARDS.

1. Reporting Known or Suspected Violations.

The Covered Officers will promptly bring to the attention of the Chairman of the Company's Audit Committee any information concerning a material violation of any of the laws, rules or regulations applicable to the Company and the operation of its businesses, by the Company or any agent thereof, or of violation of the Rules of Conduct, or the Code of Ethics. Reports of violations will be investigated by the Company's legal counsel and the findings communicated to the Company's Audit Committee.

2. Accountable for Violations.

If the Company's Audit Committee determines that this Code of Ethics has been violated, either directly, by failure to report a violation, or by withholding information related to a violation, it may discipline the offending Covered Officer for non-compliance with penalties up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in criminal penalties and civil liabilities for the offending Covered Officer and the Company.

Exhibit 14.2

HOMETOWN AUTO RETAILERS, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics applies to all of the employees, officers and directors of Hometown Auto Retailers, Inc. and its subsidiaries. Any employee or officer who violates the letter or spirit of these policies is subject to disciplinary action, up to and including termination of employment.

Every employee, officer and director has the responsibility to obey the law and act honestly and ethically. To that end, this Code of Business Conduct and Ethics is a guide that is intended to sensitize employees, officers and directors to significant legal and ethical issues that arise frequently and to the mechanisms available to report illegal or unethical conduct. It is not, however, a comprehensive document that addresses every legal or ethical issue that an employee, officer or director may confront, nor is it a summary of all laws and policies that apply to Hometown's business. Ultimately, no code of business conduct and ethics can replace the thoughtful behavior of an ethical employee, officer or director.

Please read this Code of Business Conduct and Ethics carefully and consider how the provisions relate to your daily business interactions. Each employee, officer and director should also read and be familiar with the portions of our other company policies applicable to such employee, officer and director, none of which are a part of this Code of Business Conduct and Ethics.

Any questions you may have on this Code of Business Conduct and Ethics or its administration should be referred to your immediate supervisor, to legal counsel for the Company or to a member of Audit Committee of the Board of Directors.

I. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

All employees, officers and directors must comply fully with all applicable foreign, federal, state and local laws, rules and regulations that govern Hometown's business activities and conduct, including, without limitation, antitrust laws, employee health and safety laws, insider trading laws, the Foreign Corrupt Practices Act and any applicable trade restrictions, export controls, or antiboycott laws and regulations. All governmental inquiries or investigations must be referred to legal counsel for the Company. It is our policy to fully cooperate with any governmental or regulatory investigation, and all employees, officers and directors are expected to fully cooperate with any internal or external investigations. Since the laws governing our activities are often complex, any questions that you may have regarding their applicability and interpretation, should, after review with your supervisor, be referred to legal counsel for the Company.

In general, employees, officers and directors who have access to, or knowledge of, material nonpublic information from or about our company are prohibited from buying, selling or otherwise trading in our company's stock or other securities. "Material nonpublic" information includes any information, positive or negative, that has not yet been made available or disclosed to the public and that might be of significance to an investor, as part of the total mix of information, in deciding whether to buy or sell stock or other securities.

Such insiders also are prohibited from giving "tips" on material nonpublic information, that is directly or indirectly disclosing such information to any other person, including family members, relatives and friends, so that they may trade in our stock or other securities. Furthermore, if, during the course of your service with our company, you acquire material nonpublic information about another company, such as one of our customers or suppliers, or you learn that we are planning a major transaction with another company (such as an acquisition), you are restricted from trading in the securities of the other company as well as ours.

Such "insider trading" is both unethical and illegal, with criminal penalties of up to $5 million and a jail term of up to 20 years and civil penalties of up to three times the illegal profit gained or loss avoided.

II. CONFLICTS OF INTEREST

Business decisions must be made in the best interest of our company, not motivated by personal interest or gain. Therefore, as a matter of Hometown policy, all employees, officers and directors must avoid any actual or perceived conflict of interest.

A "conflict of interest" occurs when an individual's personal interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of our company. A conflict of interest situation can arise when an employee, officer or director takes actions or has interests (financial or other) that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also may arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in Hometown, regardless of whether such benefits are received from us or a third party. Loans to, or guarantees of obligations of, employees, officers and directors and their respective family members are of special concern. Federal law currently prohibits Hometown from making loans to directors and executive officers.

It is difficult to identify exhaustively what constitutes a conflict of interest. For this reason, employees, officers and directors must avoid any situation in which their independent business judgment might appear to be compromised. Questions about potential conflicts of interest situations, and disclosure of these situations as they arise, should be addressed and reported to legal counsel for the Company.

III. ACCURATE ACCOUNTING AND PUBLIC DISCLOSURE

The accurate and full recording of company business activities is essential to our ability to fulfill our financial and legal obligations. Under no circumstances should you alter any business record or destroy any records except in conformity with our policy on records retention.

Financial transactions are to be recorded in accordance with generally accepted accounting principles and applicable governmental rules and regulations. You are expected to comply fully with internal accounting and audit policies and procedures designed to protect the integrity of our corporate records and are also to cooperate with the Accounting Department and internal and external auditors.

All employees, officers and directors are encouraged to report any concerns that they may have regarding the accounting, internal accounting controls, or auditing matters of the company directly to the Audit Committee. All submissions by employees of concerns regarding questionable accounting or auditing matters will be received by the Audit Committee on a confidential and anonymous basis. We want to assure all of our employees, officers and directors that they have no need to fear retaliation or retribution for having acted in good faith in reporting their concerns.

As a result of our status as a public company, Hometown is required to file periodic and other reports with the Securities and Exchange Commission. Hometown takes its public disclosure responsibility seriously to ensure that these reports and other public communications furnish the marketplace with full, fair, accurate, timely and understandable disclosure regarding the financial and business condition of the company.

IV. CONFIDENTIALITY

Employees, officers and directors must maintain the confidentiality of all information entrusted to them by us, our clients or suppliers, or others with whom we may conduct business, except when disclosure of such information is specifically authorized by legal counsel for the Company or required as a matter of law. Confidential information includes all non-public information that might be of use to competitors, or harmful to us or our clients, if disclosed.

V. PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and directors must protect our assets and ensure their efficient use. Such assets include, without limitation, intellectual property such as the Hometown name, logos, trademarks, patents, copyrights, confidential information, ideas, plans and strategies. Theft, carelessness and waste have a direct impact on our profitability. All company assets must be used for legitimate business purposes. Any misuse or infringement of our assets should be reported to your supervisor.

VI. CORPORATE OPPORTUNITIES

Employees, officers and directors are prohibited from: (a) taking for themselves personally opportunities that properly belong to the company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the company. Employees, officers and directors owe a duty to the company to advance its legitimate interests when the opportunity to do so arises. Any questions as to the appropriateness of the conduct of any employee, officer or director should be brought to the immediate attention of legal counsel for the Company.

VII. FAIR DEALING

Each employee, officer and director must endeavor to deal fairly and in good faith with our customers, suppliers, competitors, stakeholders and employees. No employee, officer or director shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

VIII. EQUAL EMPLOYMENT OPPORTUNITY AND HARASSMENT

Through specific policies issued by our Human Resource Department, we strive to select, place and work with all our employees and officers without discrimination based on race, color, national origin, gender, age, religion, disability, veteran's status, or actual or perceived sexual orientation. Equal opportunity is one of our firmest and most basic beliefs. Please see the Company's Employee Handbook for a fuller description of the Company's Equal Employment Opportunities, Anti-Discrimination and Americans With Disabilities Act policies.

Further, it is the responsibility of each of us to help the company provide a work atmosphere free of harassing, abusive, disrespectful, disorderly, disruptive or other nonprofessional conduct. Sexual harassment in any form, verbal or physical, by any employee, officer or director will not be tolerated. It is also a violation of our policy to retaliate against anyone who in good faith complains about harassing behavior or participates in an investigation. A violation of the Company's harassment policy will be treated with appropriate discipline, up to and including termination of employment.

IX. REPORTING VIOLATIONS AND COMPLIANCE

All of our employees, officers and directors have a duty to adhere to this Code of Business Conduct and Ethics. It is our intention to enforce the policies expressed in this Code of Business Conduct and Ethics. If confronted with an ethical question, employees are strongly urged to discuss this matter either with their supervisor or the Human Resources Department. As discussed in Section III of this Code of Business Conduct and Ethics, concerns regarding questionable accounting or auditing matters should be brought to the attention of the Audit Committee. We will respect the confidentiality of all such discussions, and we further want to assure all of our employees, officers and directors that they need have no fear of retaliation or retribution for having acted in good faith in calling unethical conduct to the attention of our management.

All allegations will be investigated by the proper corporate, business unit or department personnel, and, upon the advice and approval of legal counsel for the Company, will be reported to the appropriate authorities. In order to facilitate implementation of this Code of Business Conduct and Ethics, employees, officers and directors have a duty to cooperate fully with the investigation process and to maintain the confidentiality of investigative information unless specifically authorized to disclose such information.

Employees, officers and directors who provide information to or assist in any investigation or proceeding by the Company, federal governmental or law enforcement agency regarding any alleged violation of fraud laws or SEC rules and regulations will not be subject to retaliatory action for their cooperation in such matters. It is a violation of this policy and federal law for any employee, officer or director to retaliate against an employee because the employee provides such cooperation. Any employee who believes he or she has been the subject of retaliation should report the matter to his or her supervisor or the Human Resources Department. If the employee's manager is involved in the alleged retaliation, the employee should contact the Human Resources Department directly.

Employees, officers or directors who fail to comply with the standards of behavior that we have described in this booklet are subject to disciplinary action that may include termination of service, referral for criminal prosecution, and reimbursement to Hometown Auto Retailers, Inc. for any losses or damages resulting from the violation. Discipline may also be imposed for conduct that is considered unethical or improper even if the conduct is not specifically covered by our Code of Business Conduct and Ethics.

No code or set of values can address every ethical choice we face in business; no communication system or oversight group can ensure complete compliance. Each of us must use good common sense and judgment in our personal conduct.

X. AMENDMENT, MODIFICATION AND WAIVER

This Code of Business Conduct and Ethics may be amended, modified or waived by the Board of Directors of the Company. Any change to, or waiver of, this Code of Business Conduct and Ethics for executive officers or directors must be disclosed promptly to our stockholders either by a Form 8-K filing or by publishing a statement on our website.

Exhibit 31.1
CERTIFICATION

I, Corey E. Shaker, certify that:

1. I have reviewed this quarterly report on Form 10-K of Hometown Auto Retailers, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 24, 2004

/s/ Corey E. Shaker

Corey E. Shaker
President and Chief Executive Officer

Exhibit 31.2
CERTIFICATION

I, Charles F. Schwartz, certify that:

1. I have reviewed this quarterly report on Form 10-K of Hometown Auto Retailers, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 24, 2004

/s/ Charles F. Schwartz

Charles F. Schwartz
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Hometown Auto Retailers, Inc. (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Corey E. Shaker, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Corey E. Shaker

Corey E. Shaker
President and Chief Executive Officer
March 24, 2004

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hometown Auto Retailers, Inc. (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Charles F. Schwartz, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Charles F. Schwartz

Charles F. Schwartz
Chief Financial Officer
March 24, 2004

Hometown AUTO RETAILERS



Shareholder and Corporate Information

Executive Officers

Corey Shaker
President and Chief Executive Officer

William C. Muller Jr.
Regional Vice President—South Division

Steven Shaker
Regional Vice President—North Division

Joseph Shaker
Regional Vice President—East Division

Charles F. Schwartz
Chief Financial Officer, Treasurer and Secretary

Board of Directors

Corey Shaker
President and Chief Executive Officer

William C. Muller Jr.
Regional Vice President—South Division

Joseph Shaker
Regional Vice President—East Division

Bernard J. Dzinski Jr.
Partner
Charles Heaven & Co.

Steven A. Fournier
President and Chief Executive Officer
Gar-Kenyon Technologies, LLC

H. Dennis Lauzon
President and Owner
Parkway Toyota

Timothy C. Moynahan
Partner
Moynahan, Minnella, Broderick and Tindall

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
New York, N.Y. 10004

Stock Exchange Listing
OTC Bulletin Board
Ticker symbol: HCAR.OB

Independent Auditors
BDO Seidman, LLP
New York, N.Y.

Designed by Curran & Connors, Inc. / www.curran-connors.com

HOMETOWN AUTO RETAILERS

774 STRAITS TURNPIKE
WATERTOWN, CT 06795
860-945-6900
FAX: 860-274-4137
HTTP://WWW.HTAUTO.COM